7/10



07025111

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Burberry

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

FILE NO. 82- 34691 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 7/11/07


B
PRORSUM
B

BURBERRY

ESTABLISHED 1856

ANNUAL REPORT 2006/07



In 2006, Burberry celebrated its 150th anniversary. We honoured the brand's:

– Authentic British heritage, rooted in the integrity of our outerwear
– Broad consumer appeal, across genders and generations
– Unique democratic positioning within the luxury arena
– Global reach

This was also an opportunity to take pride in our widely recognised icon portfolio – the trench coat, the trademark check and the Prorsum horse logo.

While celebrating this milestone, we also looked forward to the next chapter, continuing to build on our core strengths and outstanding platform...

– Multi-category competence: womenswear, menswear and accessories
– Global reach with a business balanced across geographies
– Channel expertise in retail, wholesale and licensing
– A seasoned management team

...while refining our strategies for future growth.

The following pages outline Burberry's strategy through the lens of our five strategic themes:

– Leverage the franchise
– Intensify non-apparel development
– Accelerate retail-led growth
– Invest in under-penetrated markets
– Pursue operational excellence

LEVERAGE THE FRANCHISE







LEVERAGE THE FRANCHISE

FRONT-END OPPORTUNITIES

Through more coordinated use of brand assets and greater integration of our organisation around the globe, Burberry has the opportunity to enhance its responsiveness to consumers and operate more efficiently and effectively. This potential exists at both the front of the business, as well as in back of house operations.

The front-end comprises everything the consumer sees – our products, our marketing imagery, our stores. Front-end opportunities include:

- Capitalising on unique positioning: Burberry is uniquely positioned. No other brand within the democratic segment of the luxury market enjoys a comparable foundation, scale or reach.
- Rebalancing the product portfolio: Burberry's critically acclaimed, exclusive runway collection presents the basis for rebalancing our product portfolio. Its success provides the inspiration, expertise and credentials for growing this select segment while extending its luxury and fashion components to a broader portion of Burberry's core casual product offering.
- Reinforcing outerwear heritage and leadership: Outerwear is our merchandising cornerstone – the category in which Burberry is top-of-mind among consumers. We concentrate on innovation in design and merchandising to strengthen our leadership position: new product launches, strategically structured assortments, runway revelations.

BACK OF HOUSE OPPORTUNITIES

The back of house operations comprise the processes, infrastructure and administrative elements that the consumer never sees, required to produce Burberry's alluring front-end.

Historically, Burberry's organisation has been highly decentralised. Today the Group sees opportunities to streamline and simplify its structure, creating a more effective and efficient model. Examples include:

- Consolidating product design in London under Burberry's Creative Director to enhance aesthetic quality and consistency
- Realigning the many business units in a three-region structure to leverage our global scale
- Integrating regional and functional teams to leverage isolated islands of expertise around the world

Similarly, Burberry's supply chain has been an amalgamation of resources, many small and limited in capability and located across multiple geographies. The Group is developing a strategy for implementing a single, globally-integrated structure throughout the business.



INTENSIFY NON-APPAREL DEVELOPMENT





Intensify focus on, and invest in, non-apparel categories.

At 25% of revenue, Burberry's non-apparel business has substantial room for growth. In several product categories – some of which are growing explosively – our presence is small relative to the total market. Non-apparel offers opportunity to leverage further Burberry's unique positioning and brand: in handbags, small leather goods and shoes. The Group is intensifying its focus on these categories through investment in product development, people, marketing and supply chain.

These principles were applied to the launch of The Burberry Icons Collection in conjunction with our 150th anniversary celebration in September 2006. The design team concentrated on the luxe segment of the market, creating a limited-edition handbag group featuring authentic Burberry icons (quilting, D-rings and signature script) from the Group's archives. To support the introduction, a dedicated marketing programme was structured, providing a more consistent, synchronised message across the many consumer touch points, including fashion show, print and stores – from runway to reality.

Intensified efforts in non-apparel extend equally to licensed categories. For example, Spring 2007 saw the launch of Burberry's first eyewear collection under a new agreement with Luxottica, the world's leading premium eyewear developer and distributor. While executed by our partner, Burberry is integrally involved in product design, as well as marketing and distribution strategy.



ACCELERATE RETAIL-LED GROWTH





ACCELERATE RETAIL-LED GROWTH

Retail-led growth refers not only to the operation of Burberry's own stores, but also to a fundamental shift in the Group's operating culture.

Culturally, Burberry is moving from the relatively static wholesale structure of its origins to a more contemporary, dynamic, retail mindset – as evidenced in recent initiatives:

- A new design cycle that ensures a more frequent flow of fresh merchandise to stores
- Implementation of a basic replenishment programme
- A marketing programme synchronised with in-store presentation capsules

By creating a more responsive operation, this paradigm shift benefits wholesale customers as well.

Looking to the stores, we are focusing on:

- Enhancing store productivity: Through enhanced aesthetic cohesion across product groups, improved in-store service and a more targeted marketing strategy, we look to drive traffic, increase customer conversion and build average transaction size.
- Accelerating our new store opening programme: This includes franchise opportunities.
- Developing new store concepts: With the opening of a Prague store in March 2007 we are testing a new, smaller format with an assortment led by accessories and outerwear.


BURBERRY

INVEST IN UNDER-PENETRATED MARKETS





Concentrate resources in under-penetrated markets, utilising Burberry's three distribution channels (retail, wholesale and licensing) to address the opportunity.

For Burberry, under-penetrated markets exist in both developed and newly emerging economies.

North America is today a £200m market for the Group. With only 39 Burberry stores, North America presents significant opportunity to expand this base. At the same time, the importance of large, high-end department stores in this market indicates substantial capacity for future growth of our wholesale channel.

Emerging consumer economies, including China, Eastern Europe, Russia and the Middle East, offer rapid growth, potentially with significant scale. In many of these markets, Burberry develops its business through franchise structures which operate retail stores – a retail/wholesale hybrid model. The future in these markets will be addressed both through direct retailing and franchise structures.

Under-penetrated markets also refers to geographies in which specific segments or product categories of our business are underdeveloped – even within a large Burberry market.


225
BURBERRY

PURSUE OPERATIONAL EXCELLENCE




BURBERRY

PURSUE OPERATIONAL EXCELLENCE

Burberry's goal is to be recognised as much for its operational expertise as for its product and marketing excellence.

Project Atlas – a five year, £50m programme to redesign Burberry's business processes and systems – is the key enabler as the Group seeks to operate more efficiently and effectively. Having successfully completed its second preparatory year, the project moves to full scale deployment in 2007/08. This investment will benefit every aspect of our business from product development, to supply chain, to wholesale customers, to stores, to financial reporting.

While Atlas operates on a Group-wide level, Burberry continues to enhance excellence within individual functions:

- In design, style reduction to improve retail presentation, order fulfilment and sourcing economics
- In supply chain, ongoing effort to improve the basic replenishment programme (introduced in Autumn 2006)
- In sourcing, reducing internal complexity through more sophisticated relationships with suppliers and a more streamlined structure






850.3
2006/07
Turnover
185.1
2006/07
Adjusted EBIT
21.8
2006/07
Adjusted EBIT Margin

- Total revenue increased 15% on an underlying basis to £850.3m
  - Retail revenue increased 24% underlying, on a 12% comparable store gain
  - Wholesale revenue increased 8% underlying
  - Licensing revenue increased 10% underlying
- Adjusted EBIT increased 12% to £185.1m
  - A 17% increase at constant exchange rates
- Adjusted retail/wholesale EBIT margin of 14.6% vs 14.5% in prior period
  - Total adjusted EBIT margin of 21.8% vs 22.3% in prior period
  - Movement reflects reduced licensing share of revenue
- Adjusted diluted EPS increased 21% to 29.1p
- Sharp acceleration in revenue, adjusted EBIT and EPS growth relative to prior year
- Continued strong free cash flow with £85m generated in the year
- Final dividend of 7.625p per ordinary share proposed 10.5p for full year, a 31% increase
- Bought 12.3m shares at cost of £62m during the year as part of ongoing repurchase programme



John Peace
Chairman

Burberry's 150th year has been outstanding for both the business and the brand.

Looking at financial results, the Group generated total revenue of £850m, representing 15% underlying growth and a sharp increase from the previous financial year. Adjusted diluted EPS increased 21% to 29.1p. Burberry maintained its excellent return on capital, at 34% for the year. Cash flow remained strong, with the Group generating £85m of free cash flow. In line with this, the Board has proposed a 31% increase in the full year dividend to 10.5p. In addition, the Group repurchased £62m of its own shares during the year.

Accomplishments across the business underlie these financial results: outerwear innovation, a dynamic marketing campaign, increased store productivity, the accelerated pace of retail expansion. Burberry reached an historic milestone during the year, with retail becoming the largest distribution channel. These accomplishments, all the more impressive in the context of so much change, are discussed in the report that follows.

While achieving these results, we also planned for Burberry's future. As part of enhancing the luxury quotient of our brand, we invested in collection development, the talent behind it, and marketing to support it. Accelerating retail expansion required an increase in upfront expenses and capital commitments relative to previous years. Building the operational capabilities of the business has also been a priority – this year's investment toward an integrated global supply chain is one example. Project Atlas, Burberry's five year programme to redesign its business processes and systems, continued in its second year. Although these initiatives have required significant investment in expense and capital today, we are confident of their returns in the future.

The year was also marked by important Board changes. Angela Ahrendts assumed the role of Chief Executive Officer on 1 July 2006, following a six month transition period with Rose Marie Bravo, her predecessor, who became Vice Chairman. The smooth transition of responsibilities has contributed to the year's successful outcome. Other Board changes included the departure of Guy Peyrelongue in March 2007. Guy had been a non executive director since Burberry's IPO in July 2002 and I thank him on behalf of the Board for his contribution to the Group's success over the past five years. I also extend a warm welcome to Ian Carter, who became a non executive director in April 2007. Ian is Executive Vice President of Hilton Hotels Corporation and Chief Executive Officer of Hilton International Co.

As I meet with the many parts of Burberry's business across the globe, I see the excitement, determination and dedication of its people with respect to this iconic brand. On behalf of shareholders, I thank the team for their efforts during the year and congratulate them on these achievements. Looking forward, Burberry clearly has the brand, strategy and team for continued success in this vibrant luxury goods market.

John Peace
Chairman



Angela Ahrendts
Chief Executive Officer

CHIEF EXECUTIVE'S LETTER

I am pleased to report that 2006/07, our 150th anniversary, was outstanding for Burberry. The year saw us proudly celebrating our past, intensely focussed on driving the present, while thoughtfully planning for the future.

[illegible]

Angela Ahrendts
Chief Executive Officer

Retail and wholesale revenue by geographical market (destination)

	Reported		% change		Revenue Mix %	
	2006/07 £m	2005/06 £m	Reported £m	Underlying[1] £m	2006/07 £m	2005/06 £m
Europe (excluding Spain)	**229.8**	191.5	20%	20%	**27%**	26%
North America	**196.5**	177.9	11%	18%	**23%**	24%
Asia Pacific	**167.5**	144.6	16%	18%	**20%**	19%
Spain	**151.8**	134.1	13%	2%	**18%**	18%
Rest of World	**18.6**	13.7	36%	36%	**2%**	2%
Total	**764.2**	661.8	16%	16%	**90%**	89%
Licensing	**86.1**	81.1	6%	10%	**10%**	11%
Total	**850.3**	742.9	14%	15%	**100%**	100%

Business review

Burberry's 150th year was marked by outstanding performance: a balance of strong financial results, important strategic advances and significant investment for the future. The Group generated total revenue of £850.3m, representing 15% underlying[1] growth and a sharp acceleration from 3% in the previous financial year. Growth in operating profit before Project Atlas and plant closure costs ("Adjusted EBIT")[2] accelerated to 12%, for a total of £185.1m. Adjusted diluted EPS[2] increased 21% to 29.1p. During the year, the Group completed a major strategic review of the business, more precisely identifying its opportunities and refining its strategy, as represented by these five strategic themes:

- Leverage the franchise
- Intensify non-apparel development
- Accelerate retail-led growth
- Invest in under-penetrated markets
- Pursue operational excellence

In line with these themes, Burberry initiated incremental investment across the business to drive future performance. This investment was primarily directed toward enhancing the luxury component of the brand, advancing retail expansion, evolving to a more retail-oriented operating model and improving operational capabilities. These themes of strategic evolution and investment are reflected in the review of Burberry's 2006/07 results set forth below.

Regions

All regions demonstrated progress in the year, with growth accelerating in the second half.

- Europe (excluding Spain)
  Sales performance was generally strong for the year. Excellent retail gains combined with wholesale strength to produce 20% underlying growth in the region. Sustained demand across a majority of markets, particularly Italy, Germany and Greece, drove strong wholesale performance. Retail sales were robust across the region with leading comparable store sales increases for the Group. These gains were complemented by contributions from new space additions. Retail strength also drove double digit gains in the UK market. During the year, Burberry opened stores in Manchester (UK), Prague (Czech Republic) and Vienna (Austria) and five concessions and an outlet in the region.
- North America
  Strong performance across both the retail and wholesale channels produced 18% underlying revenue growth. Ongoing efforts with key accounts and the attractive Spring/Summer collection drove second half wholesale gains, and a strong performance for the year. In retail, sales growth was balanced between gains at existing stores and contributions from new space. In line with the strategy to accelerate expansion in under-penetrated markets, the Group opened five stores and two outlets in North America during the year. New stores included Atlantic City (New Jersey), Bergen County (New Jersey), Kansas City (Missouri), North Los Angeles (California) and Northbrook (Illinois).

[1] Underlying figures exclude the financial effect of the Taiwan acquisition and the portion of Burberry's business in Spain affected by the retail conversion, in both reporting periods. In addition, underlying figures are calculated at the same exchange rates used in the 2005/06 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan acquisition") and initiated actions related to the retail conversion in Spain during the third quarter of 2005/06.

[2] "Adjusted" refers to profitability measures calculated before Atlas and plant closure costs:
- Atlas costs of £21.6m (2006: £11.1m) relate to the Group's infrastructure redesign initiative announced in May 2005
- Plant closure costs of £6.5m relate to the closure of the Treorchy manufacturing facility in March 2007

Revenue by channel of distribution

	2006/07 £m	[illegible]	[illegible]	[illegible]	2006/07 %	[illegible]
Retail	410.1	[illegible]	[illegible]	[illegible]	48%	[illegible]
Wholesale	354.1	[illegible]	[illegible]	[illegible]	42%	[illegible]
Licensing	86.1	[illegible]	[illegible]	[illegible]	10%	[illegible]
Total	850.3	[illegible]	[illegible]	[illegible]	100%	[illegible]

– Asia Pacific

Double digit gains in both the retail and wholesale channels drove an 18% increase in Asia Pacific revenue for the year. Wholesale gains were led by demand from travel retail customers and initial sales of global products in the Japanese market. Retail performance was generally strong throughout the region with overall growth balanced between existing and new space. Stores in Hong Kong and other Southeast Asia markets achieved particularly strong gains. The Taiwan acquisition added to the reported increase. During the period, the Group opened a store in Sydney, Australia and three concessions in Korea and [illegible].

– Spain

Spain achieved a 2[illegible] underlying revenue gain for the year. The underlying decline in wholesale revenue, primarily driven by reduced orders in the specialty store channel, partially offset underlying retail strength led by new space additions. Retail performance was complemented by excellent gains at existing stores and concessions. Completing their first full year of operation, the womenswear concessions demonstrated notable progress. As part of the objective to enhance brand positioning in this market, Burberry opened stores in Madrid and Seville. The Group also opened five concessions during the period. In addition, 24 childrenswear shop-in-shops were converted to the concession format later in the year.

– Rest of World

RoW revenues largely represent sales to emerging markets including the Middle East, Eastern Europe, Russia and South America. Wholesale sales to these areas increased 36% underlying in the year, largely on increased sales to existing customers. These customers sell Burberry products primarily through franchised stores. These stores achieved excellent performance during the year. In conjunction with these franchise partners, the Group opened stores in [illegible] Turkey, Kiev, Ukraine and Mexico City, Mexico.

– Japan licensing

Japan licensees accounted for approximately 64% of Burberry's licensing revenue for the financial year. Led by apparel, ongoing licensees produced a good gain in the period. This was partially offset by the effect of licence terminations as part of Burberry's ongoing initiative to adjust the product mix in this market. The net result was a modest underlying [illegible] in Japan licensing revenue.

Channels

Revenue [illegible] Burberry's three channels of distribution [illegible] the year [illegible]

– Retail

Retail [illegible] underlying [illegible] Comparable [illegible] increased [illegible] achieving [illegible] Benefiting from [illegible] products [illegible] marketing campaign [illegible] Burberry experienced increases in [illegible] and average selling prices. Underlying average retail selling space increased approximately 13%. The Taiwan acquisition and Spain retail conversion contributed ten percentage points to the reported gain. Currency movements reduced the reported gain by five percentage points. The Group opened 12 stores, one replacement store, almost [illegible] concessions and three outlets, reflecting a substantial increase in new space activity relative to the previous year.

As a result, retail represented 48% of total revenue for the year and is now Burberry's largest distribution channel, an important strategic [illegible] keeping with the Group's emphasis on [illegible] This [illegible] fundamental [illegible] the Group's [illegible] structure [illegible] expense [illegible]

Revenue by product category

	Reported		% change		Revenue Mix %	
	2006/07 £m	2005/06 £m	Reported £m	Underlying £m	**2006/07 £m**	2005/06 £m
Womenswear	**305.5**	249.3	23%	19%	**36%**	34%
Menswear	**227.0**	206.2	10%	13%	**27%**	28%
Accessories	**211.2**	189.2	12%	15%	**25%**	25%
Other	**20.5**	17.1	20%	21%	**2%**	2%
Licensing	**86.1**	81.1	6%	10%	**10%**	11%
Total	**850.3**	742.9	14%	15%	**100%**	100%

- Wholesale
  Gaining momentum throughout the year, wholesale sales increased 8% underlying, 3% reported. With the exception of Spain, all regions achieved double digit underlying increases. Sales gains, primarily in the second half, were boosted by initial success of the basic replenishment programme and incremental orders associated with the new market calendar. On a reported basis, this increase was reduced by three percentage points due to the Spain retail conversion and Taiwan acquisition, and a further two percentage points by currency movements.

- Licensing
  Strong growth in product licence revenue (approximately 36% of licensing revenue) coupled with the modest underlying increase in Japan licensing revenue produced a 10% underlying increase in total licensing revenue for the year. Among product licences, fragrances led gains, benefiting from the major launches of Burberry London for women and men in 2006 and introduction of the new Burberry Summer scent in Spring 2007. Watches also performed well in the period, driven by both core and fashion styles. The first collection under Burberry's new global eyewear agreement launched during the second half. Supported by an extensive marketing campaign and a plan for distribution in 15,000 doors worldwide, eyewear contributed to product licence revenue growth. Currency movements reduced total underlying licensing revenue growth by four percentage points, resulting in a 6% reported gain.

Products

Burberry's evolution from its historical wholesale origins to a more dynamic, retail-oriented operating culture had important implications for product design and merchandising during the year. Considering in-store environments, the Group seeks to enhance the aesthetic cohesion across product categories generally, and maximise the visual impact of each individual capsule presentation specifically. Toward this goal, Burberry centralised its design process in London, largely eliminating regional design centres, and physically integrated the category-specific design teams, to create a single, integrated design function. As part of enhancing the clarity of in-store presentations, product teams reduced significantly the number of styles developed within each collection. The product design cycle was revamped to increase the number of collections created, allowing new merchandise to be offered in stores monthly. These design and merchandising initiatives have been enabled by increased investment in product development and design and merchandising talent.

- Runway
  Burberry's runway collection enjoyed outstanding results in the year. The Spring and Autumn collections continued to be among the most critically acclaimed and followed in Milan. Commercially, in keeping with Burberry's strategy to enhance the luxury and high-fashion elements of its business, sales of runway apparel collections approximately doubled for these two seasons. The addition of a women's Spring/Summer 2007 pre-collection in order to enhance new product flow contributed to this success. This pre-collection strategy continues with future seasons. Integration of design teams has stimulated incorporation of runway design innovation across all collections.

– Womenswear

Led by key strategic categories, womenswear produced an excellent performance. Outstanding outerwear sales, benefiting from product innovation, seasonal styles and balanced assortments, were a consistent feature throughout the year. Within outerwear, rainwear was a particular strength. Strength in women's [illegible] apparel was [illegible] the category's growth. During the year the Group made good progress in its objective to increase [illegible] segment [illegible] casual offering.

– Menswear

Key menswear trends were [illegible]. Reflecting similar product development [illegible], outerwear was a key driver of menswear revenue. Runway [illegible] performed well throughout the year. Strength in [illegible] casual apparel categories also contributed [illegible] growth. As part of the Group's efforts to integrate [illegible] operations, the International and Spain [illegible] jointly developed a global outerwear offering.

– Accessories

The Group intensified accessories development. Driven by product design and development efforts [illegible] innovation and elevate assortments, luxury handbag sales gained momentum throughout the year, [illegible] an increasing percentage of the accessory mix. Successfully broadening distribution of these products within Burberry's store network also demonstrated their relevance to a wider consumer base. An exclusive range of handbags, designed in celebration of Burberry's 150th anniversary – the Burberry Icons Collection – was a highlight of the year. In the Group's core scarf category, new designs were an important factor underpinning strong performance. Good progress in the small leathergoods, belt and shoe categories was also achieved in the year.

– Marketing

New product initiatives and the increasing retail orientation of the business are inducing a realignment of marketing strategies. In keeping with efforts to enhance the brand's consistency across consumer touch points, all Burberry visual imagery is now derived from a single source – whether print advertisement, catalogue or in-store display. The seasonal image campaign is also segmented to emphasise the primary sectors and groups within the product line. The programme's various elements are synchronised to appear with the flow of related products to stores. The Group is also [illegible] marketing investment with a greater emphasis on direct, digital and event strategies.

Operations

Enhancing operating efficiency and effectiveness is a primary objective for the Group.

– Project Atlas

Project Atlas, the cornerstone of Burberry's efforts to improve operational efficiency, completed its second year. During the period, key systems deployments were implemented as scheduled, with minor alterations to originally planned phasing to better accommodate changes in Burberry's business. Completed SAP deployments include UK based financial and [illegible] procurement, product planning, manufacturing and procurement. During the second half the Group also initiated a [illegible] software solution providing improved visibility of [illegible] sales and inventory. The approximately £6m of benefits associated with Project Atlas during the year were derived from reduced procurement and sourcing costs and [illegible] related [illegible]. Expenses incurred in 2006/07 totalled £[illegible]m. During the next six months, Atlas enters its most intensive stage with major SAP deployments in the Group's [illegible] development operations and key geographic [illegible].

– Supply chain

Important supply chain initiatives during the year included:

– Burberry appointed its first head of global supply chain, developed a strategy for implementing a single integrated structure across the business and began the process of building the required organisation.
– To improve sourcing efficiency, the Group took initial steps to rationalise its supplier base and move toward a more vertical sourcing structure.
– The Group completed the closure of a manufacturing facility in March 2007. This resulted in a £6.5m charge in the 2006/07 financial year to cover redundancy payments and outplacement and training services for affected employees, a community contribution and asset write offs. Expense savings associated with elimination of manufacturing losses are expected to be approximately £[illegible].5m annually.

– Global headquarters

In December 2006, Burberry entered into a lease for a new global headquarters. Located in central London, Westminster, the site will allow the Group to consolidate its operations, including design, showrooms, merchandising, marketing, supply chain, finance and executive and administrative functions, within a single facility. These functions are currently divided among five locations in London. The relocation is expected to take place in late 2008.

Financial summary

- Revenue increased 15% on an underlying basis (14% reported) to £850.3m for the year.
- Gross margin improved from 60.0% to 61.3% as a result of the increase in the retail channel's share of revenue, reduced markdowns, favourable product mix and sourcing gains. This increase was partially offset by increased product development costs and fulfilment expenses during this period of accelerated growth, as well as the licensing channel's reduced share of revenue.
- The channel shift in favour of retail was also an important contributor to the increase in the adjusted expense ratio (before Atlas and plant closure costs) from 37.8% to 39.5%. Additional factors underlying this increase include expenses associated with accelerated retail expansion and investment in people relating to product and supply chain initiatives. This increase was partially offset by initial Atlas expense benefits.
- The Group maintained its adjusted retail/wholesale EBIT margin at 14.6% in 2006/07 relative to 14.5% in 2005/06. Total adjusted EBIT margin was 21.8% relative to 22.3% in the previous period. This decrease was driven by licensing's reduced share of revenue.
- Adjusted EBIT increased to £185.1m, a 12% gain. Excluding the effect of currency movements (an approximate £8.4m translation-related reduction), adjusted EBIT increased 17%.
- Burberry's effective tax rate declined from 32.2% to 29.5%. This decline resulted from an approximate 1% ongoing decrease driven by the changing regional mix of the Group's business, coupled with an approximate 1.5% one-time reduction relating to the settlement of certain transfer pricing arrangements.
- Adjusted diluted EPS increased 21% to 29.1p.
- Including Atlas and plant closure costs, operating profit was £157.0m with diluted EPS of 24.7p.
- Full year capital expenditure totalled £38.8m.
- The Group generated £84.8m of free cash in the year.
- The directors have proposed a 39% increase in the final dividend to 7.625p which would result in a full year dividend of 10.5p, a 31% increase.
- In the year, the Group repurchased 12.3m shares (2.7% of shares outstanding at 31 March 2006) at a total expenditure of £62.2m.

2007/08 outlook

Burberry's current outlook for the 2007/08 financial year includes the following features:

- Retail
  Burberry plans an approximate 13% increase in average retail selling space. The majority of space expansion will be concentrated in the US and European markets.
- Wholesale
  Based upon orders received to date, first half wholesale sales are expected to achieve a mid-teens percentage underlying gain relative to the comparative period.
- Licensing
  The Group anticipates broadly flat underlying licensing revenue relative to 2006/07:
  - Licences in Japan are expected to produce a moderate underlying revenue gain for the year primarily as a result of continued apparel growth.
  - Growth in selected product licence categories is expected to be offset by decreases at others, reflecting product cycles and channel transitions.
  - On a reported basis, Yen-related exchange rate movements will reduce licensing revenue in excess of £6m.
- Project Atlas
  In keeping with alterations to systems implementation phasing required by changes in the business, Atlas expenses are budgeted at approximately £15m for the financial year. In line with previous statements, Burberry expects P&L benefits associated with Project Atlas of approximately £20m in the period.
- Tax rate
  The Group anticipates an effective tax rate of approximately 31%.
- Capital expenditures
  Capital expenditures are budgeted at approximately £60m. The majority of investment is directed to retail operations, including planned renovation of approximately 20 high visibility stores.

Financial review

Group results

Year to 31 March	2007 £m	2007 Percentage of turnover	2006 £m	2006 Percentage of turnover
Turnover				
Retail	410.1	48.2%	318.5	42.9%
Wholesale	354.1	41.7%	343.3	46.2%
Licensing	86.1	10.1%	81.1	10.9%
Total turnover	850.3	100.0%	742.9	100.0%
Cost of sales	(329.0)	(38.7%)	(296.8)	(40.0%)
Gross profit	521.3	61.3%	446.1	[illegible]
Adjusted operating expenses	(336.2)	(39.5%)	(280.5)	(37.8%)
Adjusted EBIT	185.1	21.8%	165.6	22.3%
Atlas costs	(21.6)	(2.5%)	[illegible]	[illegible]
Plant closure costs	(6.5)	(0.8%)		
Operating profit	157.0	18.4%	[illegible]	20.8%
Net finance (expense)/income	(0.7)	–	2.5	0.3%
Profit before taxation	156.3	18.4%	[illegible]	[illegible]
Taxation	(46.1)	(5.4%)	[illegible]	6.8%
Attributable profit for the year	110.2	13.0%	106.4	14.3%
Adjusted diluted EPS	29.1p	–	24.1p	
Diluted EPS	24.7p	–	22.3p	
Diluted weighted average number of ordinary shares (millions)	446.1	–	477.6	

Burberry Group turnover is composed of revenue from three channels of distribution: retail, wholesale and licensing operations. Retail revenue is generated primarily from the sale of women's and men's apparel and accessories through the Group's directly operated store network. Wholesale revenue arises from the sale of these products to wholesale customers worldwide, principally leading and prestige department and specialty retailers and franchisees. Licence revenue consists of royalties receivable from Japanese and product licensees. At 31 March 2007, the Group operated 292 retail locations (2005/06: 260) consisting of 77 Burberry stores (2005/06: 66), 182 concessions (2005/06: 164) and 33 outlet stores (2005/06: 30).

Turnover

Total turnover advanced to £850.3m from £742.9m in the prior period, representing an increase of 14%, or 15% on an underlying basis. In determining "underlying" performance, results are adjusted to exclude the financial effects of the Taiwan acquisition, the portion of Burberry's business in Spain affected by the retail conversion and the impact of currency exchange rate differences between periods. The Taiwan acquisition and Spain retail conversion shift sales from Burberry's wholesale channel to its retail channel. The financial effects of the relevant businesses are excluded from both reporting periods.

Operating profit

Gross profit as a percentage of turnover was 61.3% in 2006/07 relative to 60.0% in the prior year. The increase was driven by the increase in the retail channel's share of revenue, reduced markdowns, favourable product mix and sourcing gains. This gain was partially offset by increased product development and fulfilment expenses during this period of accelerated growth, as well as the licensing channel's reduced share of revenue.

Adjusted net operating expenses (before Atlas and plant closure costs) as a percentage of turnover increased to 39.5% from 37.8% in the previous period. This increase in the adjusted expense ratio reflected the change in Burberry's cost structure with the revenue shift to the retail channel. Additional factors driving the rise include expenses associated with accelerated retail expansion and investment in people relating to product and supply chain initiatives. This increase was partially offset by initial Atlas expense benefits.

As a result of the elements above, adjusted EBIT increased 12% to £185.1m, or 21.8% of turnover relative to 22.3% in the previous year. Excluding the impact of exchange rate movements, adjusted EBIT rose 17%. Exchange rate differences relative to the previous period reduced reported operating profit by £8.4m.

Expenses associated with Project Atlas totalled £21.6m (2005/06: £11.1m) and the plant closure resulted in a £6.5m charge. Reported operating profit was £157.0m for the year.

The table below sets out the principal components of cash flow for the year to 31 March 2007 and 31 March 2006 and net funds at period end:

Year to 31 March	2007 £m	2006 £m
Adjusted EBIT	**185.1**	165.6
Atlas & plant closure costs	**(28.1)**	(11.1)
Operating profit	**157.0**	154.5
Depreciation and related charges	**26.7**	24.9
Loss/(Profit) on disposal of fixed assets	**1.1**	(1.6)
Charges in respect of employee share incentive schemes	**10.8**	7.4
Increase in stocks	**(33.4)**	(17.8)
(Increase)/Decrease in debtors	**(33.8)**	2.2
Increase/(Decrease) in creditors	**32.8**	(21.2)
Net cash inflow from operating activities	**161.2**	148.4
Net interest (paid)/received	**(1.6)**	1.6
Taxation paid	**(45.8)**	(43.6)
Capital expenditures and acquisition related payments	**(35.7)**	(50.7)
Sale of shares by ESOPs	**6.1**	2.4
Issue of ordinary share capital	**0.6**	3.7
Free cash flow	**84.8**	61.8
Share repurchases	**(62.2)**	(191.6)
Equity dividends paid	**(36.5)**	(32.8)
Movement in net funds resulting from cash flows	**(13.9)**	(162.6)
Exchange rate (loss)/gain	**(1.4)**	5.2
Movement in net funds	**(15.3)**	(157.4)
Net funds at end of period	**(2.8)**	12.5

Net finance income

Profit before taxation

Attributable profit

Cash flow and net funds


01
02
03
04
05
06
07
08

BOARD OF DIRECTORS

01 John Peace 58
Chairman

John Peace has been Chairman of Burberry since June 2002 and is Chairman of the Nomination Committee. He was appointed Group Chief Executive of GUS plc in January 2000 and following the demerger of GUS plc to form Experian Group Limited and Home Retail Group plc at the end of 2006 he became Chairman of the Board of Experian. John Peace will join the Board of Standard Chartered plc as Deputy Chairman and Senior Independent Director with effect from 1 August 2007. He is also the Chairman of the Board of Governors of Nottingham Trent University.

02 Rose Marie Bravo 56
Vice Chairman

Rose Marie Bravo was appointed Vice Chairman of Burberry on 1 July 2006 after serving as Chief Executive since 1997. Prior to this, she served as President of Saks Fifth Avenue from 1992 to 1997, and as a member of the Board of Saks Holding Inc. From 1974 to 1992, she held various positions at RH Macy & Co, culminating with her 1987 to 1992 tenure as Chairman and Chief Executive Officer of the I Magnin Speciality Division. Rose Marie Bravo is a non executive director of Tiffany & Co. and The Estee Lauder Companies Inc.

Executive directors

03 Angela Ahrendts 46
Chief Executive Officer

Angela Ahrendts became Chief Executive Officer of Burberry on 1 July 2006, having served as an executive director since January 2006. Prior to her appointment, Angela held various senior positions at Liz Claiborne Inc from 1998, most recently as Executive Vice President. She was also Executive Vice President of Henri Bendel from 1996 to 1998 and President of Donna Karan International from 1989 to 1996.

04 Stacey Cartwright 43
Chief Financial Officer

Stacey Cartwright was appointed Chief Financial Officer of Burberry on 1 March 2004. She had previously been Chief Financial Officer at Egg plc between 1999 and 2003 and from 1988 to 1999 she held various finance related positions at Granada Group plc.

Non–executive directors

05 Philip Bowman 54
Non executive director

Philip Bowman joined the Board in June 2002 and is the Senior Independent Director and Chairman of the Audit Committee. He was Chief Executive of Scottish Power plc until its acquisition by Iberdrola SA at the end of April 2007 and is a non executive director of Scottish & Newcastle plc and Berry Bros & Rudd Limited as well as a member of the Advisory Board of Alchemy Partners. He previously served as Chief Executive of Allied Domecq plc between 1999 and 2005 and as an executive director of Bass plc (now Mitchells & Butler plc and InterContinental Hotels Group plc) between 1990 and 1995. Philip Bowman was non executive Chairman of Coral Eurobet Limited from 2004 to 2005 and a non executive director of British Sky Broadcasting Group plc from 1994 to 2003. He also acted as Chairman of Liberty plc from 1998 to 2000.

06 David Tyler 54
Non executive director

David Tyler became a non executive director in June 2002, having been a director since 1997. He was appointed Chairman of the Remuneration Committee in March 2007. David was Group Finance Director of GUS plc from 1997 until its demerger in October 2006. He is currently a non executive director of Experian Group Limited and Reckitt Benckiser plc. Earlier in his career David worked at Unilever plc, County NatWest Limited and Christie's International plc.

07 Stephanie George 50
Non executive director

Stephanie George joined the Board in March 2006. She is currently Executive Vice President of Time Inc., with responsibility for the publishing divisions and overall management of People, In Style, Entertainment Weekly, Real Simple, Essence and the Time Inc. Media Group. Before this, Stephanie spent 12 years at Fairchild Publications, first as publisher of W magazine and then as President, Women's Wear Daily Media Worldwide. Stephanie also sits on the Board of Lincoln Center.

08 Ian Carter 45
Non executive director

Ian Carter was appointed as a non executive director on 1 April 2007. He is CEO of Hilton International Company and Executive Vice President of Hilton Hotels Corporation, and was a director of Hilton Group plc until the acquisition of Hilton International by Hilton Hotels Corporation in February 2006.

[illegible]

The directors present their Annual Report together with the audited financial statements for the year to 31 March 2007.

Principal activities and business review

The Group designs, sources, manufactures and distributes luxury apparel and accessories globally through its own retail stores, concessions and wholesale customers. Burberry also licenses third parties to manufacture and distribute products using the "Burberry" trademark. The Chairman's letter on page 39, the Company Overview and Strategy sections on pages 03 to 34 and the section of the Business and Financial Review on pages 42 to 49 report on the activities and results for the year and give an indication of the Company's future developments.

A description of the principal risks and uncertainties facing the Company is included on pages 58 to 60 which, when taken together with the sections of the Annual Report referred to above, fulfil the requirements of the Business Review and which are incorporated into this report by reference.

Results and dividends

The attributable profit for the year is £110.2m (2006: £106.4m) and has been transferred to reserves.

An interim dividend of 2.875p per ordinary share was paid to the ordinary shareholders of the Company on 1 February 2007. The directors recommend that a final dividend of 7.625p per ordinary share in respect of the year to 31 March 2007 be paid on 2 August 2007 to those persons on the Register of Members at the close of business on 6 July 2007. This will make a total dividend of 10.5p per ordinary share. The dividends paid and recommended in respect of the year to 31 March 2007 total £45.6m.

Abacus Corporate Trustee Limited, as trustee of the Burberry Group plc ESOP Trust ("the Trust"), has waived all dividends payable by the Company in respect of the ordinary shares held by it as trustee of the Trust. The dividends waived in the year to 31 March 2007 were in aggregate £385,196 (2006: £368,628).

Directors

The names and biographical details of the directors holding office at the date of this report are shown on page 51.

Guy Peyrelongue resigned as a director of the Company with effect from 31 March 2007.

As Ian Carter was appointed after the Company's Annual General Meeting in 2006, in accordance with the Company's Articles of Association he will retire and a resolution proposing his election will be put forward at the forthcoming Annual General Meeting.

John Peace will be retiring by rotation at this year's Annual General Meeting who, being eligible, will offer himself for re-election.

Details of the directors' service agreements are given in the Report on Directors' Remuneration and related matters on pages 65 to 73.

Directors' interests

Interests of the directors holding office at 31 March 2007 in the shares of the Company and its subsidiaries are shown within the Report on Directors' Remuneration and related matters on page 73. There were no changes to these interests between the period 31 March 2007 and 15 May 2007.

Corporate governance

The Company's statement on corporate governance is set out on pages 54 to 57.

Substantial shareholdings

As at 15 May 2007, the Company had been notified of the following interests in the Company's ordinary shares in accordance with the Disclosure and Transparency Rules:

	Number of ordinary shares	% of total voting rights
Schroders Plc	36,760,709	8.33%
Legal and General Group plc	31,131,808	7.11%
JPMorgan Chase & Co	22,510,589	5.10%
BlackRock, Inc	22,055,375	5.04%
Franklin Resources Inc and affiliates	21,980,778	4.98%
FMR Corp	18,315,823	4.16%
The Capital Group of Companies, Inc	13,695,000	3.09%

Share capital

The Company issued a total of 3,347,919 ordinary shares during the year following the exercise of options granted under the Burberry Senior Executive IPO Share Option Scheme and the vesting of awards granted under the Burberry IPO Senior Executive Restricted Share Plan.

Purchase of own shares

During the financial year, the Company repurchased and subsequently cancelled 12,281,000 ordinary shares at an aggregate cost of £62.2m.

In order to retain maximum flexibility, the Company proposes to renew the authority granted by ordinary shareholders at the Annual General Meeting in 2006, to repurchase up to just under 10% of its issued share capital (as at 15 May 2007). Further details are provided in the separate circular to shareholders incorporating the Notice of this year's Annual General Meeting.

Interests in own shares

Details of the Company's interests in its own shares are set out in note 22 to the financial statements.

Charitable and political donations

During the year to 31 March 2007, the Group committed £374,002 for the benefit of charitable causes (2006: £314,214), of which £201,276 was donated during the year. The Group is intending to focus on charitable activity more closely and increase its donations through the establishment of a charitable trust called the Burberry Foundation.

The Company made no political donations during the year in line with its policy.

In keeping with the Company's approach in prior years, shareholder approval is being sought at the forthcoming Annual General Meeting, as a precautionary measure, for the Company and its wholly owned subsidiary, Burberry Limited, to make donations and/or incur expenditure which may be construed as "political" by the wide definition of that term included in the relevant legislation. Further details on these resolutions can be found in the separate circular to shareholders enclosed with this report.

Employment policies

– Equal opportunities

[illegible]

– Health and safety

[illegible]

[illegible]

Employee involvement

– Employee communication

[illegible]

– Employee share ownership

[illegible]

[illegible]

Creditor payment policy

[illegible]

[illegible]

Provision of information to auditors

[illegible]

[illegible]

Annual General Meeting

[illegible]

Auditors

[illegible] Annual General Meeting.

[illegible]

Michael Mahony
General Counsel and Secretary
[illegible]

Registered Office
[illegible] Haymarket
[illegible]

CORPORATE GOVERNANCE

The Board supports the principles advocated by the Combined Code on Corporate Governance ("the Code") published in July 2003 and, in accordance with the Listing Rules of the United Kingdom Listing Authority, sets out below its report on the application of those principles for the year under review. Following the demerger from GUS in December 2005 and during the year a number of reviews and changes to the governance structure of the Group took place to ensure compliance with the Code. Unless otherwise stated below and in the Report on Directors' Remuneration and related matters, the Company has complied with the provisions set out in Section 1 of the Code throughout the year.

The Board

The Board is collectively responsible to shareholders for the success of the Group and concentrates its efforts on strategy, management performance, governance and internal control. As at the date of this report, the Board has eight members; the Chairman, the Vice-Chairman, the Chief Executive Officer, the Chief Financial Officer and four independent non-executive directors. The Board meets at least five times a year and holds additional meetings as necessary. During the year under review the Board held five meetings, with one meeting being held overseas. The Board considers that it met sufficiently often to enable the directors to discharge their duties effectively.

During the year, the Board reviewed the schedule of matters reserved to it for decision and approval which include, but are not limited to:

- the approval of financial statements
- any interim dividend and the recommendation of the final dividend
- the Group's business strategy
- annual budget and operating plans
- major capital expenditure, acquisitions or divestments
- the systems of corporate governance, internal control and risk management

The Chairman ensures that the Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to effectively discharge its duties. In addition, directors are also supplied with a monthly management report, which provides information on operational and financial performance and the Group's business plans. Directors may obtain, in the furtherance of their duties, independent professional advice, if necessary, at the Group's expense. In addition, all directors have direct access to the advice and services of the Company Secretary.

As an ongoing process, directors are briefed and provided with information concerning major developments affecting their roles and responsibilities. In particular, the directors' knowledge of the Group's worldwide operations is regularly updated by arranging presentations from local management.

In order to ensure that the Group and the Board are able to draw from an appropriate balance of skills and experience, the terms of reference of the Nomination Committee (further details of which are provided below), include the responsibility for reviewing succession plans for both Board and senior executive positions.

At the request of any non-executive director, the Chairman will arrange meetings consisting of only the non-executive directors to allow the opportunity for any concerns to be expressed. The Chairman maintained regular contact and met with the Senior Independent Director and other non-executive directors during the year although a formal meeting was not held.

The appointment and removal of the Company Secretary is a matter reserved for the Board as a whole.

There is a clear division of the roles and responsibilities of the Chairman and Chief Executive Officer. These were set out in writing and agreed by the Board during the year. The Chairman is responsible for leading the Board in reviewing the Group's strategy and monitoring high-level progress. The day-to-day business of the Group is the responsibility of the Chief Executive Officer. Philip Bowman is the Senior Independent Director.

On 1 July 2006, Angela Ahrendts was appointed Chief Executive Officer of the Company, having served as an executive director since 9 January 2006. Rose Marie Bravo ceased to serve as the Chief Executive of the Company on 1 July 2006 and was appointed Vice-Chairman on that date. The Board considered that, given her knowledge of the Group's affairs and her experience and expertise, it remained desirable for the Group to retain the services of Rose Marie Bravo.

Guy Peyrelongue, who was appointed a non-executive director at the time of the IPO, retired on 31 March 2007. Ian Carter joined the Board as a non-executive director on 1 April 2007. As Ian Carter's appointment was made subsequent to the date of the 2006 Annual General Meeting, he will offer himself for election at this year's Annual General Meeting.

Given the Group has operated independently of GUS since the IPO in 2002 and fully demerged from GUS in 2005, the Board considers John Peace and David Tyler to be independent since the former shareholder relationship does not affect their judgement. If there are specific matters relating to the Group's previous relationship with GUS that may cause a conflict of interest to arise, in accordance with the Company's Articles of Association, the relevant director will not participate in the determination of the matter concerned.

John Peace, Philip Bowman, Ian Carter, Stephanie George and David Tyler are, in the opinion of the Board, independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement. During the year under review the majority of the Board (excluding the Chairman) comprised independent non-executive directors. Biographical details of each of the directors and details of their membership of the Board's committees are set out on page 51.

Board appointments
Board nominations are recommended to the Board by the Nomination Committee under its terms of reference. All directors are subject to election by shareholders at the Annual General Meeting following their appointment and thereafter at least once every three years in line with the Company's Articles of Association and provision A.7.1 of the Code. The biographical details of those directors seeking election and re-election at the forthcoming Annual General Meeting can be found on page 51 of this Annual Report.

Directors – development
On appointment, directors are furnished with an induction pack of information, which includes key Group policies, guidance notes and information on corporate governance. The Group also ensures that each director undergoes an induction programme whereby they will visit key sites and meet members of the management team following their appointment.

Board evaluation
Following the demerger from GUS in December 2005 and the changes to senior management, an external review of the Board and its committees was carried out during the year by an external facilitator by way of interviews. The findings of the review to assess the effectiveness of the Board and its committees, were reviewed by the directors. Following that review, a number of changes to the Board and the committees have been made.

In addition, the matters reserved for the Board and terms of reference of its committees were reviewed and updated in light of best practice and guidance.

Committees
The Board is supported by the Audit, Remuneration and Nomination committees.

The committees, if they consider it necessary, can engage third-party consultants and independent professional advisers and can call upon other resources of the Group to assist them in developing their respective roles.

In addition to the relevant committee members and the Company Secretary, external advisers and, on occasion, other directors attend committee meetings but only at the invitation of the chairmen of the committees.

Audit Committee
The Audit Committee comprises four independent non-executive directors:

Philip Bowman (Chairman)
Ian Carter (appointed 18 May 2007)
Stephanie George (appointed 19 May 2006)
David Tyler

The Committee's full terms of reference were reviewed and approved during the year and are available on the Company's website www.burberrygroupplc.com and from the Company upon request.

The Audit Committee is responsible for:

- monitoring the integrity of the Group's financial statements and any formal announcements relating to the Group's performance;
- reviewing the Group's internal financial controls and risk management systems;
- monitoring and reviewing the effectiveness of the Group's internal audit function;
- assessing the independence, objectivity and effectiveness of the external auditors;
- developing and implementing policies on the engagement of the external auditors for the supply of non-audit services;
- making recommendations for the appointment, re-appointment and removal of the external auditors and approving their remuneration and terms of engagement;
- reviewing arrangements by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting and other matters.

The Board is satisfied, in accordance with the provisions of the Code, that at least one member of the Audit Committee has recent and relevant financial experience given the nature of the senior management positions previously held by Philip Bowman and David Tyler (see biographical details on page 51).

The Committee met three times during the year, with both the external auditors and a representative of the Group's internal audit department present. The attendance record of Committee members is recorded in the table on page 56.

The Committee is responsible for the review and monitoring of the effectiveness of the Group's internal control procedures and risk management systems. During the year, the Committee reviewed the Group's internal audit plan and approved the internal audit plan for the financial year to 31 March 2008. In addition, the Committee reviewed the adequacy of the "whistle-blowing" arrangements in place to enable employees to raise, in confidence, any concerns they may have. The Committee is satisfied that such arrangements remain appropriate.

During the financial year, the Committee reviewed the effectiveness of the external audit process and the qualification, expertise, resources and independence of the external auditors. The Committee also reviewed the proposed audit fee and terms of engagement for the financial year to 31 March 2007 and has recommended to the Board that it propose to shareholders that PricewaterhouseCoopers LLP be re-appointed as the Group's external auditor.

The Committee monitors the types of non-audit work that are undertaken by the external auditors to ensure that their objectivity and independence is not compromised. Any proposed non-audit assignments require the prior approval of the Audit Committee, and regular reports are also provided to the Committee detailing all such work undertaken.

Details of the fees paid to the external auditor during the financial year can be found in note 5 in the financial statements.

Stephanie George was appointed as a member of the Audit Committee on 19 May 2006. Following her appointment the membership of the Committee complied with the Code.

Remuneration Committee
The report of the Remuneration Committee is set out on pages 65 to 73.

Nomination Committee
The Nomination Committee comprises:

John Peace (Chairman)
Angela Ahrendts (appointed 23 March 2007)
Philip Bowman
Rose Marie Bravo
Ian Carter (appointed 18 May 2007)
Stephanie George (appointed 23 March 2007)
Guy Peyrelongue (retired 31 March 2007)
David Tyler (appointed 23 March 2007)

The Nomination Committee met once during the year under review.

The Nomination Committee is responsible for identifying and recommending appointments or renewal of appointments to the Board. The procedure for appointments is set out in its terms of reference, which were reviewed and updated during the year. The full terms of reference for the Nomination Committee can be found on the Company's website www.burberrygroupplc.com and are available from the Company on request.

Angela Ahrendts, Stephanie George and David Tyler were appointed as members of the Nomination Committee in March 2007. Following the appointment of Stephanie George and David Tyler the membership of the Nomination Committee complied with the Code.

As part of the process of succession planning, an independent external search consultant was engaged to identify a potential candidate for the position of non-executive director. Following a review of the potential candidates identified, the Committee recommended the appointment of Ian Carter to the Board. Ian Carter was formally appointed to the Board on 1 April 2007 and appointed a member of the Nomination Committee on 18 May 2007.

Board and committee attendance
The attendance of the individual directors at Board and committee meetings during the financial year was as follows:

	Board	Audit Committee	Remuneration Committee	Nomination Committee
Total number of meetings during the financial year	5	3	3	1
John Peace (Chairman)	5	n/a	3	1
Angela Ahrendts[1]	5	n/a	n/a	n/a
Philip Bowman[2]	5	2	2	1
Rose Marie Bravo	5	n/a	n/a	1
Stacey Cartwright	5	n/a	n/a	n/a
Stephanie George[1][3]	5	2	3	n/a
Guy Peyrelongue[2][4]	3	n/a	2	1
David Tyler[1][5]	5	3	1	n/a

[1] Angela Ahrendts, Stephanie George and David Tyler were appointed members of the Nomination Committee on 23 March 2007, following a review of the membership to ensure that the majority of the members are independent non-executive directors.
[2] Where directors are unable to attend meetings, they receive papers for consideration and are given the opportunity to submit comments prior to the meeting, and if necessary follow up with the relevant Chairman on the decisions taken at that meeting.
[3] Stephanie George was appointed a member of the Audit Committee on 19 May 2006. She has attended all committee meetings since her appointment.
[4] Guy Peyrelongue resigned as Chairman of the Remuneration Committee on 23 March 2007. He resigned as a director of the Company on 31 March 2007.
[5] David Tyler was appointed Chairman of the Remuneration Committee on 23 March 2007. He has attended all committee meetings since his appointment.

Relations with shareholders
The Board recognises the importance of maintaining good communications with its shareholders and does this through its Annual and Interim Reports, quarterly trading updates and the Annual General Meeting. The Chief Executive Officer and Chief Financial Officer make presentations to institutional shareholders and analysts immediately following the release of the preliminary and interim results; these presentations are made available on the Company's website. The Company communicates with its institutional investors frequently and regularly through a combination of formal and informal meetings, participation at investor conferences and ad-hoc briefings with management. The Board is kept abreast of the views of major shareholders by briefings from the Company's Senior Vice-President of Strategy and Investor Relations. Analysts' notes and brokers' briefings are also used to achieve a greater understanding of investors' views. The non-executive directors, including the Senior Independent Director, are available to meet with major shareholders to discuss issues of importance to them, should a meeting be requested.

In accordance with the provisions of the Code, the Notice of the 2006 Annual General Meeting was sent to shareholders at least 20 working days before the Meeting. A poll vote was taken on each of the resolutions put before shareholders.

Guy Peyrelongue was unable to attend the 2006 Annual General Meeting. It is the intention that all directors will attend the forthcoming Annual General Meeting and will be available to answer shareholders' questions. In keeping with the Company's usual practice, voting on each of the resolutions to be put to shareholders at the forthcoming Annual General Meeting will be conducted by a poll. The level of proxies lodged for each resolution and the number of proxy votes for, against and withheld on each resolution will be made available at the Annual General Meeting on request and will be published on the Company's website as soon as reasonably practicable.

Corporate Social Responsibility ("CSR")

Details of the Company's approach to CSR are given on pages 61 to 64.

Accountability and audit

The Board acknowledges that it should present a balanced and understandable assessment of the Company's position and prospects. In this context, reference should be made to the Statement of Directors' Responsibilities on page 74, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the Auditors on page 75 which includes a statement by the auditors about their reporting responsibilities. The Board recognises that its responsibility to present a balanced and understandable assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

Internal control

The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss. The Audit Committee has reviewed the effectiveness of the key procedures which have been established to provide internal control. As part of the process that the Group has in place to review the effectiveness of the internal control system there are procedures designed to capture and evaluate failings and weaknesses, and in the case of those categorised by the Board as "significant", procedures exist to ensure that necessary action is taken to remedy the failings.

In accordance with the revised guidance for directors on internal control ("the Revised Turnbull Guidance"), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place throughout the year under review and up to the date of approval of the Annual Report and Accounts. The process is regularly reviewed by the Audit Committee which reports its findings for consideration by the Board, and is in accordance with the Revised Turnbull Guidance.

The key procedures operating within the Group are as follows:

Risk assessment

The Group's business objectives are incorporated into the annual budgeting and planning cycle. Progress towards the achievement of such objectives is monitored by a variety of financial measures and non-financial performance indicators.

The Risk Committee of executive management meets formally at least every six months to re-evaluate risk and to consider the work of the Internal Audit and Risk Assurance team. During the year the Committee met on three occasions. The Director of Audit and Risk Assurance attends these meetings.

The Audit Committee has delegated responsibility for considering operational, financial, compliance and other risks.

Control environment and control activities

The Group consists of a number of business units, each with its own management structure which forms part of the overall management structure of the Group. The senior executives of these units report to the executive directors.

The Group has established procedures for the delegation of authorities for matters that are considered significant either because of their value or the impact on the Group, to ensure that approval is considered at an appropriate level.

The Group's trading units operate within a framework of policies and procedures which are either already, or are in the process of being, established in organisation and authority manuals. Policies and procedures cover key issues such as authorisation levels, compliance with legislation and physical security.

The Group has implemented various strategies to deal with the risk factors that have been identified. Such strategies include a framework of internal controls and the use of third party services to assist in monitoring specific issues. In addition, other approaches are taken, such as insurance.

Information and communication

The Group has a comprehensive system of budgetary control, focused on monthly performance reporting which is at an appropriately detailed level. A summary of results, supported by commentary and performance measures, is provided to the Board each month. The performance measures are subject to review to ensure that they provide relevant and reliable indicators of business performance.

A summary of the key business risks and relevant control measures is submitted by the executive directors to the Audit Committee at the end of the financial year. The Audit Committee meets with the external and internal auditors.

Monitoring

A range of procedures is used to monitor the effective application of internal controls within the Group. These include management reviews, management confirmations of compliance with standards and procedures as well as internal audit and other specialist reviews. The Internal Audit department is responsible for reporting to the Audit Committee on the effectiveness of internal control systems.

The management of the business and the execution of the Group's growth strategies are subject to a number of risks, the occurrence of any one of which may adversely affect the management of the Group and the execution of growth strategies.

The key business risks affecting the Group are set out below. The steps the Group takes to address these risks, where they are matters within its control, are also described. Such steps will mitigate but not eliminate these risks. Some of the risks relate to external factors which are beyond the Group's control. The order of the risks is in no way an indication of their relative importance, and each of the risks should be considered independently. If more than one of the events contemplated by the risks set out below occurs, it is possible that the combined overall effect of such events may be compounded.

Risks are formally reviewed by a Risk Committee of executive management including the Chief Executive Officer, Chief Financial Officer and Company Secretary and also by the Audit Committee. Key business risks are also considered generally as part of the Group's strategy development and ongoing business review processes.

The cumulative change within the business places a significant pressure on resources
The combination of the global change programme (Project Atlas), the changing business model and the development of the global supply chain combine to exert significant pressure on the business. Governance processes have been put in place for each major programme and these are supplemented by monthly operational meetings with senior management to review operational performance. The senior management team also continues to be strengthened to further support these key initiatives.

There is a substantial change programme (Project Atlas) being rolled out throughout the business to improve the infrastructure and business efficiency
Whilst Project Atlas is designed to deliver significant business benefits and to improve the quality of the Group's IT infrastructure, if it is not effectively managed and resourced the benefits may fail to be delivered and it could compromise business operations. A governance framework has been established involving Board level sponsorship and a Steering Committee. External consultants are being used to supplement internal skills where required.

We face increasingly intense competition
Competition in the luxury goods sector has intensified in recent years and we are faced with increasing competition in many of our product categories and markets. We compete with international luxury goods groups who control a number of luxury brands and may have greater financial resources and bargaining power with suppliers, wholesale accounts and landlords than we do. If we are unable to compete successfully, our operating results and growth may be adversely impacted.

The inability to anticipate and respond to changes in consumer demand and fashion trends on a timely basis could adversely impact sales
Our business depends, in part, on our ability to shape, stimulate and anticipate consumer demand by producing innovative, fashionable and functional products. The Burberry check has been used as an integral part of our product design and to promote the brand. We plan to continue to vary the manner in which we use the Burberry check as a design feature and to develop marketing initiatives to minimise its risk of over exposure. We are increasing the frequency of our collections so as to be more responsive to fashion and consumer trends.

Our operating results are subject to seasonal fluctuations and vary based on the weather
In recent years, we have seen more unpredictable global weather patterns. Our business, particularly with respect to apparel, broadly operates on a seasonal basis (Spring/Summer and Autumn/Winter) and we have experienced, and expect to continue to experience, substantial seasonal fluctuations in sales and operating results. In particular, our results vary based on the weather because of the large proportion of outerwear products we offer and the effect of the weather on retail markets generally. As a result of these fluctuations, comparisons of sales and operating results between different periods within a single financial year are not necessarily meaningful. In addition, these comparisons cannot be relied on as indicators of our future performance.

An economic downturn could affect consumers' purchases of discretionary luxury items which could adversely affect Burberry's sales
In common with all our competitors, there are many factors which affect the level of consumer spending on discretionary luxury items. During a recession, when disposable income is lower, a downturn in our key markets may adversely affect Burberry's sales.

A significant proportion of our sales are generated by customers, (in particular Japanese, Chinese and other Asian customers) who purchase our products while travelling either overseas or domestically. As a result, shifts in travel patterns or a decline in travel volumes could materially affect our trading results.

Burberry is exposed to foreign currency fluctuations
We derive a significant percentage of our profits from our Japanese licensing arrangements. As a consequence, we are exposed to a significant risk associated with the Yen to Sterling exchange rate.

In addition the Group is expanding its operations in the US as part of our strategy to accelerate retail expansion in key under-penetrated markets. As the Group's presence in the US increases, we will be exposed to an increased risk associated with the US Dollar to Sterling exchange rate.

We manage a significant proportion of the Yen exposures by the use of forward exchange contracts. Currency fluctuations affecting the Yen and the US Dollar will nevertheless affect our results and profitability.

Terrorism

A major terrorist attack, particularly in central London, New York, Barcelona or Tokyo could severely impact the operation of our businesses. In such circumstances we cannot ensure uninterrupted operation of the business, particularly in the short term. In the longer term the operation of the business may be hindered if the effects of a terrorist attack have a more prolonged effect. Business continuity plans are in place to mitigate but not eliminate the operational risks.

We are dependent on the strength of our trademarks and other intellectual property rights

Our trademarks and other proprietary rights are fundamentally important to our success and competitive position. Unauthorised use of the "Burberry" name, the Burberry check and the Prorsum horse logo as well as the distribution of counterfeit products damage the Burberry brand image and profits. If a third-party registers our trademarks or similar trademark, in a country where we do not currently trade, this would create a barrier to our commencing trade under those marks in that country. In addition, if a third party publishes harmful material using our trademarks, Burberry's brand image could suffer.

We have a dedicated team operating internationally to establish and protect our trademarks and other intellectual property rights. Where infringements are identified, we resolve these through a mixture of criminal and civil legal action and negotiated settlement.

Nevertheless, we cannot guarantee that the actions we have taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others. Trademarks and intellectual property rights, while subject to international treaties, are largely driven by national law and the protection of intellectual property rights varies from one jurisdiction to another. We cannot therefore necessarily be as effective in all jurisdictions in addressing counterfeit products. In many territories we are dependent upon the vigilance and responsiveness of law enforcement bodies whose priorities may differ from our own. They are also subject to budgetary constraints and prioritise their actions accordingly. Whilst we work closely with customs and other law enforcement bodies, ultimately we cannot direct their actions.

There is a risk of over-reliance on key product manufacturers

In a number of key product categories Burberry is reliant on a small number of suppliers. During the year, the Group has further strengthened its supply chain management team to enable us to continue to evolve and develop our manufacturing base to further mitigate the risk associated with over reliance on key product suppliers. Where suitable alternatives exist, the Group has reduced volumes with key suppliers on whom the Group is over reliant and continues to look for suitable additional suppliers to further reduce such over reliance.

A lack of flexibility in our supply chain would limit our ability to respond efficiently to changing circumstances and fashion trends, hindering the Group's ability to take advantage of growth opportunities and enabling competitors to take market share

If our suppliers do not have sufficient manufacturing capacity or fail to deliver products on time and/or to the appropriate quality standards, sales for an entire season could be significantly adversely affected. Further, such a failure could affect wholesale customers' confidence which could adversely affect subsequent seasons. We have evolved our design calendar to enable increased product refreshment and replenishment. This will enable us to respond more efficiently to changing circumstances and to reduce the risks associated with placing excessive capacity with key product suppliers.

Burberry could suffer if its manufacturers are unable to produce goods at a competitive price, on time and to our specification

Burberry continues to evolve its sourcing strategy, refining its selection of suppliers to maintain and enhance product quality whilst improving sourcing efficiency. There are opportunities to develop more robust supplier management processes and these will help ensure that we continue to produce merchandise of the right quality in accordance with our ethical policy and delivered in accordance with our requirements. This process may adversely affect relationships with existing suppliers during the transition period. If our suppliers fail to ship product on time or quality is substandard this could lead to us missing delivery dates to our customers, potentially resulting in cancelled orders or price reductions.

If Burberry loses key management or is unable to attract and retain the talent required for its business, its operating results could suffer

Burberry's performance depends largely on its senior managers and design teams. The resignation of key individuals and the inability to recruit people with the right experience and skills to facilitate future business growth could adversely impact Burberry's results. To mitigate these issues the Remuneration Committee regularly benchmarks the Group's incentive schemes against the market and considers the framework in place to recruit, incentivise and retain key individuals. As part of this process, the Remuneration Committee is recommending to shareholders the implementation of the Exceptional Performance Share Plan, which is designed to reward very high performance.

In addition, there is an on-going recruitment programme, overseen by the Human Resources Director and Chief Executive Officer, to ensure that we strengthen and develop our senior management team.

A substantial proportion of Group revenue and profits is reliant upon business in Japan and key global licensees
A significant source of profit is derived from the royalties received from licensees, specifically our licensees in Japan, and our fragrance licensee InterParfums S.A.. We rely on licensees, among other things, to maintain operational and financial control over their businesses. Should our licensees fail to effectively manage their operations our income from royalties would decline.

Failure to manage these key relationships effectively could have a material impact on the sales, profitability and reputation of the Group. To minimise the risks in Japan, we have established our own offices and operations in Tokyo.

A number of our licences have been renegotiated to give us improved control over the brand, and more active product development is being undertaken with our key licensees. We regularly implement royalty reviews of our licensees, but we cannot guarantee that they will reveal any non-compliance with the terms of the relevant licence.

We may be unable to control our wholesale and licence distribution channels satisfactorily
We rely on our ability to control our distribution networks and licensees to ensure that our products are sold in environments consistent with our luxury image. An action by any significant wholesale customer or licensee, such as presenting Burberry products in a manner inconsistent with our preferred positioning, would be damaging to our brand image. If, due to regulatory, legal or other constraints, we are in any way unable to control our wholesale distribution networks and licensees, the Burberry brand image, and therefore our results and profitability, may be adversely affected.

In key emerging markets, particularly China, we are largely dependent upon third-party operators with the associated lack of direct control and transparency
In key emerging markets, we operate through third-party franchisees. In particular, a third-party retail operation has been developed in China. We largely depend upon the expertise of these franchisees given our relative lack of experience in this region. During the year, we have strengthened our resources internally, and where appropriate have our own staff based within these operations who work closely with our franchisees to further develop operational models to enable greater control and visibility.

We have a number of key customers whose business represents a substantial portion of our sales
We dedicate resources to these customers and maintain close relationships with such customers so we can understand and respond to their needs.

We rely upon our licensees, suppliers, franchisees, distributors and agents to comply with relevant legislation
We expect our licensees, suppliers, franchisees, distributors and agents to comply with employment and other laws relating to their country of operation and to operate to good ethical standards. We are, however, unable to guarantee that this is the case, although we are improving our processes to gain assurance that our licensees, suppliers, franchisees, distributors and agents comply with our terms and conditions and relevant local legislation and good practice.

Business often has environmental and social impacts, both good and bad, and we recognise our responsibility to manage these carefully and with the same degree of rigour as any other aspect of our business. The Corporate Social Responsibility (CSR) Committee at Burberry meets to ensure that the overall management of these impacts are given due consideration.

The CSR Committee is chaired by the Company Secretary who takes overall responsibility for CSR matters. The Committee held two formal meetings in the financial year to 31 March 2007. In addition to this, the Environmental Committee, comprising of operational staff from our UK, Spain and US divisions, met four times and the Risk Committee, which considers CSR issues, met three times.

Burberry is included in the FTSE4Good Indices.

Supply chain

Our approach

As a global luxury goods company, the substantial majority of Burberry's products are manufactured in the UK, Italy and elsewhere in the European Union, but as other markets develop their own advanced manufacturing plants we are increasingly sourcing from emerging economies where it is appropriate and provided our standards are met.

We have established labour and environmental standards that we expect all our suppliers to meet. These are based on internationally accepted codes and are published in full on our website at www.burberrygroupplc.com/brby/cp/csr/. We support these standards with a programme of independent audits, which is managed internationally by a specialist team in the UK using expert third party auditors. In the last year [illegible] of our suppliers' facilities were audited to check their compliance with our standards. In addition, we collaborate with other luxury goods companies and organise long term management training programmes and training for our suppliers' workers. In addition, Burberry is investing in its own specialists on the ground who take responsibility for the implementation of our standards.

Consistent with our luxury goods positioning and the demand from our customers we use fur in some of our products. Any animal product (including leather) should be produced without inflicting unnecessary cruelty or threatening the environment. We therefore need to assure ourselves of the origin of the animal products that we use and the welfare standards on farms. We actively seek out suppliers who can demonstrate high standards of animal welfare and who will establish processes to help us trace individual skins as well as auditing their farms to ensure that high welfare standards are maintained. The farms in question are open to third party inspections at any time.

In the past year we have established supply arrangements of this kind with suppliers for furs including Fox (Alopex lagopus and Vulpes Vulpes), Finn Racoon (Nyctereutes Procyonoides) and Mink (Mustela Vison). We have also educated our buyers and designers about our rationale for confining ourselves to using specific species and only using qualified suppliers.

Operational responsibility for this area resides with Burberry's CSR Manager who is supported by an internal team and external experts. Performance in this area is reported to the Risk Committee (comprising the Chief Executive Officer, the Chief Financial Officer and the Company Secretary) as well as to the CSR Committee.

In 2007/08 we intend to:

- Continue to assess our suppliers' adherence to our ethical standards
- Increase the number of random spot checks visits by Burberry CSR personnel to ensure high standards
- Increase the levels of "on the ground" resource to better enable our suppliers to achieve high standards
- Increase levels of stakeholder engagement so that, where applicable, we can align our activities with the expectations of our stakeholders
- Continue and increase our involvement in leading industry CSR initiatives – co-operating on innovation and best practice to raise industry standards
- Start the roll out of confidential worker hotlines, both to act as a counselling line for workers and to provide a tool for whistleblowing on poor practice

Our 2006/07 objectives were to:

- Employ an additional CSR manager in Asia dedicated to working with our suppliers on ethical supply chain issues in the region
- Deliver substantive training, both internally and externally, in our key locations
- Launch an online resource for suppliers to help them self-assess and keep up to date with standards
- Continue working with our appointed auditing partners to improve conditions in high risk areas, utilising the new CAPAR system

All of the above have been achieved. However, we will continue to provide both internal and external training on ethical and environmental compliance to further embed this practice into the way we do business. In addition, we are now members of SEDEX (www.sedex.org), an online database that enables our suppliers to self assess and share their audit data with other buyers.

Employment

The Group employs approximately [illegible] people worldwide of which [illegible] are based in Britain. In the past five years Burberry's British workforce has increased by [illegible] people (or over [illegible]%) and half of this growth has been in manufacturing, especially of our high value products such as the Burberry trench coat, which is produced at Castleford and Rotherham in Yorkshire.

The Group remains committed to employing and retaining the best talent. People are selected on the basis of skills and without regard to age, colour, disability, gender, marital status, race, national origin, religion or sexual orientation. Where appropriate, preference is given to internal candidates as job opportunities arise. External recruitment takes place when new skills or specialist experience is required.

As the Group continues to grow internationally, more emphasis is being placed on cross border transfers in order to ensure we improve the strength of our management for the future. One of the main focuses of attention for the coming year is talent management and succession planning and a more formalised process of reviewing and managing our in house talent is being developed. In line with our global focus, an increasing number of employees attend language training courses and this is set to continue.

The performance of all employees is reviewed annually providing everyone with the opportunity to discuss their views and aspirations. The performance rating is also used as one of the factors which determines pay, supporting our aim of paying for performance.

The Group believes in respecting individuals and their rights in the workplace. Policies are in place to ensure that there is a fair and equitable process for any employee to follow should they have a grievance. There are specific policies in place covering harassment and bullying and whistle-blowing.

The Group needs to continuously review its supply chain to ensure that product is sourced from the appropriate locations consistent with customer expectations and business efficiency. Following such a review in September 2006, we made a proposal to close the Burberry factory at Treorchy which made approximately 25% of the Group's requirement for polo shirts and began a period of consultation with the staff and trade unions at the site.

From the outset, we made every possible effort to mitigate the consequences for our employees. A comprehensive retraining and outplacement programme was established and Burberry extended the initial proposed closing date of January 2007 to 30 March 2007 to allow employees more time to find alternative employment. As a result, more than 120 of the original 300 employees had already left for new jobs by the time the site closed on 30 March 2007 and the outplacement service identified over 280 other employment opportunities in the local area. To help address the wider long-term issues we will be donating £150,000 a year over the next ten years to projects determined by the local community. We offered a very substantially enhanced redundancy package to our employees focusing both on long service employees and the 50% of the workforce who had five years service or less.

Employee communications
The Group is keen to ensure it communicates significant information about its performance and activities to all its employees. As the Group grows in size it becomes more important to put in place more formal mechanisms for achieving this. To this end we have established a quarterly global review meeting attended by senior managers and made accessible to all employees internationally through the internet. In addition attention is being focused on implementing a more comprehensive intranet service.

People management
Burberry's recent and rapid growth requires the support of a world class Human Resources function that can support cultural change, harmonise and simplify HR systems and processes, and realise and support opportunities for development within the organisation. The function also needs to approach the areas of employee relations, performance management and people development more consistently at the local level as we increase the number of staff moving between our various functions internationally.

We are making headway in this area. Our medium-term challenges are to:

- Move from a personnel and administrative function to a more sophisticated HR service.
- Replace our regional HR department structure with a more global model.
- Reorganise our existing HR infrastructure in order to improve our services without substantially increasing our headcount.

Our 2006/07 objectives were to:

- Expand our involvement with universities and MBA colleges.
- Increase the level of language training across the Group.
- Increase the number of inter-group transfers for management development purposes.

We have met all of the above objectives. Specifically, we have been in contact with numerous business schools such as ESSEC to develop courses that support the development of our managers. We now offer courses in French, English, Spanish and Italian to our staff with many of our senior staff taking one-to-one lessons. We also have international secondments taking place all over the world including exchanges between Milan and New York, the UK and New York, the UK and Paris, the US and Spain, and Korea and the US.

Health and safety
In 2003 we began a partnership with a third-party health and safety auditor in the UK to review our existing standards. Since then, we have continued with an audit programme and made sure that all of our UK manufacturing sites are audited at least annually with our major offices and retail locations being audited at least once every three years. We are pleased to see that our overall UK audit scores are steadily improving as a result of the thorough implementation of audit recommendations (prioritised by level of risk) and improved overall housekeeping.

As with many global businesses, the challenge we face is to find a consistent approach to the management and reporting of health and safety worldwide that is easy to administer yet meets regional legislative expectations. We have already extended the auditing programme to include some of our major European retail stores and have also had audits undertaken in our US operation.

In 2007/08 we intend to:

- Align our European and US auditing programmes.
- Integrate health and safety into our store design procedures worldwide.
- Obtain Board approval for our new global health and safety policy and governance framework.

Our 2006/07 objectives were to:

- Extend the UK auditing approach to other European retail sites.
- Roll-out a new global health and safety audit programme.
- Work with US insurers to further enhance our health and safety programme in this region.

As suggested above, our work to meet these objectives is ongoing. The health and safety audit programme is being continually revised in line with legislative changes and the management information from our US insurers has been used to tailor the current programme.

Community affairs
Traditionally, our community efforts have been relatively localised but unified by a focus on fashion and textiles education, medical research and awareness, humanitarian issues and the arts.

Examples from 2006/07 include:

- As part of our 150th anniversary celebrations, Burberry sponsored the "Anglomania" exhibition at the Metropolitan Museum of Art in New York, which celebrated British fashion. Also during the year, Burberry sponsored the David Hockney Portraits exhibition at the National Portrait Gallery in London, which celebrated the life and works of David Hockney.

– A cocktail reception hosted by Burberry at its New York 57th Street Store in support of the Kristin Zimberg Fund at The Tower Cancer Research Foundation. Burberry donated 15% of the evening's sales to the Fund, raising $4,000.
– A $10,000 donation from Burberry for the opening of the Orange County Performing Arts Center. The Center's mission is to present the finest in performing arts to the community and achieve greater understanding, appreciation and support for the arts through meaningful education initiatives and community partnerships.

In 2007 we will launch the Burberry Foundation to coordinate and expand the charitable activity in which Burberry is involved worldwide. Once established, the Foundation will look to efficiently develop partnerships with selected charitable organisations that are better placed to deliver tangible benefits more directly to the community over the longer term. We will be developing our objectives and plans more fully over the coming months. We also intend to harness the enthusiasm and commitment of our employees in engaging in charitable activities.

The environment

Our manufacturing, distribution and retail activities can have significant environmental impacts. We have set ourselves priorities to manage and reduce waste, to understand and reduce the volume of packaging, to improve our energy efficiency, and to monitor key suppliers to ensure acceptable levels of performance. A review of these priorities was carried out in March 2006 and we will be undertaking another in 2007.

We have a relatively long history of environmental management, particularly within the UK business. We have sought to engage, educate and involve one new business region each year and to then include it in our Environmental Management System (EMS). Those parts of the business included in the system benefit from involvement in the Environmental Committee. Here they can share best practice and monitor and compare environmental performance and rise to the challenge of meeting a progressive set of environmental objectives and targets. We are pleased to confirm that in 2007/08 the EMS will be close to including all of our global businesses and we already have numerous success stories to share from those areas currently operating within the system.

For example:

– In mid 2006 our 40,000 square metre wholesale facility in Barcelona began work to have its environmental approach independently certified against the ISO 14001 international standard. We anticipate that this will be achieved by the middle of the next financial year, when we will consider extending this to other facilities where it is likely to be effective.
– From the outset the design and construction of our new state of the art warehousing facility in New Jersey incorporated environmental concerns, using energy efficient motion sensitive lighting, and the separation and recycling of material.
– Our retail stores will continue to use a number of techniques to save energy. These include close monitoring of energy consumption, incentives for staff, and the installation of energy efficient and energy saving technologies. Between 2002/03 and 2006/07, three stores in Britain reduced their absolute energy consumption by 23% or over 600,000 kWh.

For the last four years we have changed the way Burberry ships its goods from location to location. Our main tactics have been to improve our planning so that goods are more readily shipped by sea rather than by air, and to reduce transhipments by sending goods directly from our suppliers to our various locations, therefore avoiding our central distribution point in the UK. We estimate that we have saved roughly 4,800 tonnes of CO_2e in this way.

In 2007/08 we intend to:

– Have over 90% of our directly owned business operations covered by the EMS.
– Develop an off the shelf environmental training pack for managers, based on Group best practice.
– Examine the opportunities for extending ISO 14001 certification following its application at our major Spanish wholesale site.

Our 2006/07 objectives were to:

– Perform environmental reviews of our operations in Hong Kong, Taiwan, China and Korea.
– Extend our EMS to cover our activities in the Far East.
– Carry out further staff awareness initiatives.

The reviews of our Chinese and Korean operations will take place in 2007, following which these regions will be formally included in the EMS. In 2006 we carried out environmental training days at our head office and three of our manufacturing sites.

Burberry CSR data 2006/07

	2007	2006	2005
SUPPLIERS			
Number of third-party audits	**100**	73[1]	43
HEALTH AND SAFETY			
Riddors per 100,000 hours worked in the UK	**0.3**	0.26	0.3
Third-party health and safety audits in the UK and Europe	**12**	11	14
ENVIRONMENT			
ENERGY			
Energy use (Mil kWh)	**48.9**	37.3	46.6
UK energy use (Mil kWh)	**25.0**	27.4	28.1
Spain wholesale (Mil kWh)	**8.0**	8.5[1]	9.3
US (Mil kWh)	**9.4**	8.2	7.7
Asia and Korea (Mil kWh)	**2.2**	1.7	1.5
European retail (Mil kWh)	**4.3**	–	–
Energy use (kWh per £1,000 of turnover)	**57.5**	50.2	65.1
WASTE			
Packaging used (tonnes)	**1,424**	1,357	1,325
UK total (tonnes)	**895**	822[1]	731
of which transit packaging (tonnes)	**354**	385[1]	520
Spain total (tonnes)	**529**	535	594
Packaging used (kg per £1,000 of turnover)	**1.7**	1.8	1.9
Solid waste (tonnes)	**1,579**	–	–
UK total (tonnes)	**1,046**	–	–
of which % recycled	**23%**	–	–
Spain total (tonnes)	**533**	632	819
of which % recycled	**40%**	35%	26%
Solid waste (kg per £1,000 of turnover)	**1.86**	–	–
CO_2			
Tonnes CO_2 from building energy use	**17,300**	15,200	–
from electricity	**14,200**	11,700	–
from gas	**2,600**	2,900	–
from fuel oil	**500**	600	–
Building energy CO_2 (kg per £1,000 of turnover)	**20.3**	20.5	–
Tonnes CO_2 from air travel	**2,000**	1,600	–
UK-based employees	**1,400**	1,200	–
Spanish-based employees	**600**	400	–
Air travel CO_2 (kg per £1,000 of turnover)	**2.4**	2.2	–
COMMUNITY			
Indirect donations (£m)	**64,667**	169,046	142,999
Direct donations (£m)	**374,002**	314,214	346,423
Key figures			
Full time equivalents	**5,218**	4,651	4,131
Turnover (£m)	**850.3**	742.9	715.5

[1] Restated from prior year based on improved data

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS

This report sets out the Group's policy and [illegible] directors' remuneration [illegible] prepared [illegible] with the requirements of the Companies Act 1985 and [illegible] the Combined Code on Corporate Governance.

Unaudited information

Remuneration Committee

The Remuneration Committee comprises:

David Tyler (Chairman with effect from 28 March 2007)
Guy Peyrelongue (Chairman [illegible] 28 March 2007)
Philip Bowman
Ian Carter (appointed 18 May 2007)
Stephanie George (appointed 19 May 2007)
John Peace

The Remuneration Committee decides both the level and structure of executive directors' pay [illegible] on their behalf [illegible]. The remuneration of the non-executive directors is a matter for the Board as a whole. The Remuneration Committee meets at least twice a year and holds additional meetings as necessary. During the year under review, the Committee met three times.

The Remuneration Committee has been assisted in its considerations during the year by Kepler Associates who were appointed by the Committee following the IPO in June 2002. Kepler Associates do not provide any other services to the Company.

As reported in last year's Annual Report, the Board reviewed its schedule of matters reserved [illegible] for decision and the terms of reference of its committees during the year. Following the review, the terms of reference of the Committee were amended as a result of the demerger from GUS in December 2005 and in light of best practice and guidance. As a result of this review, the Board has determined that the remuneration of the Chairman is a matter for the Remuneration Committee. The terms of reference of the Remuneration Committee are available on the Group's website www.burberryplc.com [illegible].

The revised Combined Code on Corporate Governance, which will apply to the Company for future financial periods, provides that the Chairman of the Board may be a member of the Remuneration Committee. The Board considers that the membership of the Committee will therefore become fully compliant with the revised Code.

Details of the number of meetings and attendance at these meetings during the year are set out in the table on page [illegible].

Remuneration policy

The Remuneration Committee believes the Group's remuneration should be competitive and strongly linked to performance, and therefore has a remuneration policy based on the following principles.

First, in order to attract, motivate and retain exceptional talent to enable the Group to compete effectively with the world's leading luxury brands, the Remuneration Committee bases the quantum of total remuneration on competitive practice. Burberry recognises that it competes for talent in the same global marketplace as other luxury brands, many of which are based in the US. Total remuneration for executive directors and other senior executives is benchmarked against Burberry's main global competitors and UK companies of comparable size. The Remuneration Committee recognises that for each executive the relative importance of each of these benchmarks may be different. Benefits are based on competitive market practice for each executive, having regard to individual circumstances.

The second principle is to emphasise variable pay in order to establish a clear link between pay and performance, to align remuneration closely with shareholders' interests and to incentivise and reward both very good performance and exceptional performance. For this reason the Remuneration Committee has decided that all future awards under the current share incentive plans will be subject to [illegible] performance conditions. To provide a balanced focus between short and long term business objectives, variable pay for executive directors includes an annual cash bonus based on growth in profit before tax and individual performance and long term share based incentives linked primarily to increases in shareholder value and [illegible] over three to five years.

Remuneration packages are established and regularly reviewed against the agreed policy to ensure that they meet the policy principles. When seeking to attract new executives the Remuneration Committee [illegible] these policy objectives [illegible] the remuneration package.

The Remuneration Committee believes that share ownership provides an effective way to align the interests of shareholders and executive directors. The Committee plans to implement a Shareholding Policy during 2007/08 which will require executive directors over time to achieve a holding in Burberry shares equivalent to at least one and a half times base salary (at least three times base salary for the Chief Executive Officer).

Performance graph

The following graph shows the Total Shareholder Return ("TSR") for Burberry Group plc compared to the companies in the FTSE 100 Index assuming £100 was invested on 12 July 2002, the date of Burberry's IPO. The FTSE 100 Index has been selected because Burberry's market capitalisation is close to that of companies at the lower end of the FTSE 100 Index.

Value of £100 invested on Burberry flotation date



£350
£300
£250
£200
£150
£100
£50
£0
Jul-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Burberry
FTSE 100

Elements of remuneration

Remuneration is structured such that performance-related elements represent the majority of potential total remuneration.

The Group implements its remuneration policy through the provision of the following elements:

Base salary

The Group aims to provide salaries which are competitive with those of comparable roles at companies of a similar size and global reach within the luxury goods sector (including those in the US and those which are privately-owned) and UK companies of similar size. These companies are representative of Burberry's competitors for executive talent. When making salary determinations, the Remuneration Committee takes into account not only this competitive information but also each executive director's contribution to the business during the year. On recruitment, the Remuneration Committee also considers the executive's current remuneration and the overall package required to attract, incentivise and retain the relevant executive.

Annual bonus

Each year the Remuneration Committee sets bonus targets by reference to internal and external expectations. Bonuses are currently based on profit growth and individual performance. The Remuneration Committee believes that linking incentives to profit growth helps to reinforce the Group's profitability and growth objectives. Targets are calibrated by Kepler Associates using benchmarks that include broker earnings estimates for Burberry, earnings estimates for competitors, targets for profit growth consistent with median/upper quartile shareholder returns, latest projections for the current year, budget, strategic plan, long-term financial goals, etc. Actual bonus awards are subject to the discretion of the Remuneration Committee.

The Burberry Co-Investment Plan (the "Co-Investment Plan")

The Group encourages executive directors and other senior management to hold shares in Burberry. To facilitate this, executive directors may, at the invitation of the Remuneration Committee, defer receipt of all or part of their annual bonus and invest it in Burberry shares, with up to a 2:1 match based on individual and Group performance during the year. The matching share awards do not vest for three years and are forfeited if the executive leaves due to resignation within that period. To further link pay and performance and to align remuneration with shareholders interests, it is planned that the vesting of the future matching share awards granted for future years will be subject to the achievement of secondary performance conditions after three years. Further details of this are set out in the circular to shareholders which includes the Notice of Meeting.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS

CONTINUED

The Burberry 2004 Senior Executive Restricted Share Plan (the "2004 RSP")

Under this plan, executives may be awarded shares up to a maximum value of one times base salary (up to two times in exceptional circumstances). The vesting of 2004 RSP awards is based [illegible] on Burberry's three year Total Shareholder Return ("TSR") relative to peers and 50% on three year growth in Profit Before Tax ("PBT"). Awards vest in full only if Burberry achieves at least upper quartile TSR relative to its global peers and at least 15% per annum PBT growth. A proportion of the award [illegible] may vest if TSR performance exceeds the median of the peer group and PBT growth exceeds [illegible] per annum over three years. Of the shares which meet the performance criteria, 50% vest after three years. The remaining 50% vest in two equal tranches on the fourth and fifth anniversaries of the award date.

The Remuneration Committee chose TSR relative to a group of Burberry's global peers because it felt that this is an objective measure of the Group's success and aligns with shareholder interests. Growth in PBT was chosen as it continues to be the primary measure used by management and the Remuneration Committee believes strong pre-tax profit growth is key to delivering superior shareholder returns.

The TSR group for the 2006 award comprised: Bulgari, Christian Dior, Coach, Compagnie Financière Richemont, Estée Lauder, Fossil, Hermès, Hugo Boss, IT Holding, Liz Claiborne, LVMH Moët Hennessy Louis Vuitton, Movado, Nordstrom, PPR, Polo Ralph Lauren, Saks, Swatch, Tiffany & Co., Tod's and Waterford Wedgwood.

In 2004 and 2005, the peer group included Barneys New York, Neiman Marcus and Tommy Hilfiger. These companies are no longer listed and as a result Estée Lauder, Fossil, Liz Claiborne and Nordstrom were added to the peer group in 2006.

IPO plans

A number of share based incentives were put in place at the time of Burberry's IPO in 2002. Awards are only outstanding under the Executive Share Option Scheme 2002. No further grants will be made under this plan. Details of this plan are set out on page 72.

All employee share-based plans

In order to encourage broad ownership of Burberry shares, the Group offers two share based plans to its employees:

- A Share Incentive Plan ("SIP"). Adopted at the time of the IPO, this plan has been used to award free shares to all Group employees as determined by the Remuneration Committee.
- A Save As You Earn Scheme ("SAYE"). This was adopted at the time of the IPO and implemented during the year. This allows directors and eligible employees to save a portion of their salary, which can be used to purchase Burberry shares after three years at a 20% discount to the market price at the date of invitation.

Benefits

Benefits for executive directors include a company car allowance, private medical insurance and legal expenses.

Audited information

Directors' remuneration

The remuneration of the executive directors of Burberry Group plc for the period 1 April [illegible] to 31 March [illegible] is set out below.

Executive director remuneration

Aggregate emoluments by director

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Angela Ahrendts					
Year to 31 March 2007	690	387	2,5[illegible]	2[illegible]	3,8[illegible]
Year to 31 March 2006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Stacey Cartwright					
Year to 31 March 2007	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Year to 31 March 2006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Rose Marie Bravo					
Year to 31 March 2007 [illegible]	426	169	483	37	[illegible]
Year to 31 March 2006 [illegible]	966	579	242	75	1,862
Total					
Year to 31 March 2007	1,554	672	3,485	247	[illegible]
Year to 31 March 2006 [illegible]	1,879	928	967	208	3,982

[illegible]

Directors' pension entitlements

Rose Marie Bravo

US pension scheme

Pension contributions are made to a 401(k) scheme operated by Burberry in the US. The cost of providing this for Rose Marie Bravo was $20,125 (£10,592) in the year to 31 March 2007 (2006: $18,500 (£10,393)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Rose Marie Bravo. This Plan is an unfunded arrangement into which notional contributions are paid. Interest is earned on the Plan at the same rate as the guaranteed interest fund for the US 401(k) scheme. Details of the pension benefits earned by Rose Marie Bravo under her Supplemental Executive Retirement Plan during the year to 31 March 2007 are set out in the table below.

	Accrued benefit					Transfer value of accrued benefit				
	As at 31 March 2006	Gross Increase	Increase net of inflation	Transferred during the Year	As at 31 March 2007	Transfer value of increase in accrued benefit	As at 31 March 2006	Change during the Year	Transferred during the Year	As at 31 March 2007
Total ($000)	2,534	469	395	–	3,003	469	2,534	469	–	3,003
Total (£000)	1,334	247	208	–	1,581	247	1,334	247	–	1,581

Note: calculations assume US annual inflation rate of 2.93%. The GBP/USD exchange rate used in the calculations is 1.90.

Angela Ahrendts

The Group makes an annual contribution equal to 30% of Angela Ahrendts' base salary to the Burberry Defined Contribution Pension Plan. For the year to 31 March 2007, the value of the Group's contribution was £206,853 (2006: £51,871).

Stacey Cartwright

Stacey Cartwright is entitled to an annual contribution equal to 30% of base salary into her pension plan and has elected that a portion be paid as a cash supplement. For the year to 31 March 2007, the cash supplement was £98,720 (2006: £55,130).The contribution paid into her personal pension plan was £32,530 in the year to 31 March 2007 (2006: £21,120).

Interests in the Co-Investment Plan

No awards were made under the Co-Investment Plan in respect of the financial year to 31 March 2006.

The interests of the executive directors, who served during the financial year, in shares granted under this scheme as at 31 March 2007 were as follows.

	Number of Invested Shares			Number of Matching Shares[1]			
	Purchased during the year	Sold during the year	As at 31 March 2007	Awarded during the Year	Lapsed during the Year	As at 31 March 2007	Vesting date
Rose Marie Bravo	–	–	102,683	–	–	282,571	21/07/2008
Stacey Cartwright	–	–	38,295	–	–	104,580	21/07/2008

[1] The Matching Share awards are made on a gross basis and are taxed at the point of vesting. The market value of these awards at the date of grant (21 July 2005) was 428.4p per share.

Interests in the 2004 RSP

[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Stacey Cartwright	[illegible]		[illegible]	[illegible]	[illegible]
	[illegible]		[illegible]	[illegible]	[illegible]
	[illegible]		[illegible]	[illegible]	[illegible]
	[illegible]		[illegible]	[illegible]	[illegible]
	[illegible]		[illegible]	[illegible]	[illegible]
	[illegible]		[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]
		[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Angela Ahrendts	[illegible]		[illegible]	[illegible]	[illegible]
	[illegible]		[illegible]	[illegible]	[illegible]
	[illegible]		[illegible]	[illegible]	[illegible]

[illegible]

Interests in the Burberry Group plc SIP

[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Stacey Cartwright	[illegible]		[illegible]	[illegible]	

[illegible]

Interests in the Burberry Group plc SAYE Scheme

On 23 June 2006, options were granted under the SAYE scheme to the following executive directors:

		Number of ordinary shares				Exercise period		
	Date of grant	As at 31 March 2006	Granted during the year	Exercised/ lapsed during the year	As at 31 March 2007	From	to	Exercise price (p)
Angela Ahrendts	23/06/2006	–	2,667	–	2,667	01/09/2009	28/02/2010	350.5
Stacey Cartwright	23/06/2006	–	2,667	–	2,667	01/09/2009	28/02/2010	350.5

Market price of the Company's ordinary shares

Details of the market price of the Company's ordinary shares are shown in the table below.

	Year to 31 March	
	2007	2006
At the year end	**653.0p**	464.0p
Highest price during the year	**677.5p**	475.0p
Lowest price during the year (Offer price at IPO: 230p)	**411.3p**	358.0p

Service agreements

Attracting the best talent in the global luxury goods business can require fixed contract terms which result in termination payments in excess of one year's remuneration. Burberry does not offer such terms unless the Remuneration Committee considers it absolutely necessary in the particular circumstances to attract a highly talented individual and even in these circumstances will ensure that, after an initial period, termination payments will not exceed one year's remuneration. Save for the service contract of Angela Ahrendts, there are no service contracts for any director which could result in termination payments of more than one year's remuneration.

Rose Marie Bravo

Rose Marie Bravo was employed by Burberry as Chief Executive under a service agreement dated 28 May 2002 which was amended in June 2004 and October 2005.

The 2005 amendment addressed Rose Marie Bravo ceasing to be the Chief Executive on 30 June 2006 and becoming Vice-Chairman on a part-time basis. Following the change in Rose Marie Bravo's role, all unvested shares under the IPO Restricted Share Plan vested in accordance with the terms of her service agreement and Rose Marie Bravo receives a reduced annual salary of US$650,000 for a minimum of 12 days' work a month. Her maximum bonus entitlement remained 100% of annual salary. Benefits continue to be paid to Rose Marie Bravo as provided for under her existing current service agreement. However all allowances ceased with effect from 31 December 2006.

If Rose Marie Bravo's service agreement is terminated without cause or as a result of a change of control she would be entitled to 12 months' salary and half her maximum bonus entitlement.

Angela Ahrendts

Angela Ahrendts relocated from the US to the UK and commenced her employment with Burberry as an executive director on 9 January 2006 under a service agreement dated 10 October 2005. She was appointed Chief Executive Officer on 1 July 2006. Angela Ahrendts may terminate the service agreement on six months' notice.

Under the service agreement:

- The Group agreed to pay Angela Ahrendts a special recruitment and retention bonus of US$4m payable in four tranches, the first two of which were paid on 9 January 2006 and 9 October 2006. The remaining payments will be made on 9 July 2007 and 9 January 2008.
- Angela Ahrendts is eligible for a personal achievement bonus subject to achievement of objectives set by the Remuneration Committee of up to US$4m – US$1.75m was paid on 31 December 2006, up to US$1.5m will be payable on 31 December 2007 and up to US$750,000 will be payable on 31 December 2008.

If Angela Ahrendts' service agreement is terminated without cause before January 2008, she would be entitled to two times her annual salary and two times her maximum annual bonus opportunity and the balance of her recruitment and personal achievement bonus. Her share incentives would vest on a time pro-rated basis subject to a minimum vesting of 50% in respect of her restricted shares. She would also receive her pension and overseas allowances for a further 12 months, together with relocation expenses.

After January 2008 if Burberry terminates the agreement without cause but in circumstances where the Remuneration Committee determines that Angela Ahrendts' performance or that of the Group does not meet the financial expectations of the Board or shareholders, her entitlements in respect of salary and bonus will be reduced so that she will receive 12 months' salary and half of her maximum bonus opportunity. However, if Burberry terminates the service agreement after January 2008 in circumstances where there is not poor performance as described above, then the termination payments will remain as provided for in the paragraph above, save that the entitlements in respect of salary and bonus would decline to 12 months' salary and 12 months' maximum bonus opportunity over the period from January 2009 to January 2010.

If any person acquires control of Burberry before 9 January 2008, Angela Ahrendts can terminate her employment on 30 days' notice and her entitlement will be determined on the basis of poor performance as set out in the paragraph above.

Stacey Cartwright

Stacey Cartwright is employed by Burberry as Chief Financial Officer under a service agreement dated 17 November 2003. Her term of appointment commenced on 1 March 2004.

Burberry may terminate Stacey Cartwright's appointment by giving 12 months' written notice. Stacey Cartwright may terminate her employment by giving six months' written notice.

External appointments

The Group recognises that executive directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience to the benefit of the Group. Rose Marie Bravo served as a non-executive director of Tiffany & Co. and The Estee Lauder Companies Inc. during the year, and received the following remuneration:

Tiffany & Co.	$62,000 and 10,000 options
The Estee Lauder Companies Inc.	$78,000 in cash, 634.34 stock units (share payout including dividend entitlement) and 5,000 share options

Non-executive director remuneration

John Peace was appointed to the Board of the Company on 7 June 2002 as non-executive Chairman. David Tyler was formally appointed as a non-executive director of the Company on 7 June 2002. Guy Peyrelongue and Philip Bowman were each appointed as non-executive directors of the Company on 21 June 2002. Stephanie George was appointed as a non-executive director on 31 March 2006.

Non-executive directors are appointed for an initial three-year term after which they may continue to serve for a maximum period of six years subject to six months' notice by either party.

Fees for non-executive directors are determined by the Board within the limits set by the Articles of Association and having regard to market practice. The base fee paid to the non-executive directors was £45,000 per annum, with an additional £8,000 and £10,000 per annum paid to the chairmen of the Remuneration and Audit committees respectively.

As part of the Group's shareholding guidelines, non-executive directors are expected to acquire shares with a market value of a minimum of £6,000 worth of shares for each year of their appointment. The shares must be held for the longer of three years from date of purchase and the duration of a non-executive director's term on the Board.

Non-executive director fees

	Year to 31 March 2007 £'000	[illegible]
John Peace*	100	1,X'
Philip Bowman	55	53
Stephanie George	45	
Guy Peyrelongue	53	52
David Tyler*	45	44
Total	298	285

* The fees for John Peace (Chairman) and David Tyler were paid to GUS throughout the year.
Figures disclosed include amounts relating to a former director £36,000.

IPO PLANS

The Burberry IPO Restricted Share Plan and IPO Share Option Scheme

On 11 July 2002 awards were made to executive directors serving at the time under the IPO Restricted Share Plan ("IPO RSP") and IPO Share Option Scheme ("IPO Option Scheme") in respect of services provided prior to the IPO. The primary purpose of these one-off awards was to retain senior executives, before and following the IPO. The plans were described in detail in the IPO documentation and subsequent annual reports. The interests of the executive directors, who served during the financial year, in shares subject to these awards as at 31 March 2007 were as follows.

	IPO RSP shares				
	As at 31 March 2006	Lapsed during the year	Vested during the year	As at 31 March 2007	Vesting date
Rose Marie Bravo	2,500,000	–	2,500,000[1]	–	01/07/2006

[1] Rose Marie Bravo's 2,500,000 IPO RSP shares were sold at a price of 446p per share on 14 July 2006.

The Burberry Group plc Executive Share Option Scheme 2002

The interests of the executive directors, who served during the financial year, in options granted under this scheme as at 31 March 2007 were as follows.

	Number of ordinary shares under option						
	As at 31 March 2006	Granted/ lapsed during the year	Exercised during the year	As at 31 March 2007	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	277,777	–	277,777[1]	–	258p	12/06/2006	12/06/2013
	277,778	–	277,778[1]	–	378p	02/08/2005	02/08/2014
	277,778	–	277,778[1]	–	378p	02/08/2006	02/08/2014
	277,777	–	–	277,777	378p	02/08/2007	02/08/2014
	277,778	–	277,778[1]	–	423p	21/07/2006	21/07/2015
	277,778	–	–	277,778	423p	21/07/2007	21/07/2015
	277,777	–	–	277,777	423p	21/07/2008	21/07/2015
Stacey Cartwright	61,729	–	–	61,729	378p	02/08/2005	02/08/2014
	61,729	–	–	61,729	378p	02/08/2006	02/08/2014
	61,727	–	–	61,727	378p	02/08/2007	02/08/2014

[1] The market price when Rose Marie Bravo exercised her options on 18 January 2007 was 634p.

Gains made by directors on share options and awards

The table below shows gains made by individual directors from the exercise of Burberry share options, together with the gain from the exercise of IPO RSP awards, during the year to 31 March 2007. The gains are calculated as at the exercise date.

	Year to 31 March 2007 £'000
Rose Marie Bravo	£14,203
Total gains on share options and awards	£14,203

Directors' interests

The beneficial interests of the directors of the Company in the ordinary shares of Burberry Group plc [illegible] share awards are shown below.

	[illegible]	[illegible]	[illegible]
Angela Ahrendts			[illegible]
Rose Marie Bravo	102,683	[illegible]	[illegible]
Stacey Cartwright	[illegible]	[illegible]	[illegible]
John Peace	[illegible]	[illegible]	
Philip Bowman	[illegible]	[illegible]	
Guy Peyrelongue	[illegible]	[illegible]	
David Tyler	[illegible]	[illegible]	
Stephanie George			

[illegible]

There are no other non beneficial interests.

As potential beneficiaries under the Burberry Group plc ESOP Trust ("the Trust"), Rose Marie Bravo, Angela Ahrendts and Stacey Cartwright are deemed to have an interest in the Company's ordinary shares held by the Trust. The Trust held [illegible] ordinary shares as at 31 March 2007.

There has been no change in the above interests between 31 March 2007 and 16 May 2007.

IFRS

Appropriate adjustments have been made, where relevant, to performance targets and tests under the Company's incentive plans to ensure consistency of measurement during the transition from UK GAAP to IFRS reporting.

Audit statement

In their audit opinion on page 75, PricewaterhouseCoopers LLP refer to their audit of the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985. These comprise the following disclosures in this remuneration report: the disclosures under the headings "Aggregate emoluments by director", "Directors' pension entitlements", "Interests in the Co-Investment Plan", "Interests in the [illegible] RSP", "Interests in the Burberry Group plc SIP", "Interests in the Burberry Group plc SAYE Scheme" on pages [illegible], [illegible] under the heading "Non-executive director remuneration and IPO plans" on pages [illegible].

Approved by the Board and signed on its behalf by,

David Tyler

Chairman of the Remuneration Committee

23 May 2007

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are responsible for preparing the Annual Report, the Report on Directors' Remuneration and related matters and the Group and the parent Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, and the parent Company financial statements and the Report on Directors' Remuneration and related matters in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The Group and parent Company financial statements are required by law to give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently.
- make judgements and estimates that are reasonable and prudent.
- state that the Group financial statements comply with IFRS as adopted by the European Union, and with regard to the parent Company financial statements that applicable United Kingdom Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.
- prepare the Group and parent Company financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent Company financial statements and the Report on Directors' Remuneration and related matters comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BURBERRY GROUP PLC

We have audited the Group financial statements of Burberry Group plc for the year ended 31 March [illegible] which comprise the Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Group Cash Flow Statement and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent Company financial statements of Burberry Group plc for the year ended 31 March [illegible] and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards [illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

Basis of audit opinion

[illegible]

[illegible]

Opinion

[illegible]

- [illegible]
- [illegible]
- [illegible]

PricewaterhouseCoopers LLP

[illegible]

GROUP INCOME STATEMENT

	Note	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Turnover	3	**850.3**	742.9
Cost of sales		**(329.0)**	(296.8)
Gross profit		**521.3**	446.1
Net operating expenses	4	**(364.3)**	(291.6)
Operating profit		**157.0**	154.5
Financing			
Interest receivable and similar income	6	**5.5**	4.3
Interest payable and similar charges	6	**(6.2)**	(1.8)
Net finance (charge)/income	6	**(0.7)**	2.5
Profit before taxation	5	**156.3**	157.0
Taxation	7	**(46.1)**	(50.6)
Attributable profit for the year		**110.2**	106.4

The profit for the year is attributable to the equity holders of the Company and relates to continuing operations.

	Note	2007	2006
Pence per share			
Earnings per share			
– basic	8	**25.2p**	22.9p
– diluted	8	**24.7p**	22.3p

	Note	£m	£m
Non-GAAP measures			
Operating profit		**157.0**	154.5
Project Atlas costs	4	**21.6**	11.1
Treorchy closure costs	4	**6.5**	–
Adjusted operating profit		**185.1**	165.6
Pence per share			
Adjusted earnings per share			
– basic	8	**29.7p**	24.7p
– diluted	8	**29.1p**	24.1p
Dividends per share			
– interim	9	**2.875p**	2.5p
– proposed final (not recognised as a liability at 31 March)	9	**7.625p**	5.5p

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Year to 31 March 2007 £m
Attributable profit for the year	110.2
Cash flow hedges – gains/(losses) deferred in equity	9.1
Foreign currency translation differences	(28.9)
Net actuarial losses/gains on defined benefit pension scheme	(0.5)
Tax on items taken directly to equity	(1.5)
Net income recognised directly in equity	(21.8)
Cash flow hedges – transferred to the income statement	(5.9)
Tax on items transferred from equity	1.8
Net income recognised directly in equity net of transfers	(25.9)
Recognised income for the year	84.3
Total impact on adoption of IAS 32 and IAS 39	–
Total recognised income for the year	84.3

[illegible]

GROUP BALANCE SHEET

	Note	As at 31 March 2007 £m	As at 31 March 2006 £m
ASSETS			
Non-current assets			
Intangible assets	10	**133.6**	135.4
Property, plant and equipment	11	**162.7**	167.0
Deferred taxation assets	12	**24.6**	16.6
Trade and other receivables	13	**5.1**	4.2
		326.0	323.2
Current assets			
Stock	14	**149.8**	124.2
Trade and other receivables	13	**137.2**	108.0
Derivative financial assets	15	**5.3**	2.8
Income tax recoverable		**-**	0.2
Cash and cash equivalents	16	**131.4**	113.7
		423.7	348.9
Total assets		**749.7**	672.1
LIABILITIES			
Non-current liabilities			
Long-term liabilities	17	**(10.4)**	(14.6)
Deferred taxation liabilities	12	**(10.2)**	(10.5)
Retirement benefit obligations	18	**(1.8)**	(1.8)
Provisions for liabilities and charges	19	**-**	(2.8)
		(22.4)	(29.7)
Current liabilities			
Bank overdrafts and borrowings	20	**(134.2)**	(101.2)
Derivative financial liabilities	15	**(0.5)**	(2.1)
Trade and other payables	21	**(170.7)**	(126.9)
Income tax liabilities		**(25.0)**	(25.6)
		(330.4)	(255.8)
Total liabilities		**(352.8)**	(285.5)
Net assets		**396.9**	386.6
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Ordinary share capital	22	**0.2**	0.2
Share premium account	22	**167.3**	151.8
Capital reserve	22	**26.0**	25.8
Hedging reserve	22	**1.8**	(0.2)
Foreign currency translation reserve	22	**(6.2)**	21.2
Retained earnings	22	**207.8**	187.8
Total equity		**396.9**	386.6

Approved by the Board on 23 May 2007 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

GROUP CASH FLOW STATEMENT

	Year to 31 March 2007 £m
Cash flows from operating activities	
[illegible]	157.0
[illegible]	25.9
[illegible]	1.8
[illegible]	(1.0)
[illegible]	1.1
[illegible]	10.8
[illegible]	(33.4)
[illegible]	(33.8)
[illegible]	32.8
[illegible]	161.2
[illegible]	4.6
[illegible]	(6.2)
Taxation paid	(45.8)
Net cash inflow from operating activities	113.8
Cash flows from investing activities	
[illegible]	(34.3)
[illegible]	0.1
[illegible]	(1.4)
[illegible]	(0.1)
Net cash outflow from investing activities	(35.7)
Cash flows from financing activities	
[illegible]	(36.5)
[illegible]	0.6
[illegible]	(62.2)
[illegible]	6.1
[illegible]	10.0
Net cash outflow from financing activities	(82.0)
Net decrease in cash and cash equivalents	(3.9)
[illegible]	(1.4)
[illegible]	62.5
Cash and cash equivalents at end of period	57.2

ANALYSIS OF CASH AND CASH EQUIVALENTS

	As at 31 March 2007 £m
[illegible]	72.0
[illegible]	59.4
[illegible]	131.4
Bank overdrafts	(74.2)
Cash and cash equivalents per the cash flow statement	57.2
Bank borrowings	(60.0)
Net (debt)/cash	(2.8)

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly.

The consolidated financial statements of the Burberry Group have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and parts of the Companies Act 1985 applicable to companies reporting under IFRS. These consolidated financial statements have been prepared under the historical cost convention, except as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

IFRS 7 Financial Instruments: Disclosures	Effective for annual periods beginning on or after 1 January 2007
IFRS 8 Operating Segments	Effective for annual periods beginning on or after 1 January 2009
IFRIC 8 Scope of IFRS 2	Effective for annual periods beginning on or after 1 May 2006
IFRIC 9 Reassessment of Embedded Derivatives	Effective for annual periods beginning on or after 1 June 2006
IFRIC 10 Interim Financial Reporting and Impairment	Effective for annual periods beginning on or after 1 November 2006
IFRIC 11 IFRS 2: Group and Treasury Share Transactions	Effective for annual periods beginning on or after 1 March 2007
IFRIC 12 Service Concession Arrangements	Effective for annual periods beginning on or after 1 January 2008

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material financial impact on the financial statements of the Group.

The parent Company has not adopted IFRS as its statutory reporting basis. Audited financial statements for the parent Company have been prepared in accordance with UK GAAP.

Basis of consolidation

The Group's annual financial statements comprise those of the parent Company and its subsidiaries, presented as a single economic entity. The results of the subsidiaries are prepared for the same reporting year as the parent Company, using consistent accounting policies.

The effects of intra-group transactions are eliminated in preparing the Group financial statements.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the portion of the reporting period during which Burberry Group plc had control.

Critical judgements in applying accounting policies

No critical judgements, apart from those involving estimations (see below) have been made by management in the process of applying the entity's accounting policies which would have a significant effect on the amounts recognised in the financial statements.

Key sources of estimation uncertainty

Preparation of the consolidated financial statements in conformity with IFRS requires that management make certain estimates and assumptions that affect the reported revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from actual circumstances, the original estimate and assumptions will be modified as appropriate in the period in which the circumstances change.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Such estimates include, but are not limited to goodwill and asset impairment, stock provisioning, income and deferred tax. These are discussed below.

Impairment of goodwill

The Group is required to test whether goodwill has suffered any impairment. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. The use of this method requires the estimation of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in order to calculate the present value.

Impairment of assets

Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount of an asset or a cash generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

1 Basis of preparation continued

Stock provisioning

The Group manufactures and sells luxury goods and is subject to changing consumer demands and fashion trends. As a result, it is necessary to consider the recoverability of the cost of stocks and the associated provisioning required. Stock provisioning is based on the age and condition of stock, as well as anticipated saleability.

Income and deferred taxes

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes in each territory. There are many transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts which were initially recorded, such differences will impact the income tax and deferred tax provisions and assets in the period in which such determination is made.

2 Accounting policies

The consolidated financial statements of Burberry Group plc and its subsidiaries have been prepared in accordance with IFRS.

The principal accounting policies of the Group are:

a) Turnover

Turnover, which is stated excluding Value Added Tax and other sales related taxes, is the amount receivable for goods supplied, less returns, trade discounts and allowances, and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, as this reflects the transfer of risks and rewards of ownership, with provisions made for expected returns and allowances. Retail sales, returns and allowances are reflected at the dates of transactions with customers. Provisions for returns on retail and wholesale sales are calculated based on historical return levels. Royalties receivable from licensees are accrued as earned on the basis of the terms of the relevant royalty agreement, which is typically on the basis of production volumes.

b) Share schemes

Share incentive plans

The cost of the share incentives received by employees, including directors, is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black Scholes option pricing model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant except for conditions linked to the price of Burberry Group plc shares (the market conditions). Vesting conditions which relate to non-market conditions are allowed for in the assumptions used for the number of options expected to vest. The estimate of the number of options expected to vest is revised at each Balance Sheet date.

The cost of the share based incentives is recognised as an expense over the vesting period of the awards, with a corresponding increase in equity.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium.

c) Operating leases

Burberry Group is a lessee of property. Gross rental expenditure in respect of operating leases is recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

Lease premiums and incentives

Amounts paid to acquire the rights to a lease (lease premiums) are written off in equal annual instalments over the term of the lease or to first break. Lease incentives, typically rent free periods and capital contributions, are recognised over the full term of the lease.

d) Dividend distribution

Dividend distributions to Burberry Group plc's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders.

2 **Accounting policies** continued

e) Pension costs

Defined benefit schemes

Prior to the demerger of the Group from GUS plc on 13 December 2005, it was agreed that existing employees of the Burberry Group who were participating in the GUS defined benefit pension scheme would continue to do so until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. When eventual withdrawal of members of the Burberry Group from the GUS pension scheme takes place on or before 31 December 2007, Burberry must pay any liabilities due under section 75 or 75A of the Pensions Act 1995. GUS has indemnified Burberry on an after tax basis against any amounts which are in excess of £1.25m.

Eligible employees of Burberry Group also participate in defined benefit schemes in the US, France and Taiwan.

Where arrangements are funded, assets are held in independently administrated trusts. The cost of providing defined benefit schemes to participating Burberry employees is charged to the Income Statement over the anticipated period of employment.

The asset or liability recognised in the Balance Sheet, in respect of defined benefit schemes, represents Burberry's share of the present value of the defined benefit obligation at the Balance Sheet date, less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses and past service costs.

Net actuarial gains and losses are recognised directly to equity through the Group Statement of Recognised Income and Expense ("SORIE").

Defined contribution schemes

Burberry Group eligible employees also participate in defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the Income Statement and comprises the amount of contributions payable to the schemes in respect of the year.

f) Intangible fixed assets

Goodwill

Goodwill is the excess of purchase consideration over the fair value of identifiable net assets acquired. Goodwill on acquisition is recorded as an intangible fixed asset. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Goodwill is assigned an indefinite useful economic life. Impairment reviews are performed annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and trading licences

The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically ten years. The useful economic life of trademarks and other intellectual property is determined on a case-by-case basis, in accordance with the terms of the underlying agreement.

Computer software

The cost of acquiring computer software (including licences and separately identifiable external development costs) is capitalised as an intangible asset at purchase price, plus any directly attributable cost of preparing that asset for its intended use. Software costs are amortised by equal annual instalments over their estimated useful economic lives, which are up to five years.

g) Property, plant and equipment

Property, plant and equipment is stated at cost or deemed cost, based on historical revalued amounts, less accumulated depreciation and provision to reflect any impairment in value.

Depreciation

Depreciation of property, plant and equipment is calculated to write off the cost or deemed cost, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds – less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 – 8 years
Retail fixtures and fittings	2 – 5 years
Office equipment	5 years
Computer equipment	Up to 5 years

Profit/loss on disposal of property, plant and equipment

Profits and losses on disposal of property, plant and equipment represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

2 Accounting policies continued

h) Impairment of assets

[illegible]

i) Stock

[illegible]

j) Taxation including deferred tax

[illegible]

k) Share capital

[illegible]

l) Financial instruments

[illegible]

Cash and cash equivalents

[illegible]

Trade and other receivables

[illegible]

2 Accounting policies continued

l) Financial instruments continued

Trade and other payables

Trade and other payables arise when the Group acquires money, goods or services directly from a supplier. They are included in current liabilities, except for maturities greater than 12 months after the Balance Sheet date. Payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised costs and the difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Income Statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the Balance Sheet date.

Derivative instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge highly probable future royalty receivables and product purchases.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivatives are initially recognised at fair value at the trade date and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets and liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) classified as held for trading.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion of the gain or loss is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. If it is expected that all or a portion of a loss deferred in equity will not be recovered in one or more future periods or the hedged transaction is no longer expected to occur the amount that is not expected to be recovered will be reclassified to the Income Statement. If a derivative instrument is not designated as a hedge, the gain or loss on revaluation is recognised in the Income Statement.

m) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Transactions in foreign currencies

Transactions denominated in foreign currencies within each entity in the Group, are translated into the functional currency at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are held at the year end, are translated into the functional currency at the exchange rate ruling at the Balance Sheet date. Exchange differences on monetary items are recognised in the Income Statement in the period in which they arise, except where these exchange differences form part of a net investment in overseas subsidiaries of Burberry Group, in which case such differences are taken directly to the foreign currency translation reserve within equity.

Translation of the results of overseas businesses

The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling each month at the weighted average exchange rate for the month according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the date of the transactions. The assets and liabilities of such undertakings are translated at the year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity.

2 Accounting policies continued

m) Foreign currency translation continued

The principal exchange rates used were as follows:

	[illegible]		[illegible]	
	Year to 31 March 2007	[illegible]	Year to 31 March 2007	[illegible]
Euro	1.49	[illegible]	1.47	[illegible]
US Dollar	1.91	[illegible]	1.97	[illegible]
Hong Kong Dollar	14.80	[illegible]	15.38	[illegible]
Korean Won	1,801	[illegible]	1,851	[illegible]

Goodwill and fair value adjustments arising [illegible] operation and translated at the closing rate.

The average exchange rate [illegible] Burberry Group [illegible] 2006 [illegible]

n) Non-GAAP measures

Non-GAAP measures are presented [illegible] Such presentation will be prepared [illegible]

3 Segmental analysis

(i) Primary segment – analysis by origin

The geographical segment from which the products [illegible]

(a) Turnover and profit before taxation – by origin of business

Europe comprises operations in France, Germany, Italy, Switzerland, Austria, Belgium, Czech Republic, Hungary and the UK. North America comprises operations in the USA. Asia Pacific comprises [illegible] Australia, Hong Kong, Japan, Korea, [illegible], Singapore and Taiwan.

[illegible]	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
	2007 £m	[illegible]	2007 £m	[illegible]	2007 £m	[illegible]	2007 £m	[illegible]	2007 £m	[illegible]
Gross segment turnover	433.9	[illegible]	192.6	[illegible]	214.4	[illegible]	177.6	[illegible]	1,018.5	[illegible]
Inter-segment turnover	(163.2)	[illegible]	–		(1.3)	[illegible]	(3.7)	[illegible]	(168.2)	[illegible]
Turnover	270.7	[illegible]	192.6	[illegible]	213.1	[illegible]	173.9	[illegible]	850.3	[illegible]
Operating profit	96.9	[illegible]	12.5	[illegible]	34.2	[illegible]	13.4	[illegible]	157.0	[illegible]
Net finance [illegible]									(0.7)	[illegible]
Profit before taxation									156.3	[illegible]
Taxation									(46.1)	[illegible]
Attributable profit for the year									110.2	[illegible]

[illegible]

The results [illegible] are stated after [illegible] Inter-segment [illegible] between segments [illegible]

3 Segmental analysis continued

(b) Other segmental items – by origin of business

Year to 31 March	Europe (excluding Spain) 2007 £m	Europe (excluding Spain) 2006 £m	North America 2007 £m	North America 2006 £m	Asia Pacific 2007 £m	Asia Pacific 2006 £m	Spain 2007 £m	Spain 2006 £m	Total 2007 £m	Total 2006 £m
Capital expenditure	**15.8**	13.6	**11.5**	12.5	**3.0**	2.9	**8.5**	4.0	**38.8**	33.0
Depreciation	**10.1**	8.1	**8.2**	7.7	**2.5**	2.3	**5.1**	4.4	**25.9**	22.5
Impairment charge	–	0.6	–	0.2	–	–	–	–	–	0.8
Release of impairment charge	**(0.7)**	(0.4)	**(0.3)**	–	–	–	–	–	**(1.0)**	(0.4)
Amortisation	**1.6**	1.7	–	–	**0.1**	0.1	**0.1**	0.2	**1.8**	2.0
Other non-cash expenses – share-based payments	**3.9**	2.8	**2.8**	1.9	**2.1**	1.4	**2.0**	1.3	**10.8**	7.4

(c) Assets and liabilities – by origin of business

As at 31 March	Europe (excluding Spain) 2007 £m	Europe (excluding Spain) 2006 £m	North America 2007 £m	North America 2006 £m	Asia Pacific 2007 £m	Asia Pacific 2006 £m	Spain 2007 £m	Spain 2006 £m	Total 2007 £m	Total 2006 £m
Segmental assets	**179.1**	142.3	**143.8**	145.9	**33.8**	28.7	**120.1**	103.5	**476.8**	420.4
Segmental liabilities	**(97.2)**	(67.5)	**(29.2)**	(25.5)	**(11.9)**	(12.8)	**(35.1)**	(30.9)	**(173.4)**	(136.7)
Net operating assets	**81.9**	74.8	**114.6**	120.4	**21.9**	15.9	**85.0**	72.6	**303.4**	283.7
Goodwill									**116.9**	121.2
Deferred consideration for acquisitions									**(10.0)**	(11.5)
Net (debt)/cash									**(2.8)**	12.5
Taxation (including deferred taxation)									**(10.6)**	(19.3)
Net assets									**396.9**	386.6

(ii) Secondary segment – analysis by class of business (being the channels to market)

Year to 31 March	Retail 2007 £m	Retail 2006 £m	Wholesale 2007 £m	Wholesale 2006 £m	Total Retail and Wholesale 2007 £m	Total Retail and Wholesale 2006 £m	Licensing 2007 £m	Licensing 2006 £m	Total 2007 £m	Total 2006 £m
Gross segment turnover	**410.1**	318.5	**495.0**	469.4[1]	**905.1**	787.9[1]	**86.1**	81.1	**991.2**	869.0[1]
Inter-segment turnover	–	–	**(140.9)**	(126.1)[1]	**(140.9)**	126.1[1]	–	–	**(140.9)**	(126.1)[1]
Turnover	**410.1**	318.5	**354.1**	343.3	**764.2**	661.8	**86.1**	81.1	**850.3**	742.9
Other segmental items										
Segment assets					**470.3**	415.1[1]	**6.5**	5.3[1]	**476.8**	420.4
Capital expenditure					**38.7**	33.0	**0.1**	–	**38.8**	33.0

[1] Restated for inter-segment turnover and reclassifications

The results above are stated after the allocation of costs of a Group wide nature.

(iii) Additional information

Analysis of turnover is shown below as additional information:

Turnover by product	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Womenswear	**305.5**	249.3
Menswear	**227.0**	206.2
Accessories	**211.2**	189.2
Other	**20.5**	17.1
Wholesale and Retail	**764.2**	661.8
Licensing	**86.1**	81.1
Total	**850.3**	742.9
Number of directly operated stores, concessions and outlets open at 31 March	**292**	262

3 Segmental analysis continued

(iii) Additional information continued

	Year to 31 March 2007 £m	
[illegible]	229.8	[illegible]
[illegible]	196.5	[illegible]
[illegible]	167.5	[illegible]
[illegible]	151.8	[illegible]
[illegible]	18.6	[illegible]
Wholesale and Retail	764.2	[illegible]
Licensing	86.1	[illegible]
Total	850.3	[illegible]

4 Net operating expenses

	Year to 31 March 2007 £m	
[illegible]	(149.7)	[illegible]
[illegible]	(185.5)	[illegible]
[illegible]	(21.6)	[illegible]
[illegible]	(6.5)	[illegible]
[illegible]	0.1	
[illegible]	(1.1)	[illegible]
Total	(364.3)	[illegible]

[illegible]

[illegible]

5 Profit before taxation

	Year to 31 March 2007 £m	
Profit before taxation is stated after charging/(crediting):		
[illegible]		
[illegible]	1.5	[illegible]
[illegible]	3.2	[illegible]
[illegible]	21.2	[illegible]
[illegible]	1.8	[illegible]
[illegible]	–	[illegible]
[illegible]	(1.0)	[illegible]
[illegible]	1.1	[illegible]
[illegible]	21.6	[illegible]
[illegible]	6.5	
[illegible]	174.0	[illegible]
[illegible]		
[illegible]	31.0	[illegible]
[illegible]	17.1	[illegible]
[illegible]	2.8	[illegible]
[illegible]	(0.6)	[illegible]

5 Profit before taxation continued

Auditors' remuneration is further analysed as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Audit services in respect of the accounts of the Company	0.4	0.4
Audit services in respect of the accounts of subsidiary companies	0.5	0.5
Other audit services supplied pursuant to legislation	0.1	0.4
Services relating to taxation		
– compliance services	0.1	0.2
– advisory services	1.7	0.9
Total	2.8	2.4

All work performed by the external auditors is controlled by an authorisation policy agreed by the Audit Committee. The over-riding principle precludes the auditors from engaging in non-audit services that would compromise their independence. Non-audit services are provided by the auditors where they are best placed to provide the service due to their previous experience or market leadership in a particular area.

6 Net finance (charge)/income

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Bank interest income	4.6	3.7
Interest income receivable from GUS related companies	–	0.1
Other interest income	0.9	0.5
Interest receivable and similar income	5.5	4.3
Interest expense on bank loans and overdrafts	(6.2)	(1.8)
Net finance (charge)/income	(0.7)	2.5

7 Taxation

(i) Analysis of charge for the year recognised in the Income Statement

Analysis of charge for the year	Year to 31 March 2007 £m	Year to 31 March 2006 £m
CURRENT TAX		
UK corporation tax		
Current tax on income for the year to 31 March 2007 at 30% (2006: 30%)	28.8	30.4
Double taxation relief	(7.4)	(7.1)
Adjustment in respect of prior years	1.9	0.4
	23.3	23.7
Foreign tax		
Current tax on income for the year	31.6	28.3
Adjustments in respect of prior years	(4.2)	1.4
Total current tax	50.7	53.4

7 Taxation continued

[illegible]	Year to 31 March 2007 £m	[illegible]
DEFERRED TAX		
UK deferred tax		
Origination and reversal of temporary differences	(3.2)	0.2
Adjustments in respect of prior years	(0.6)	0.7
	(3.8)	0.9
Foreign deferred tax		
Origination and reversal of temporary differences	(1.5)	1.9
Effects of changes in tax rates	0.5	
Adjustments in respect of prior years	0.2	1.8
Total deferred tax	(4.6)	2.8
Total current tax	50.7	[illegible]
Total tax on profit	46.1	50.6

(ii) Analysis of charge for the year recognised in equity

	Year to 31 March 2007 £m	[illegible]
CURRENT TAX		
Current tax credit on share options (retained earnings)	(2.8)	0.6
Current tax credit on exchange differences on loans (foreign currency translation reserve)	(1.3)	0.2
Total current tax recognised in equity	(4.1)	(0.8)
DEFERRED TAX		
Deferred tax charge/(credit) on cash flow hedges recognised directly to equity (hedging reserve)	3.0	1.5
Deferred tax credit on cash flow hedges settled during the year (hedging reserve)	(1.8)	(0.2)
Deferred tax credit on share options (retained earnings)	(4.4)	(2.0)
Deferred tax charge on actuarial gains/losses recognised during the year (retained earnings)	–	0.2
Deferred tax credit on exchange differences on loans (foreign currency translation reserve)	(0.2)	-
Total deferred tax recognised in equity	(3.4)	3.5

The tax rate applicable on profit varied from the standard rate of corporation tax in the UK due to the following factors

	Year to 31 March 2007 £m	[illegible]
Tax at 30% on profit before taxation	46.9	47.1
Rate adjustments relating to overseas profits	(0.9)	0.9
Permanent differences	2.1	3.6
Tax losses for which no deferred tax recognised	0.2	
Adjustments in respect of prior years	(2.7)	0.8
Adjustments to deferred tax relating to changes in tax rates	0.5	-
Total taxation	46.1	50.6

The advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with the UK and USA Competent Authorities, has been finalised in the period. The net tax benefit to the Group has been recognised as a prior year adjustment to the current tax charge. As part of the agreements with GUS plc (Burberry Group's former parent company), certain tax liabilities which arise and relate to matters prior to 31 March 2002 will be met by GUS plc. Any liability arising after 1 April 2002 will be payable by the Burberry Group.

8 Earnings per share

The calculation of basic earnings per share is based on attributable profit for the year divided by the weighted average number of ordinary shares in issue during the year. Basic and diluted earnings per share before Atlas and Treorchy costs are also disclosed to indicate the underlying profitability of Burberry Group.

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Attributable profit for the year before Atlas and Treorchy costs	130.0	114.8
Effect of Atlas and Treorchy costs (after taxation)	(19.8)	(8.4)
Attributable profit for the year	110.2	106.4

The weighted average number of ordinary shares represents the weighted average number of Burberry Group plc ordinary shares in issue throughout the year, excluding ordinary shares held in Burberry Group's Employee Share Option Plans ("ESOPs").

Diluted earnings per share is based on the weighted average number of ordinary shares in issue during the year. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised.

	Year to 31 March 2007 Millions	Year to 31 March 2006 Millions
Weighted average number of ordinary shares in issue during the year	437.8	464.4
Dilutive effect of the share incentive schemes	8.3	13.2
Diluted weighted average number of ordinary shares in issue during the year	446.1	477.6

Basic earnings per share	Year to 31 March 2007 Pence	Year to 31 March 2006 Pence
Basic earnings per share before Atlas and Treorchy costs	29.7	24.7
Effect of Atlas and Treorchy costs	(4.5)	(1.8)
Basic earnings per share	25.2	22.9

Diluted earnings per share	Year to 31 March 2007 Pence	Year to 31 March 2006 Pence
Diluted earnings per share before Atlas and Treorchy costs	29.1	24.1
Effect of Atlas and Treorchy costs	(4.4)	(1.8)
Diluted earnings per share	24.7	22.3

9 Dividends

		Year to 31 March 2007 £m	Year to 31 March 2006 £m
Prior year final dividend paid (5.5p per share (2006: 4.5p))	– GUS group	–	14.2
	– other shareholders	24.0	7.3
Interim dividend paid (2.875p per share (2006: 2.5p))	– other shareholders	12.5	11.3
Total		36.5	32.8

A final dividend in respect of the year to 31 March 2007 of 7.625p (2006: 5.5p) per share, amounting to £33.1m (2006: £24.0m), has been proposed for approval by the shareholders at the AGM subsequent to the Balance Sheet date. The final dividend has not been recognised as a liability at the year end and will be paid on 2 August 2007 to shareholders on the register at the close of business on 6 July 2007.

10 Intangible assets

	[illegible]	[illegible]	[illegible]	[illegible]
As at 1 April 2005	[illegible]	[illegible]		[illegible]
Effect of foreign exchange rate changes	[illegible]	[illegible]		[illegible]
Additions	[illegible]	[illegible]	[illegible]	[illegible]
As at 31 March 2006	[illegible]	[illegible]	[illegible]	[illegible]
Effect of foreign exchange rate changes	[illegible]	[illegible]	[illegible]	[illegible]
Additions	[illegible]		[illegible]	[illegible]
As at 31 March 2007	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]				
As at 1 April 2005		[illegible]	[illegible]	[illegible]
Effect of foreign exchange rate changes			[illegible]	[illegible]
Charge for the year		[illegible]	[illegible]	[illegible]
As at 31 March 2006		[illegible]	[illegible]	[illegible]
Effect of foreign exchange rate changes			[illegible]	[illegible]
Charge for the year		[illegible]	[illegible]	[illegible]
As at 31 March 2007		[illegible]	[illegible]	[illegible]
Net book value				
As at 31 March 2007	[illegible]	[illegible]	[illegible]	[illegible]
As at 31 March 2006	[illegible]	[illegible]	[illegible]	[illegible]

Impairment testing of goodwill

The cash generating units which have the most significant carrying values [illegible] Spain [illegible] Korea [illegible] carrying value of the goodwill allocated to these cash generating units [illegible]

	As at 31 March 2007 £m	[illegible]
Spain	86.9	[illegible]
Korea	22.3	[illegible]
Other	7.7	[illegible]
Total	116.9	[illegible]

At 31 March 2007 no impairment was recognised [illegible] as the recoverable amount of the goodwill [illegible] cash generating unit exceeded its carrying value. The recoverable amount has been determined based on value in use. [illegible] for Spain and [illegible] 2006 [illegible] Korea [illegible] Burberry Group's [illegible]

11 Property, plant and equipment

Cost	Freehold land and buildings £m	Leasehold improvements £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m	Total £m
As at 1 April 2005	82.0	55.5	93.7	4.6	235.8
Effect of foreign exchange rate changes	3.7	3.8	2.9	0.2	10.6
Additions	0.1	8.7	17.0	2.2	28.0
Disposals	–	(0.3)	(2.3)	–	(2.6)
Reclassifications	0.3	3.7	0.3	(4.3)	–
Acquisition of subsidiary	–	–	0.6	–	0.6
As at 31 March 2006	86.1	71.4	112.2	2.7	272.4
Effect of foreign exchange rate changes	(5.8)	(7.1)	(5.1)	(0.2)	(18.2)
Additions	0.3	11.3	17.8	4.8	34.2
Disposals	(0.1)	(2.1)	(7.6)	–	(9.8)
Reclassifications	–	0.6	1.4	(2.0)	–
As at 31 March 2007	80.5	74.1	118.7	5.3	278.6
Accumulated depreciation					
As at 1 April 2005	17.2	13.3	50.9	–	81.4
Effect of foreign exchange rate changes	0.7	0.6	1.6	–	2.9
Charge for the year	2.5	4.3	15.7	–	22.5
Impairment charge on certain retail assets	–	0.1	0.3	–	0.4
Disposals	–	(0.1)	(1.7)	–	(1.8)
Reclassifications	0.3	–	(0.3)	–	–
As at 31 March 2006	20.7	18.2	66.5	–	105.4
Effect of foreign exchange rate changes	(1.3)	(1.6)	(2.9)	–	(5.8)
Charge for the year	3.0	5.4	17.5	–	25.9
Impairment release on certain retail assets	–	(0.1)	(0.9)	–	(1.0)
Disposals	(0.1)	(1.4)	(7.1)	–	(8.6)
As at 31 March 2007	22.3	20.5	73.1	–	115.9
Net book amount					
As at 31 March 2007	58.2	53.6	45.6	5.3	162.7
As at 31 March 2006	65.4	53.2	45.7	2.7	167.0

During the year to 31 March 2007 the trading performance of certain European and North American retail store assets which had previously been impaired were reviewed and due to improved trading conditions it was considered appropriate to release £1m of the impairment provision (2006: £0.4m charge). This release has been included in net operating expenses in the Income Statement. The impairment release was based on a review of the value of the assets in use and on pre-tax cash flows attributable to these assets in accordance with IAS 36 "Impairment of Assets". Pre-tax cash flow projections are based on financial plans approved by management and extrapolated beyond the budget year to the anticipated lease exit dates using growth rates and inflation rates appropriate to each country's economic conditions. The pre-tax discount rate used in these calculations was 11%.

Based on a valuation report prepared by Colliers Conrad Ritblat Erdman, dated 16 May 2006, the existing use value of Burberry Group's ten most significant freehold properties is £144m (based on closing exchange rates at 31 March 2007). This valuation is higher than the net book value of these assets. The directors do not intend to incorporate this valuation into the accounts but set out the valuation for information purposes only.

The lease of the new global headquarters was signed in December 2006. The agreement incorporated a put option with the developers of the site for the Haymarket property with an exercise date of no later than 31 March 2008. The agreed price is in excess of the current net book value.

12 Deferred taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and there is an intention to settle on a net basis, and to the same fiscal authority. The offset amounts are shown in the table below

	As at 31 March 2007 £m	As at 31 March 2006 £m
Deferred tax assets	24.6	16.6
Deferred tax liabilities	(10.2)	(10.5)
Net amount	**14.4**	6.1

The movement in the deferred tax account is as follows

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
As at 1 April	6.1	2.0
Impact of adopting IAS 32 and IAS 39	–	1.5
Effect of foreign exchange rate changes	0.3	(0.7)
Credited to the income statement	4.6	2.8
Credited to equity	3.4	3.5
End of the year	14.4	6.1

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows

Deferred tax liabilities

	[illegible] £m	[illegible] £m	[illegible] £m	[illegible] £m	[illegible] £m	[illegible] £m	[illegible] £m
As at 1 April 2005	16.4	(1.4)	(0.4)	–	0.7	0.8	14.7
Impact of adopting IAS 32 and IAS 39		–		0.1			0.1
Effect of foreign exchange rate changes	1.2	(0.2)	–			0.1	1.1
Charged/(credited) to the income statement	(1.7)	(0.1)	0.4		0.2	(0.2)	(1.4)
Charged to equity	–		–	0.1	–		0.1
Other movements	0.1	(0.1)	–		(0.2)	3.4	(3.6)
As at 31 March 2006	16.0	(1.8)			(0.7)	(2.7)	10.8
Effect of foreign exchange rate changes	(1.6)	0.2		–	–	(0.1)	(1.5)
Charged/(credited) to the income statement	(0.8)	(0.1)	–	–	0.2	0.1	0.6
Charged to equity	–	–	–	0.1	–		0.1
As at 31 March 2007	13.6	(1.7)	–	0.1	(0.5)	(2.7)	8.8

12 Deferred taxation continued

Deferred tax assets

	Accelerated capital allowances £m	Unrealised stock profit and other stock provisions £m	Share schemes £m	Derivative instruments £m	Unused tax losses £m	Other £m	Total £m
As at 31 March 2005	0.1	6.4	8.1	–	0.2	1.9	16.7
Impact of adopting IAS 32 and IAS 39	–	–	–	(1.6)	–	–	(1.6)
Effect of foreign exchange rate changes	–	0.4	–	–	–	–	0.4
(Charged)/credited to the income statement	0.6	0.5	(1.2)	(0.2)	–	1.7	1.4
(Charged)/credited to equity	–	–	2.0	1.8	–	(0.2)	3.6
Other movements	(0.6)	0.7	–	–	(0.2)	(3.5)	(3.6)
As at 31 March 2006	0.1	8.0	8.9	–	–	(0.1)	16.9
Effect of foreign exchange rate changes	(0.1)	(0.6)	–	–	–	(0.5)	(1.2)
(Charged)/credited to the income statement	0.9	(0.6)	2.6	0.2	0.1	0.8	4.0
(Charged)/credited to equity	–	–	4.4	(1.1)	–	0.2	3.5
Other movements	–	–	(3.2)	–	–	3.2	–
As at 31 March 2007	0.9	6.8	12.7	(0.9)	0.1	3.6	23.2

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related benefit through the future taxable profits is probable. The Group did not recognise deferred tax assets of £6.7m (2006: £5.8m) in respect of losses amounting to £18.6m (2006: £25.2m) that can be carried forward against the future taxable income. These losses have no set expiry date. Other deferred tax assets of £0.1m (2006: £0.1m) were not recognised in respect of temporary differences totalling £0.1m (2006: £0.1m), as it was not probable that there will be future taxable profits against which these assets can be offset.

Deferred tax has not been recognised in respect of temporary differences of £85.1m (2006: £70.6m) relating to the unremitted earnings of subsidiaries on the grounds that no remittance of profits retained at 31 March 2007 is required or intended in such a way that incremental tax would arise.

13 Trade and other receivables

	As at 31 March 2007 £m	As at 31 March 2006 £m
Non-current		
Deposits and prepayments	**5.1**	4.2
Total non-current trade and other receivables	**5.1**	4.2
Current		
Trade receivables	**114.7**	93.6
Provision for doubtful debts	**(3.5)**	(4.2)
Net trade receivables	**111.2**	89.4
Other receivables	**9.4**	3.1
Prepayments and accrued income	**16.6**	15.5
Total current trade and other receivables	**137.2**	108.0
Total trade receivables	**142.3**	112.2

The principal non-current receivable of £2.1m is due within five years from the Balance Sheet date, with the remainder due at various stages after this.

All of the non-current receivables are non-interest bearing.

14 Stock

	As at 31 March 2007 £m
Raw materials	17.7
Work in progress	5.9
Finished goods	126.2
Total stock	**149.8**

	Year to 31 March 2007 £m
Cost of stock recognised as an expense during the year	333.5
[illegible] destroyed in the year	1.1
Reversal during the year of previous write down of stock	(5.6)
Total cost of sales	**329.0**

The reversal during the year of the previous write down of stock [illegible]

15 Derivative financial instruments

The Group income Statement is affected by transactions denominated in foreign currency [illegible]

Cash flow hedges

[illegible]

Fair value hedges

[illegible]

Derivative financial assets

	As at 31 March 2007 £m
Forward foreign exchange contracts – cash flow hedges at beginning of year	1.7
Impact of adopting IAS 32 and IAS 39	–
Effect of foreign exchange rate changes	(0.1)
Arising during the year and taken directly to equity	9.7
Released from equity to the income statement during the year	(8.1)
Forward foreign exchange contracts – cash flow hedges at end of year	3.2
Forward foreign exchange contracts – held for trading	0.8
Equity swap contracts – held for trading	1.3
Total current position	**5.3**
Cash flow hedge gains expected to be recognised in the following 12 months	3.2

15 Derivative financial instruments continued

Derivative financial liabilities

	As at 31 March 2007 £m	As at 31 March 2006 £m
Forward foreign exchange contracts – cash flow hedges at beginning of year	(2.0)	–
Impact of adopting IAS 32 and IAS 39	–	(1.6)
Effect of foreign exchange rate changes	0.2	(0.2)
Arising during the year and taken directly to equity	(0.6)	(4.7)
Released from equity to the income statement during the year	2.2	4.5
Forward foreign exchange contracts – cash flow hedges at end of year	(0.2)	(2.0)
Forward foreign exchange contracts – held for trading	(0.3)	(0.1)
Total current position	(0.5)	(2.1)
Cash flow hedge losses expected to be recognised in the following 12 months	(0.2)	(2.1)

	As at 31 March 2007 £m	As at 31 March 2006 £m
Notional principal amounts of the outstanding forward foreign exchange contracts	190.1	120.4
Notional principal amounts of the outstanding equity swap contracts	2.3	3.7
Movement on the non-designated hedges for the year recognised within net finance income in the income statement	0.9	0.6
Movement on the non-designated hedges for the year recognised within the foreign currency translation reserve	–	(0.1)

Gains and losses on cash flow hedges recognised directly to the hedging reserve within equity:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Gain/(losses) deferred in equity	9.1	(3.8)
Transferred from equity to the income statement	(5.9)	(0.7)
Tax impact	(1.2)	1.7
Movement in hedging reserve for the year (refer to note 22)	2.0	(2.8)

The current portion of the financial instruments matures at various dates within one month to one year from the Balance Sheet date.

16 Cash and cash equivalents

	As at 31 March 2007 £m	As at 31 March 2006 £m
Cash at bank and in hand	72.0	70.2
Short-term deposits	59.4	43.5
Total	131.4	113.7

The effective interest rate on short-term deposits was 3.6% (2006: 3.4%). These deposits have an average maturity of 28 days (2006: 9 days). The effective interest rate is the weighted average annual interest rate for the Group based on local market rates on short-term deposits.

17 Long-term liabilities

	As at 31 March 2007 £m	As at 31 March 2006 £m
Unsecured		
Other creditors, accruals and deferred income	10.4	9.6
Deferred consideration for acquisition	–	5.0
Total	**10.4**	14.6

Deferred consideration due after more than one year arose from the acquisition of the trade and certain assets of the Burberry business in Korea. This is payable within the next financial year and has been included within current trade and other payables, refer to note 21.

The maturity of long term liabilities, all of which do not bear interest, is as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Between one and two years	1.9	5.9
Between two and three years	1.0	1.4
Between three and four years	0.9	1.2
Between four and five years	0.8	0.9
Over five years	5.8	5.2
Total	**10.4**	14.6

18 Retirement benefit obligations

Burberry Group provides post retirement arrangements for its employees in the UK and its overseas operations, which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts.

The Balance Sheet obligations in respect of Burberry Group's post retirement arrangements, assessed in accordance with IAS 19, were:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Defined benefit schemes		
GUS defined benefit scheme UK[1]	–	–
Supplemental executive retirement plan US[2]	1.4	1.4
Retirement indemnities France	0.2	0.2
Burberry (Taiwan) Co Ltd retirement scheme	0.2	0.2
Total obligation	**1.8**	1.8

[1] This plan has been renamed the Experian Pension Plan.
[2] The plans in the US are classified as defined benefit schemes under IAS 19 [illegible] investment returns [illegible].

No prepayments or obligations in respect of defined contributions schemes were outstanding at 31 March 2007 (2006: nil).

18 Retirement benefit obligations continued

The pension costs charged to the Income Statement in respect of the main plans were:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Defined benefit schemes		
GUS defined benefit scheme UK	**0.1**	0.4
Supplemental executive retirement plan US	**0.2**	0.3
Defined contribution schemes		
GUS money purchase pension plan UK	**–**	1.0
Burberry stakeholder plan UK	**2.0**	–
Burberry money purchase plan US	**0.7**	0.9
Burberry Asia Limited retirement scheme	**0.2**	0.1
Total pension costs	**3.2**	2.7

Defined benefit schemes

GUS defined benefit scheme UK

Prior to the demerger of Burberry from GUS plc on 13 December 2005, it was agreed that existing employees of Burberry Group who were participating in the GUS defined benefit scheme (the "GUS Pension Scheme") would continue to do so until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. When the eventual withdrawal of members of the Burberry Group from the GUS Pension Scheme takes place on or before 31 December 2007, Burberry must pay any liabilities due under section 75 or 75A of the Pensions Act 1995. GUS has indemnified Burberry on an after tax basis against any amounts which are in excess of £1.25m.

The following disclosures regarding the GUS defined benefit scheme UK have been included for completeness as required by IAS 19 and the assets have been restricted in accordance with the standard as it is not likely that Burberry will be able to benefit from this surplus.

The GUS Pension Scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds.

A full actuarial valuation of the GUS Pension Scheme is carried out every three years with interim reviews in the intervening years. The last full valuation was carried out as at 31 March 2004 by independent qualified actuaries, Watson Wyatt Limited, using the projected unit method. A full valuation is currently being carried out by Watson Wyatt Limited, the results of which are expected late summer 2007.

As a result of the 31 March 2004 valuation it became possible to separately identify the underlying assets and liabilities which relate to the Burberry Group. Therefore, since the valuation, Burberry Group has accounted for its proportionate share of the overall defined benefit obligation, scheme assets and costs.

The valuation of the GUS Pension Scheme used for Burberry Group's IAS 19 disclosures for the year to 31 March 2007 has been based on an update of the 31 March 2004 valuation. As at 31 March 2007, this update showed that there was an excess in the value of the assets of the GUS Pension Scheme, when compared to the value of the liabilities, on the basis set out below. Burberry Group's proportionate share of this excess was approximately £5.7m (2006: £1.8m) before allowing for deferred tax. This surplus has been restricted as explained above.

Burberry Group's disclosures in respect of its continued participation in the GUS Pension Scheme are shown below. The disclosures are in accordance with IAS 19 and the Group recognise all gains/losses immediately through the SORIE.

18 Retirement benefit obligations continued

The valuation assumptions

The [illegible] assumptions used in the [illegible] valuation [illegible] the Burberry Group [illegible] the GUS Pension Scheme are the same as those used for the whole of the GUS Pension Scheme and are shown below:

	Year to 31 March 2007 %	[illegible]
Discount rate	5.4%	[illegible]
Rate of inflation	3.1%	[illegible]
Rate of salary increase	4.9%	[illegible]
Rate of increases for pensions in payment and deferred pensions	3.1%	[illegible]
Expected return on plan assets	7.1%	[illegible]

The expected return on plan assets is calculated by reference to the GUS Pension Scheme investments at the year end and is a weighted average of the expected returns on each main asset type, based on the market yields available on these asset types at the year end. The main asset types held by the GUS Pension Scheme, expressed as a percentage of the assets, and the expected return are as follows:

	Asset allocation at 31 March 2007 %	Expected return for the next year %	[illegible]	[illegible]
Equities	69%	8.1%	[illegible]	[illegible]
Fixed and index-linked income securities	16%	5.0%	[illegible]	[illegible]
Other	15%	4.6%	[illegible]	[illegible]
Total	100%	7.1%	[illegible]	[illegible]

The IAS [illegible] valuation assumes [illegible] with [illegible] standard tables known as PMA[illegible] and PFA[illegible] [illegible]. An allowance is also made for anticipated future improvements in life expectancy by assuming that the probability of death [illegible] will decrease by [illegible] each year. Overall the average expectation of life on retirement in normal health is assumed to be:

- [illegible] years at age 6[illegible] for a male currently aged [illegible]
- [illegible] years at age 6[illegible] for a female currently aged [illegible]
- [illegible] years at age 6[illegible] for a male currently aged [illegible]
- [illegible] years at age 6[illegible] for a female currently aged [illegible]

On [illegible] April 2[illegible] (A Day) the rules of the scheme were changed [illegible] members [illegible] exchange [illegible] percentage of their pension for cash on retirement. As such it has been assumed that [illegible] retired members will exchange a higher percentage [illegible] of their pension for cash on retirement. This results in a reduction in the year end liabilities of £[illegible]m. This reduction has been treated as follows:

- £[illegible]m of this reduction will impact the year end Balance Sheet via the SORIE
- £[illegible]m of this reduction will impact the year end Balance Sheet via the Income Statement

Based on the methods and assumptions [illegible] the amounts recognised in Burberry Group's Balance Sheet are determined as follows:

	As at 31 March 2007 £m	[illegible]
Present value of Burberry Group's share of schemes' liabilities (the defined benefit obligation)	(37.8)	[illegible]
Market value of Burberry Group's share of schemes' assets	43.5	[illegible]
Net assets	5.7	[illegible]
Restricted recognition of assets	(5.7)	[illegible]
Net assets recognised in the balance sheet	–	

18 Retirement benefit obligations continued

Amounts for the current and previous two periods are as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m	As at 31 March 2005 £m
Defined benefit obligation	(37.8)	(39.4)	(35.0)
Market value of assets	43.5	41.2	34.0
Surplus/(deficit)	5.7	1.8	(1.0)
Restricted recognition of assets	(5.7)	(1.8)	–
Deficit recognised	–	–	(1.0)
Experience adjustments on liabilities	2.7	(3.3)	(2.9)
Experience adjustments on assets	0.7	5.8	1.4

The amounts recognised in the Income Statement are as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Current service cost (included in net operating costs)	(1.0)	(0.9)
Past service cost (included in net operating costs)	0.1	–
Interest cost (included in net finance income)	(1.9)	(1.8)
Expected return on plan assets (included in net finance income)	2.7	2.3
Total recognised in the income statement	(0.1)	(0.4)

The amount recognised in the SORIE is as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Gain/(loss) on liabilities	2.7	(3.3)
Gain on assets	0.7	5.8
Total gain	3.4	2.5
Restricted recognition of assets	(3.9)	(1.8)
Total (loss)/gain included in the SORIE in the year	(0.5)	0.7
Cumulative actuarial gain included in the SORIE	(1.3)	(0.8)

Changes in the present value of the defined benefit obligation are as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Opening defined benefit obligation	(39.4)	(35.0)
Current service cost	(1.0)	(0.9)
Past service cost	0.1	–
Interest cost	(1.9)	(1.8)
Employee contributions	(0.2)	(0.2)
Actuarial gain/(loss) on liabilities	2.7	(3.3)
Benefits paid	1.9	1.8
Closing defined benefit obligation	(37.8)	(39.4)

18 Retirement benefit obligations continued

Changes in the fair value of the plan assets are as follows

	As at 31 March 2007 £m	As at 31 March 2006 £m
Opening fair value of plan assets	41.2	34.0
Expected return	2.7	2.3
Actuarial gain on assets	0.7	5.8
Contributions paid by employer	0.6	0.7
Contributions paid by employee	0.2	0.2
Benefits paid	(1.9)	(1.8)
Closing fair value of plan assets	**43.5**	41.2

The actual return on the plan assets in the year to 31 March 2007 was £3.4m (2006 £8.1m)

Burberry Group's total contributions to the GUS Pension Scheme during the year ended 31 March 2007 were £0.6m (2006 £0.7m) The Group expects to contribute £0.4m in the year to 31 March 2008

Supplemental executive retirement plan US
Rose Marie Bravo participates in this plan as explained in the Report on Directors' Remuneration and related matters Payments are made into the Supplemental executive retirement plan based on a percentage of salary and benefits Interest is earned on the scheme at a rate of 3.5% (2006 4.6%)

Retirement indemnities France
Burberry France S A offers lump sum benefits at retirement to all employees that are employed by the Company based on the length of service and salary There are no assets held by Burberry Group companies in relation to this commitment

Burberry (Taiwan) Co. Ltd retirement scheme
Burberry (Taiwan) Co Ltd offers lump sum benefits at retirement to employees transferred from one of the previous operators based on the length of service up to date of transfer (i e 1 August 2005) and salary at retirement There are no assets held by Burberry Group companies in relation to this commitment

Starting from 1 August 2005, all employees of the Company joined the defined contribution scheme operated under local labour ordinance

Defined contribution schemes

Burberry stakeholder plan UK
This plan was introduced on 1 April 2006 when the GUS money purchase pension plan UK closed for Burberry employees All UK employees are eligible to participate in this scheme The assets of this scheme are held separately in an independently administered fund

Burberry money purchase plan US
Burberry Group administers a money purchase plan in the US (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service The assets of the scheme are held separately from those of Burberry Group in an independently administered fund

Burberry Asia Limited retirement scheme
Burberry Group administers a money purchase plan in Hong Kong which covers all eligible full time employees The assets of the scheme are held separately from those of Burberry Group in an independently administered fund

GUS money purchase pension plan UK
This plan was introduced during the year ended 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership On 31 March 2006 all Burberry employees ceased to be members of this scheme Employees had the choice to transfer their pensions to the Burberry stakeholder plan UK or a private scheme of their choice The assets of this scheme were held separately from those of GUS plc in an independently administered fund

19 Provisions for liabilities and charges

	Property obligations £m
As at 1 April 2006	2.8
Released during the year	2.8
As at 31 March 2007	–

Property obligations arose from the portfolio of leasehold obligations which the Group maintains and were released during the year

20 Bank overdrafts and borrowings

	As at 31 March 2007 £m	As at 31 March 2006 £m
Unsecured:		
Bank overdrafts	**74.2**	51.2
Bank borrowings	**60.0**	50.0
Total	**134.2**	101.2

Bank overdrafts represent balances on cash pooling arrangements in the Group. The effective interest rate for the overdraft balances is 4.5% (2006: 5.3%).

A £200m five year multicurrency revolving facility was agreed with a syndicate of third-party banks commencing on 30 March 2005. At 31 March 2007, the amount drawn down was £60m (2006: £50m). This drawdown was made in Sterling. Interest is charged on this loan at LIBOR plus 0.325% per annum and the borrowing matures on 22 June 2007.

21 Trade and other payables

	As at 31 March 2007 £m	As at 31 March 2006 £m
Unsecured:		
Trade creditors	**56.8**	28.0
Other taxes and social security costs	**6.4**	6.0
Other creditors	**19.4**	18.9
Accruals and deferred income	**78.1**	67.5
Deferred consideration for acquisitions	**10.0**	6.5
Total	**170.7**	126.9

Deferred consideration of £10m (2006: £5m) due within one year arose from the acquisition of the Burberry business in Korea. Deferred consideration arising on the Burberry Taiwan acquisition was fully paid in the year (2006: £1.5m).

22 Share capital and reserves

Authorised share capital	2007 £m	2006 £m
1,999,999,998,000 (2006: 1,999,999,998,000) ordinary shares of 0.05p (2006: 0.05p) each	**1,000.0**	1,000.0
Total	**1,000.0**	1,000.0

Allotted, called up and fully paid share capital	Number	£m
Ordinary shares of 0.05p (2006: 0.05p) each		
As at 1 April 2006	446,712,463	0.2
Allotted on exercise of IPO Option Scheme awards during the year	3,347,919	–
Cancelled on repurchase of own shares	(12,281,000)	–
As at 31 March 2007	437,779,382	0.2

22 Share capital and reserves continued

Statement of changes in shareholders' equity

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Balance as at 1 April 2005	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cash flow hedges – losses deferred in equity			[illegible]				[illegible]
Foreign currency translation differences				[illegible]			[illegible]
Net actuarial losses on defined benefit pensions scheme							[illegible]
Tax on items taken directly to equity			[illegible]	[illegible]		[illegible]	[illegible]
Net income/(expense) recognised directly in equity			[illegible]	[illegible]			[illegible]
Cash flow hedges – transferred to the income statement			[illegible]				[illegible]
Tax on items transferred from equity			[illegible]				[illegible]
Attributable profit for the year						[illegible]	[illegible]
Total recognised income/expenses for the year			[illegible]	[illegible]		[illegible]	[illegible]
Employee share option scheme							
Value of share options granted						[illegible]	[illegible]
Tax on share options granted						[illegible]	[illegible]
Exercise of share options		[illegible]					[illegible]
Price differential on exercise of shares						[illegible]	[illegible]
Purchase of own shares	[illegible]				[illegible]	[illegible]	[illegible]
Sale of shares by ESOPs						[illegible]	[illegible]
Redemption of preference shares					[illegible]		[illegible]
Dividends paid in the year						[illegible]	[illegible]
Balance as at 31 March 2006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cash flow hedges – gains deferred in equity			[illegible]				[illegible]
Foreign currency translation differences				[illegible]			[illegible]
Net actuarial losses on defined benefit pensions scheme						[illegible]	[illegible]
Tax on items taken directly to equity			[illegible]	[illegible]			[illegible]
Net income/(expense) recognised directly in equity		-	[illegible]	[illegible]		[illegible]	[illegible]
Cash flow hedges – transferred to the income statement		-	[illegible]				[illegible]
Tax on items transferred from equity		-	[illegible]				[illegible]
Attributable profit for the year		-				[illegible]	[illegible]
Total recognised income/expenses for the year		-	[illegible]	[illegible]		[illegible]	[illegible]
Employee share option scheme							
Value of share options granted		-				[illegible]	[illegible]
Tax on share options granted		-				[illegible]	[illegible]
Exercise of share options		[illegible]					[illegible]
Price differential on exercise of shares		-				[illegible]	[illegible]
Sale of shares by ESOPs		-				[illegible]	[illegible]
Transfer between reserves		-			[illegible]	[illegible]	
Dividends paid in the year		-				[illegible]	[illegible]
Balance as at 31 March 2007	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

During the year to 31 March 2007 the Company repurchased and subsequently cancelled [illegible] ordinary shares, representing [illegible] of the issued share capital at a total cost of [illegible]. The nominal value of the shares was [illegible] which has been transferred to a capital redemption reserve. [illegible] The nominal value of the shares was [illegible] and has been transferred to a capital redemption reserve [illegible]

23 Financial commitments

Burberry Group has commitments relating to future minimum lease payments under non-cancellable operating leases as follows:

	As at 31 March 2007			As at 31 March 2006		
	Land and buildings £m	Other £m	Total £m	Land and buildings £m	Other £m	Total £m
Amounts falling due:						
Within one year	30.5	1.0	31.5	26.0	1.3	27.3
Between two and five years	84.5	1.5	86.0	80.2	1.5	81.7
After five years	103.0	0.8	103.8	112.2	2.7	114.9
Total	218.0	3.3	221.3	218.4	5.5	223.9

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases") have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases, there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the Income Statement may be materially higher than the financial commitment at the prior year end.

Where rental agreements include a contingent rental, this contingent rent is generally calculated as a percentage of turnover. Escalation clauses increase the rental to either open market rent, a stipulated amount in the rental agreement, or by an inflationary index percentage. There are no significant restrictions imposed by these lease agreements.

The total of future minimum sublease payments to be received under non-cancellable subleases is as follows:

	Land and buildings	
	As at 31 March 2007 £m	As at 31 March 2006 £m
Amounts falling due:		
Within one year	0.1	0.1
Between two and five years	0.4	0.4
After five years	0.8	0.9
Total	1.3	1.4

24 Capital commitments

	As at 31 March 2007 £m	As at 31 March 2006 £m
Capital commitments contracted but not provided for		
– property, plant and equipment	2.5	3.5
– intangible assets	0.1	0.1
Total	2.6	3.6

Contracted capital commitments represent contracts entered into by the year end and future work in respect of major capital expenditure projects where activity has commenced by the year end relating to property, plant and equipment.

25 Contingent liabilities

Since 31 March 2006 the following changes to material contingent liabilities have [illegible]

During the year ended 31 March 2007, Burberry Group has provided guarantee letters to certain raw material suppliers. The [illegible] value of these guarantees, which expire in [illegible] July 2007, amounts to £[illegible] at 31 March 2007.

Other material contingent liabilities reported at 31 March 2006 remain [illegible]

Under the terms of a demerger agreement entered into with GUS plc on [illegible] December [illegible], Burberry [illegible] the GUS defined benefit scheme. Under this scheme Burberry is jointly and severally liable with the other participating GUS companies for any deficit in this scheme. When Burberry leaves the scheme it will be required to pay an amount [illegible] pursuant to Section [illegible] of the Pensions Act. GUS plc has agreed to pay to Burberry the amount of this liability to the extent it exceeds £[illegible] [illegible]

Under the GUS group UK tax payment arrangements, the Group was jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry Spain S.A. is liable for certain salary and social security contributions left unpaid by its sub-contractors where the amounts are attributable to the period in which subcontracting activity is undertaken on behalf of Burberry Spain S.A. It is not feasible to estimate the amount of contingent liability but such expense has been minimal in prior years.

26 Acquisition of subsidiaries

On 1[illegible] October 2006 Burberry Group acquired a store company in the Czech Republic [illegible] the Group [illegible] store.

The net asset value of the store company acquired was £[illegible], consisting of cash of £[illegible] and a [illegible] of £[illegible]. No adjustments were made to the fair values of the assets. Total consideration paid in cash was £[illegible] 727 resulting in goodwill of £[illegible]

The new store contributed £0.1m to turnover and a total loss of £0.1m was realised for the period since its opening in March 2007. Due to the fact that Burberry has never had presence in this country, trading history is not available and therefore the estimated financial impact on the Group had the store opened on 1 April 2006 cannot be determined.

27 Financial risk management

The Group's principal financial instruments, other than derivatives, comprise cash and short term deposits, external borrowings, deferred consideration as well as trade debtors and creditors arising directly from operations.

The Group's activities expose it to a variety of financial risks: market risks (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

Risk management is carried out by Group Treasury which seeks to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest in cash assets safely and profitably. This is done in close co-operation with the Group's operating units. Group Treasury does not operate as a profit centre and transacts only in relation to the underlying business requirements. The policies of the Group Treasury department are reviewed and approved by the Board of Directors. The Group uses derivative instruments to hedge certain risk exposures.

(i) Market Risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Burberry Group monitors the desirability of hedging the profits and the net assets of the overseas subsidiaries when translated into Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

Burberry Group's Income Statement is affected by transactions [illegible] in foreign currency. [illegible] Burberry Group has a policy of hedging foreign currency [illegible] transactions by entering into forward exchange contracts [illegible]. The Group's accounting policy in relation to derivative instruments is set out in [illegible]

Price Risk

The Group's exposure to equity securities price risk is minimal. The Group is not exposed to commodity price risk.

27 Financial risk management continued

(ii) Credit risk
The Group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards. In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets, which comprise cash and short-term deposits and certain derivative instruments, the Group's exposure to credit risk arises from the default of the counterparty with a maximum exposure equal to the carrying value of these instruments. The Group has policies that limit the amount of credit exposure to any financial institution.

(iii) Liquidity risk
The Group financial risk management policy aims to ensure that sufficient cash is maintained to meet foreseeable needs and close out market positions. Due to the dynamic nature of the underlying business, the Group treasury department aims to maintain flexibility in funding by keeping committed credit lines available. For further details of this, see note 20.

(iv) Cash flow interest rate risk
The Group's exposure to market risk for changes in interest rates, relates primarily to cash, short-term deposits and external borrowings.

The external borrowings are linked to the LIBOR rate, while cash and short-term borrowings are affected by local market rates around the Group. The borrowings at variable rates expose the Group to cash flow interest rate risk.

Currently, this risk is not hedged as the risk is not considered significant. This situation is monitored by the Group treasury department.

(a) Fair values of financial assets and financial liabilities
Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

	Book and fair value	
Primary financial instruments held or issued to finance the Group's operations	As at 31 March 2007 £m	As at 31 March 2006 £m
Cash at bank and in hand	72.0	70.2
Short-term deposits	59.4	43.5
Total financial assets	**131.4**	113.7
Interest bearing borrowings	(134.2)	(101.2)
Other financial liabilities	(20.4)	(23.9)
Total financial liabilities	**(154.6)**	(125.1)
Total net financial liabilities	**(23.2)**	(11.4)

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair value.

Derivative financial instruments held to manage the currency profile	2007 £m	2006 £m
Forward foreign currency contracts		
– book value	4.8	0.7
– fair value	4.8	0.7

27 Financial risk management continued

Fair value methods and assumptions

Fair value is the amount at which a financial instrument could be exchanged [illegible] parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

- The fair value of short term deposits, borrowings and overdrafts approximates to the carrying amount [illegible] of these instruments.
- The fair value of foreign currency contracts is based on [illegible] prevailing interest rates at the time.

(b) Interest rate risk profile

Financial assets

The interest rate risk profile of Burberry Group [illegible]

[illegible]	[illegible]	[illegible]	[illegible]
As at 31 March 2007			
Sterling	[illegible]	[illegible]	[illegible]
US Dollar	[illegible]		[illegible]
Euro	[illegible]	[illegible]	[illegible]
Other currencies	[illegible]	[illegible]	[illegible]
Total financial assets	[illegible]	[illegible]	[illegible]
Floating rate assets	[illegible]	[illegible]	[illegible]
Balances for which no interest is paid	[illegible]		[illegible]
As at 31 March 2006			
Sterling	[illegible]	[illegible]	[illegible]
US Dollar	[illegible]	[illegible]	[illegible]
Euro	[illegible]	[illegible]	[illegible]
Other currencies	[illegible]	[illegible]	[illegible]
Total financial assets	[illegible]	[illegible]	[illegible]
Floating rate assets	[illegible]	[illegible]	[illegible]
Balances for which no interest is paid	[illegible]		[illegible]

Floating rate assets earn interest based on the relevant national LIBOR equivalents.

Balances for which no interest is paid is made up of Sterling [illegible] Euros [illegible] Singapore Dollars [illegible] Japanese Yen [illegible] Malaysian Ringgit [illegible]
These amounts arise principally [illegible]

27 Financial risk management continued

Financial liabilities
The interest rate risk profile of Burberry Group's financial liabilities by currency is as follows:

Currency	Floating rate financial liabilities £m	Financial liabilities on which no interest is payable £m	Total £m
As at 31 March 2007			
Sterling	62.1	12.1	74.2
US Dollar	14.5	6.6	21.1
Euro	20.2	1.0	21.2
Other currencies	37.4	0.7	38.1
Total financial liabilities	134.2	20.4	154.6
As at 31 March 2006			
Sterling	50.0	16.6	66.6
US Dollar	–	5.2	5.2
Euro	27.7	1.3	29.0
Other currencies	23.5	0.8	24.3
Total financial liabilities	101.2	23.9	125.1

The floating rate financial liabilities at 31 March 2007 and 2006 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities at 31 March 2007 and 2006 include overdraft balances of £74.2m (2006: £51.2m).

(c) Maturity of financial liabilities
The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short-term trade creditors and accruals, are as follows:

	Debt £m	Deferred consideration £m	Other financial liabilities £m	Total £m
As at 31 March 2007				
In one year or less, or on demand	134.2	10.0	–	144.2
In more than one year, but not more than two years	–	–	1.9	1.9
In more than two years, but not more than three years	–	–	1.0	1.0
In more than three years, but not more than four years	–	–	0.9	0.9
In more than four years, but not more than five years	–	–	0.8	0.8
In more than five years	–	–	5.8	5.8
Total financial liabilities	134.2	10.0	10.4	154.6

27 Financial risk management continued

	[illegible]	[illegible]	[illegible]	[illegible]
As at 31 March 2006				
In one year or less, or on demand	[illegible]	[illegible]	[illegible]	[illegible]
In more than one year, but not more than two years		[illegible]	[illegible]	6.8
In more than two years, but not more than three years			[illegible]	[illegible]
In more than three years, but not more than four years			[illegible]	[illegible]
In more than four years, but not more than five years			[illegible]	[illegible]
In more than five years		-	5.2	5.2
Total financial liabilities	[illegible]	[illegible]	[illegible]	[illegible]

All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities £7.9m (2006: £6.3m), property related accruals £0.9m (2006: £1.2m) which are included in other creditors falling due after more than one year, and provisions for certain property obligations £[illegible] (2006: £2.8m) which are included in provisions.

(d) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are recognised in the Income Statement.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
As at 31 March 2007					
Sterling		[illegible]	8.7	[illegible]	[illegible]
Other currencies	[illegible]	[illegible]	[illegible]		[illegible]
Total	[illegible]	11.7	[illegible]	36.4	[illegible]
As at 31 March 2006					
Sterling		[illegible]	[illegible]	[illegible]	[illegible]
Other currencies	[illegible]	[illegible]	[illegible]		[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

28 Employee costs

Staff costs, including directors' emoluments, during the year are as shown below. The directors' emoluments are separately disclosed in the Report on Directors' Remuneration and related matters. This includes gains arising on the exercise of share options.

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Wages and salaries	143.5	124.7
Social security costs	16.5	13.9
Share-based compensation (all awards settled in shares)	10.8	7.4
Other pension costs (see note 18)	3.2	2.7
Total	174.0	148.7

The average number of full time equivalent employees (including directors) during the year was as follows:

	Number of employees	
	Year to 31 March 2007	Year to 31 March 2006
Europe (excluding Spain)	2,415	2,149
North America	1,026	902
Asia Pacific	735	683
Spain	1,042	917
Total	5,218	4,651

Share options granted to directors and employees
The share option schemes have been valued using the Black-Scholes option pricing model. The Senior Executive Restricted Share Plan 2004, which has market based performance conditions attached, has been valued using the Black-Scholes option pricing model with a discount applied to this value, based on information obtained by running a Monte Carlo simulation model on the scheme.

Where applicable, equity swaps have been entered into to cover future Employers' National Insurance liability (or overseas equivalent) that may arise in respect of these schemes.

SAYE share option scheme
A Save As You Earn (SAYE) share option scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year to 31 March 2002, with a further option scheme offered to all UK employees of GUS plc in the year to 31 March 2003. For both of the grants made, employees were entitled to save for either three years or five years.

As a result of the demerger from GUS plc on 13 December 2005, the employees who held options at this date as part of the GUS SAYE share option scheme had six months from the date of the demerger to exercise these options. At 31 March 2007 there were no shares under option (2006: 129,748 at a weighted average exercise price of 413p).

The administrative costs of this scheme have not been borne by Burberry Group plc and are not considered to be material.

On 23 June 2006 a Save As You Earn (SAYE) share option scheme offering Burberry Group plc ordinary shares was introduced for all employees in the UK, Europe and Asia Pacific, with a further option scheme offered to all American employees of Burberry Group plc on 30 March 2007. For both of the grants made, employees are entitled to save for three years.

The options granted on 23 June 2006 and 30 March 2007 are exercisable from 30 September 2009 and 31 March 2010 respectively and are dependent on continued employment, as well as a saving obligation over the vesting period. The exercise price for these options is calculated at a 20% discount to market price over the three dealing days preceding the grant date. Three day averages are calculated by taking middle market quotations of a Burberry Group plc share from the London Stock Exchange.

The fair value of the options granted has been calculated using a risk-free rate of 4.9%, expected volatility of 25.2% and an expected dividend yield of between 1.6% and 2.1%. The fair values per option for these grants were determined as £1.20 and £2.97 respectively.

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

28 Employee costs continued

Movements in the number of SAYE share options [illegible] Burberry Group [illegible] shares [illegible] and their weighted average exercise price are as [illegible]:

	Weighted average exercise price	Number of shares under option as at 31 March 2007
Outstanding at 1 April	–	–
Granted during the year	354.8	788,517
Lapsed during the year	350.5	(25,949)
Exercised during the year	–	–
Outstanding at 31 March	354.9	762,568
Exercisable at 31 March	–	–

SAYE share options [illegible] Burberry Group [illegible] shares [illegible] at the end of the year [illegible]:

	Exercise price	Number of shares under option as at 31 March 2007
23 June 2006 – 1 September 2009	350.5	663,584
3 March 2007 – [illegible] March 2010	384.5	98,984
Total		762,568

Share options and awards

i) GUS schemes

Share options were granted to Burberry employees under the GUS 1998 Approved and Non-Approved Executive Share Option Schemes during the years to 31 March 2001 and 2002 [illegible] GUS [illegible].

As a result of the demerger from GUS [illegible] December 2005 the employees who [illegible] as part of the GUS share option scheme had six months from the date of the demerger to exercise those options. At 31 March [illegible] there were [illegible] shares remaining under [illegible] weighted average exercise price [illegible].

ii) The Burberry IPO Senior Executive Restricted Share Plan (the "RSP")

On 11 July 2002 awards in respect of a total of 8,[illegible] ordinary shares were made to directors and senior management under the RSP.

The restricted shares vest in three stages: [illegible] are exercisable after three years, [illegible] are exercisable after [illegible] years and [illegible] are exercisable after five years. The vesting of these share options is dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

Obligations under this plan will be met by the issue of [illegible] shares of the Company.

Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	[illegible]
Outstanding at 1 April	3,610,000	6,571,64[illegible]
Lapsed during the year	(6,250)	911,640
Exercised during the year	(3,102,500)	2,[illegible]
Outstanding at 31 March	501,250	3,610,000
Exercisable at 31 March	–	12,499

The weighted average share price for the exercises in the year was £4.[illegible]6.

28 Employee costs continued

Share options outstanding at the end of the year have the following terms:

Option term	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
11 July 2002 – 11 July 2012	501,250	3,610,000
Total	501,250	3,610,000

iii) Burberry Senior Executive Restricted Share Plan 2004
Between August and November 2006 awards in respect of a total of 2,352,546 (2006: 2,413,206) ordinary shares were made to directors and senior management under the 2004 RSP.

The options vest in three stages, 50% are exercisable after three years, 25% are exercisable after four years and 25% are exercisable after five years. The vesting of these share options is dependent on two performance conditions. Vesting of RSP shares is based 50% on Burberry's three year Total Shareholder Return ("TSR") relative to peers and 50% on three year growth in profit before taxation ("PBT"). Awards vest in full only if Burberry achieves at least upper quartile TSR compared to its global peers and at least 15% per annum profit growth (currency adjusted), and the executive remains in employment with Burberry for at least five years. A proportion of an award (12.5%) may vest if TSR performance exceeds the median of the peer group or if PBT growth exceeds 5% per annum over three years. The vesting of these share options is also dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this plan. Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
Outstanding at 1 April	3,565,477	1,342,592
Granted during the year	2,352,546	2,413,206
Lapsed during the year	(25,000)	(190,321)
Outstanding at 31 March	5,893,023	3,565,477
Exercisable at 31 March	–	–

Share options outstanding at the end of the year have the following terms:

Option term	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
2 August 2004 – 2 August 2014	1,322,592	1,322,592
21 July 2005 – 21 July 2015	1,709,411	1,734,411
31 January 2006 – 31 January 2016	508,474	508,474
10 August 2006 – 10 August 2016	2,278,837	–
1 September 2006 – 1 September 2016	20,000	–
27 November 2006 – 27 November 2016	53,709	–
Total	5,893,023	3,565,477

For the awards made on 10 August 2006 the fair value for those restricted shares with the PBT performance condition was determined as £4.76 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £2.87.

For the awards made on 1 September 2006, the fair value for those restricted shares with the PBT performance condition was determined as £4.84 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £2.87.

For the awards made on 27 November 2006, the fair value for those restricted shares with the PBT performance conditions was determined as £5.90 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £3.56.

28 Employee costs continued

As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

	[illegible]	[illegible]	[illegible]
Weighted average share price at grant date	£4.76	£4.8[illegible]	£[illegible]
Exercise price			
Option life	Equivalent to vesting period	Equivalent to vesting period	Equivalent to vesting period
Expected volatility	29.5%	29.[illegible]	29.[illegible]
Risk free interest rate	[illegible]	[illegible]	[illegible]

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

iv) Burberry Restricted Share Reinvestment Plan

On 2[illegible] July 2005 awards in respect of a total of 782,[illegible] ordinary shares were made to senior management under the Restricted Share Reinvestment Plan.

The options vest in two stages: 50% are exercisable after three years and 50% are exercisable after four years. The vesting of these share options is dependent on the employee holding the original IPO RSP shares which were awarded and which vested on 11 July 2005. The vesting of these share options is also dependent on continued employment over the vesting period. The exercise price of these share options is £[illegible]

Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	[illegible]
Outstanding at 1 April	782,500	
Granted during the year	–	782,[illegible]
Outstanding at 31 March	782,500	782,5[illegible]
Exercisable at 31 March	–	

Share options outstanding at the end of the year have the following terms:

[illegible]	Number of shares under option as at 31 March 2007	[illegible]
2[illegible] July 2008 – 2[illegible] July 2015	782,500	782,50[illegible]
Total	782,500	782,50[illegible]

v) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")

On 11 July 2002 awards in respect of a total of 5,955,198 ordinary shares were made to directors and senior management under the IPO Option Scheme. Participants' awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per ordinary share.

The options vest in three stages: 33% are exercisable after one year, 33% are exercisable after two years and 33% are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period. Obligations under this scheme will be met by the issue of ordinary shares of the Company.

28 Employee costs continued

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2007	Weighted average exercise price	Number of shares under option as at 31 March 2006
Outstanding at 1 April	230.0p	842,505	230.0p	2,456,683
Exercised during the year	230.0p	(245,419)	230.0p	(1,614,178)
Outstanding at 31 March	230.0p	597,086	230.0p	842,505
Exercisable at 31 March	230.0p	597,086	230.0p	842,505

The weighted average share price for the exercises in the year was £5.51.

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
11 July 2002 – 11 July 2012	230.0p	597,086	842,505
Total		597,086	842,505

vi) The Burberry Group plc Executive Share Option Scheme 2002
During the previous financial years options were granted to directors in respect of ordinary shares in the Company under the Executive Share Option Scheme. No options were granted in the current financial year (2006: 833,333 at an exercise price of £4.23).

The options vest in three stages, 33% are exercisable after one year, 33% are exercisable after two years and 33% are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2007	Weighted average exercise price	Number of shares under option as at 31 March 2006
Outstanding at 1 April	342.0p	3,935,492	315.4p	4,183,378
Granted during the year	–	–	423.0p	833,333
Lapsed during the year	356.2p	(36,660)	361.7p	(221,091)
Exercised during the year	330.1p	(1,876,983)	274.8p	(860,128)
Outstanding at 31 March	357.6p	2,021,849	342.0p	3,935,492
Exercisable at 31 March	307.0p	932,740	320.0p	1,093,276

The weighted average share price for the exercises in the year was £5.73.

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
13 June 2003 – 12 June 2013	258.0p	551,915	1,411,509
2 August 2004 – 2 August 2014	378.0p	914,379	1,690,650
21 July 2005 – 21 July 2015	423.0p	555,555	833,333
Total		2,021,849	3,935,492

28 Employee costs continued

vii) All Employee Share Plan

[illegible] Employee Share Plan. [illegible]

All awards vest after three years [illegible]

These ordinary shares are held [illegible] Burberry Group Share Incentive Plan and the Burberry Group [illegible] ESOP Trust. The [illegible] shares must be held in trust between three and five years.

Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	[illegible]
Outstanding at 1 April	1,017,580	[illegible]
Granted during the year	–	[illegible]
Lapsed during the year	(79,350)	[illegible]
Exercised during the year	(243,260)	[illegible]
Outstanding at 31 March	694,970	[illegible]
Exercisable at 31 March	94,150	[illegible]

Share options outstanding at the end of the year have the following terms:

[illegible]	Number of shares under option as at 31 March 2007	[illegible]
12 July 2002 – 18 July 2082	43,450	[illegible]
30 August 2003 – 18 July 2082	50,700	[illegible]
30 August 2003 – 7 October 2004	–	[illegible]
[illegible] July 2004 – [illegible] October 2007	189,150	[illegible]
[illegible] August 2004 – 18 July 2082	128,350	[illegible]
[illegible] June 2005 – [illegible] June 2008	173,920	[illegible]
[illegible] September 2005 – 18 July 2082	109,400	[illegible]
Total	694,970	[illegible]

[illegible]

viii) Co-investment Scheme

[illegible] executive directors and other senior management were able to defer receipt of all or part of their annual bonus and invest in ordinary shares in the Company [illegible] Group performance during the year. [illegible] three years [illegible] executive leaves due to resignation [illegible] 984,473.

Shares have been purchased by the Burberry Group [illegible] ESOP Trust [illegible]

28 Employee costs continued

Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
Outstanding at 1 April	1,074,522	221,703
Granted during the year	–	984,473
Lapsed during the year	(3,049)	(131,654)
Outstanding at 31 March	1,071,473	1,074,522
Exercisable at 31 March	–	–

Share options outstanding at the end of the year have the following terms:

Option term	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
29 July 2004 – 29 July 2009	213,996	213,996
21 July 2005 – 21 July 2015	857,477	860,526
Total	1,071,473	1,074,522

29 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.The only related party transactions relate to total compensation paid to key management, who are defined as the executive and non-executive directors. The total compensation paid during the year was as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Salaries and short-term benefits	6.2	4.3
Post-employment benefits	0.5	0.5
Share-based compensation	2.3	3.8
Total	9.0	8.6

In addition, aggregate gains on the exercise of options in the year to 31 March 2007 were £14.2m (2006: £8.4m).

GUS plc and other GUS related companies were related parties of the Burberry Group until 12 December 2005 as GUS plc owned the majority shareholding in Burberry Group plc. On 13 December 2005 Burberry Group demerged from GUS plc, services provided since this date have been done so in accordance with the demerger agreement.

30 Events after the Balance Sheet date

On 21 March 2007, the UK Chancellor announced that the full rate of UK corporation tax would be reduced from 30% to 28% from April 2008. However, this rate reduction has not been substantively enacted at the Balance Sheet date and therefore as required by IAS 12, deferred tax assets and liabilities (as set out in note 12) relating to the UK have been measured at the currently enacted tax rate of 30%. The deferred tax charge that will arise on substantive enactment of the proposed change to the corporation tax rate is not expected to have a material financial effect on the Group's effective tax rate for 2007/08.

31 Principal subsidiaries

[illegible]	[illegible]	[illegible]
Spain		
Burberry Spain S.A.	Spain	Luxury goods wholesaler
Burberry Spain Retail S.L.	Spain	Luxury goods retailer
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Europe		
Burberry Limited	UK	Luxury goods retailer, wholesaler and licensor
Burberry Italy Retail Limited	UK	Luxury goods retailer
The Scotch House Limited*	UK	Luxury goods brand and licensor
Woodrow-Universal Limited	UK	Textile manufacturer
Burberry France SASU	France	Luxury goods retailer and wholesaler
Burberry (Suisse) SA*	Switzerland	Luxury goods retailer
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry (Austria) GmbH	Austria	Luxury goods retailer
Burberry Antwerp N.V.	Belgium	Luxury goods retailer
Burberry Czech Republic s.r.o.	Czech Republic	Luxury goods retailer
Burberry Hungary Kft	Hungary	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Asia Pacific		
Burberry Asia Ltd	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Ltd	Australia	Luxury goods retailer and wholesaler
Burberry Korea Ltd	Republic of Korea	Luxury goods retailer and wholesaler
Burberry (Taiwan) Co Ltd	Taiwan	Luxury goods retailer
Burberry (Malaysia) Sdn Bhd	Malaysia	Luxury goods retailer
Burberry Japan K.K.	Japan	Luxury goods retailer, wholesaler and licensor

* Held directly by Burberry Group plc

All principal subsidiary undertakings are wholly owned as at 31 March 2007 and operate in the country in which they are incorporated with the exception of Burberry Italy Retail Limited, which operates principally in Italy. All the subsidiary undertakings have been consolidated as at 31 March 2007. Non operating intermediate holding and financing companies are excluded from the list above.

FIVE YEAR SUMMARY

	UK GAAP			IFRS		
Turnover by product	2003[1] £m	2004 £m	2005 £m	2005 £m	2006 £m	**2007 £m**
Womenswear	197.9	225.7	242.1	242.1	249.3	**305.5**
Menswear	162.8	190.1	194.5	194.5	206.2	**227.0**
Accessories (including Childrenswear)	169.5	178.4	185.0	185.0	189.2	**211.2**
Other	5.1	14.6	15.5	15.5	17.1	**20.5**
Licensing	58.3	67.0	78.4	78.4	81.1	**86.1**
Total	593.6	675.8	715.5	715.5	742.9	**850.3**

	UK GAAP			IFRS		
Turnover by destination	2003[1] £m	2004 £m	2005 £m	2005 £m	2006 £m	**2007 £m**
Europe (excluding Spain)	159.3	191.0	188.0	188.0	216.3	**257.1**
North America	140.5	162.4	165.9	165.9	180.4	**199.3**
Asia Pacific	147.0	162.6	186.6	186.6	201.4	**223.1**
Spain	143.4	155.8	168.4	168.4	134.1	**151.8**
Other	3.4	4.0	6.6	6.6	10.7	**19.0**
Total	593.6	675.8	715.5	715.5	742.9	**850.3**

	UK GAAP			IFRS		
Turnover by operation	2003[1] £m	2004 £m	2005 £m	2005 £m	2006 £m	**2007 £m**
Retail	228.4	257.4	265.2	265.2	318.5	**410.1**
Wholesale	306.9	351.4	371.9	371.9	343.3	**354.1**
Licensing	58.3	67.0	78.4	78.4	81.1	**86.1**
Total	593.6	675.8	715.5	715.5	742.9	**850.3**

	UK GAAP			IFRS		
Profit by operation	2003[1] £m	2004 £m	2005 £m	2005 £m	2006 £m	**2007 £m**
Wholesale and Retail	64.3	86.6	98.5	94.3	96.2	**111.7**
Licensing	52.4	56.0	67.0	67.0	69.4	**73.4**
EBIT[2] (before Atlas and Treorchy costs)	116.7	142.6	165.5	161.3	165.6	**185.1**
Net interest income/(expense)	(0.9)	2.3	4.9	4.9	2.5	**(0.7)**
Project Atlas costs	–	–	–	–	(11.1)	**(21.6)**
Treorchy closure costs	–	–	–	–	–	**(6.5)**
Exceptional/material items	(22.0)	2.2	0.8	–	–	**–**
Foreign currency loss on loans with GUS group (pre-flotation)	(2.3)	–	–	–	–	**–**
Goodwill amortisation	(6.4)	(6.8)	(6.8)	–	–	**–**
Profit on ordinary activities before taxation	85.1	140.3	164.4	166.2	157.0	**156.3**
Tax on profit on ordinary activities	(32.9)	(47.3)	(54.5)	(54.3)	(50.6)	**(46.1)**
Profit on ordinary activities after taxation/ attributable profit	52.2	93.0	109.9	111.9	106.4	**110.2**
Margin analysis	%	%	%	%	%	**%**
Gross margin as percentage of turnover	56.0	57.9	59.3	59.3	60.0	**61.3**
Wholesale and Retail EBIT[2] as a percentage of turnover	12.0	14.2	15.5	14.8	14.5	**14.6**
Licensing EBIT[2] as a percentage of turnover	89.9	83.6	85.5	85.5	85.6	**85.2**
Total EBIT[2] as a percentage of turnover	19.7	21.1	23.1	22.5	22.3	**21.8**

[1] Year to 31 March 2003 has not been restated to reflect the impact of adopting FRS 17 "Retirement Benefits" as the necessary data is not available.
[2] Earnings before interest, taxation, goodwill amortisation and exceptional/material items.

FIVE YEAR SUMMARY

CONTINUED

						2007 pence per share
Basic earnings per share	[illegible]	18.8	22.2	22.7	[illegible]	25.2
Basic earnings per share before goodwill amortisation and exceptional/Atlas and Treasury costs	[illegible]	[illegible]	[illegible]	n/a	[illegible]	29.7
Diluted earnings per share	[illegible]	[illegible]	[illegible]	22.2	[illegible]	24.7
Diluted earnings per share before goodwill amortisation and exceptional/Atlas and Treasury costs	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	29.1
Dividend per share: UK GAAP on an accruals basis	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	n/a
Dividend per share: IFRS on a paid basis	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8.4
Diluted weighted average number of ordinary shares in issue during the year	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	446.1m
Dividend cover: UK GAAP on an accruals basis	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	n/a
Dividend cover: IFRS on a paid basis	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	3.0

						2007 £m
Fixed assets, investments and other intangible assets	162.4	[illegible]	[illegible]	[illegible]	[illegible]	179.5
Working capital excluding cash and borrowings	73.8	66.6	77.7	79.6	[illegible]	136.1
Other long-term liabilities	[illegible]	[illegible]	9.8	[illegible]	[illegible]	(12.2)
Net operating assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	303.4
Goodwill	122.8	[illegible]	[illegible]	[illegible]	[illegible]	116.9
Deferred consideration for acquisitions	[illegible]	[illegible]	[illegible]	32.7	[illegible]	(10.0)
Cash at bank net of overdraft and borrowings	79.6	[illegible]	[illegible]	169.9	[illegible]	(2.8)
Taxation including deferred taxation	[illegible]	[illegible]	2.9	[illegible]	[illegible]	(10.6)
Dividends payable	[illegible]	14.9	[illegible]	-		–
Net assets	[illegible]	429.4	[illegible]	472.3	[illegible]	396.9

						2007 £m
Operating profit before goodwill amortisation and exceptional items	[illegible]	142.6	[illegible]	[illegible]	[illegible]	185.1
Project Atlas costs					[illegible]	(21.6)
Treasury closure costs						(6.5)
Operating profit after Atlas and Treasury costs	[illegible]	142.6	[illegible]	[illegible]	[illegible]	157.0
Depreciation, impairment and trademark amortisation charges	[illegible]	28.5	24.4	24.4	[illegible]	26.7
Loss/profit on disposal of fixed assets and similar non cash charges	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1.1
Charges in respect of employee share incentive schemes		3.6	[illegible]	9.5	7.4	10.8
Increase/decrease in stocks	5.2	[illegible]	[illegible]	12.9	[illegible]	(33.4)
Increase/decrease in debtors	2.4	[illegible]	[illegible]	7.3	[illegible]	(33.8)
Increase/decrease in creditors	[illegible]	18.2	[illegible]	[illegible]	[illegible]	32.8
Net cash inflow from operations before capital expenditure	[illegible]	[illegible]	[illegible]	175.4	[illegible]	161.2
Purchase of tangible and intangible fixed assets	55.7	28.8	[illegible]	37.2	[illegible]	(34.3)
Sale of tangible fixed assets	0.2		[illegible]	3.1	[illegible]	0.1
Net cash inflow from operations adjusted for capital expenditure	[illegible]	156.8	[illegible]	[illegible]	[illegible]	127.0

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BURBERRY GROUP PLC

We have audited the parent Company financial statements of Burberry Group plc for the year ended 31 March 2007 which comprise the Balance Sheet and the related notes. These parent Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report on Directors' Remuneration and related matters that is described as having been audited.

We have reported separately on the Group financial statements of Burberry Group plc for the year ended 31 March 2007.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Report on Directors' Remuneration and related matters and the parent Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent Company financial statements and the part of the Report on Directors' Remuneration and related matters to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent Company financial statements give a true and fair view and whether the parent Company financial statements and the part of the Report on Directors' Remuneration and related matters to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent Company financial statements. The information given in the Directors' Report includes that specific information presented in the Business and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent Company financial statements. The other information comprises only the Chairman's Letter, Chief Executive's Letter, Financial Highlights, Business and Financial Review, Risks, the Directors' Report, the unaudited part of the Report on Directors' Remuneration and related matters, the Corporate Governance Statement and the Corporate Social Responsibility Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent Company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent Company financial statements and the part of the Report on Directors' Remuneration and related matters to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent Company financial statements and the part of the Report on Directors' Remuneration and related matters to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent Company financial statements and the part of the Report on Directors' Remuneration and related matters to be audited.

Opinion

In our opinion:

- the parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2007.
- the parent Company financial statements and the part of the Report on Directors' Remuneration and related matters to be audited have been properly prepared in accordance with the Companies Act 1985.
- the information given in the Directors' Report is consistent with the parent Company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

23 May 2007

COMPANY BALANCE SHEET

	As at 31 March 2007 £m
ASSETS	
Fixed assets	
Investments in Group companies	1,112.5
	1,112.5
Current assets	
Debtors receivable within one year	82.2
Debtors receivable after one year	682.2
Derivative assets	1.3
Cash and cash equivalents	0.7
	766.4
LIABILITIES	
Current liabilities	
Creditors payable within one year	(90.9)
Derivative liabilities	(0.1)
Net current assets	675.4
Total assets less current liabilities	1,787.9
Creditors payable after one year	(1,175.0)
Net assets	612.9
EQUITY	
Share capital	0.2
Share premium	167.3
Capital reserve	0.9
Profit and loss account	444.5
Total equity	612.9

Approved by the Board on 23 May 2007 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

A Basis of preparation

Burberry Group plc ("the Company") is the parent Company of the Burberry Group. Burberry Group plc is listed on the London Stock Exchange and its principal business is investment.

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies, which comprise Burberry Group, are owned by the Company directly or indirectly.

These financial statements have been prepared on a going concern basis under the historical cost convention with the exception of financial instruments which are included in the financial statements at fair value and in accordance with applicable accounting standards in the UK and the Companies Act 1985.

B Accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. Changes to accounting policies and presentation are set out in note C.

i) Share schemes
Incentive plans
Employees in Burberry Group (including directors) receive certain share incentives, relating to Burberry Group plc shares.

The cost of the share incentives is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black-Scholes option pricing model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant, except for conditions linked to the price of Burberry Group plc shares i.e. market conditions. Vesting conditions which relate to non-market conditions are allowed for in the assumptions about the number of options expected to vest. The estimate of the number of options expected to vest is revised at each Balance Sheet date.

The cost of the share-based incentives are recharged and recognised as an expense over the vesting period of the awards in the entity employing the relevant employees receiving the share awards. A corresponding increase in equity is recognised in Burberry Group plc.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium in Burberry Group plc.

ii) Dividend distribution
Dividend distributions to Burberry Group plc's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders for the final dividend or paid in respect of the interim dividend.

iii) Investments in Group companies
Investments in Group companies are stated at cost, less any provision to reflect impairment in value.

Loans to Group companies are considered to be part of the net investment in the subsidiary and any foreign exchange gain or losses made of these loans is recognised in the profit and loss account.

iv) Impairment of assets
Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

v) Taxation including deferred tax
Deferred taxation is recognised as a liability or asset if transactions have occurred at the Balance Sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

vi) Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

B Accounting policies continued

vii) Financial instruments

[illegible]

viii) Foreign currency transactions

[illegible]

ix) Cash flow statement

[illegible]

x) Related party transactions

[illegible]

C Changes in accounting policies and presentation

[illegible]

[illegible]

D Investments in Group companies

	[illegible]
As at 31 March [illegible]	[illegible]
Additions	[illegible]
As at 31 March 2006	[illegible]
Additions	[illegible]
As at 31 March 2007	[illegible]

[illegible]

[illegible]

E Debtors

	As at 31 March 2007 £m	[illegible]
Debtors receivable within one year		
Corporation tax	7.8	[illegible]
Amounts receivable from Group companies	74.4	[illegible]
Total debtors receivable within one year	82.2	[illegible]
Debtors receivable after one year		
Amounts receivable from Group companies	682.2	[illegible]
Total debtors receivable after one year	682.2	[illegible]
Total debtors	764.4	[illegible]

[illegible]

E Debtors continued

The maturity of debtors due after one year is as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Between one and two years	665.6	0.5
Between two and three years	–	633.9
Between three and four years	–	–
Over five years	16.6	15.9
Total	682.2	650.3

F Cash and cash equivalents

	As at 31 March 2007 £m	As at 31 March 2006 £m
Cash and cash equivalents	0.7	0.8

Cash at bank and in hand earns interest based on the relevant LIBOR equivalents.

G Creditors payable within one year

	As at 31 March 2007 £m	As at 31 March 2006 £m
Unsecured:		
Trading balances payable to Group companies	40.1	47.0
Loan balances payable to Group companies	50.4	47.9
Accruals and deferred income	0.4	0.2
Total	90.9	95.1

H Creditors payable after one year

	As at 31 March 2007 £m	As at 31 March 2006 £m
Unsecured:		
Amounts payable to Group companies	1,175.0	1,046.8

The maturity of long-term liabilities is as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Between one and two years	810.4	257.7
Between two and three years	–	771.6
Between three and four years	–	–
Over five years	364.6	17.5
Total	1,175.0	1,046.8

The long-term liabilities are interest bearing. The interest rate incurred is based on relevant national LIBOR equivalents.

I Equity

[illegible]	2007 £m	[illegible]
1,999,999,998 (2006: 1,999,999,998) [illegible] ordinary shares [illegible]	1,000.0	[illegible]
Total	**1,000.0**	[illegible]

[illegible]	[illegible]	[illegible]
Ordinary shares [illegible]		
As at 1 April 2006	[illegible]	[illegible]
Allotted on exercise of PC Option Scheme awards during the year	3,347,[illegible]	
Cancelled on repurchase of own shares	(12,281,[illegible])	
As at 31 March 2007	437,[illegible]	[illegible]

Reconciliation of movements in Company shareholders' funds

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
As at 1 April 2005	[illegible]	[illegible]		[illegible]	[illegible]
Retained loss for the year				[illegible]	[illegible]
Total recognised expense for the year	[illegible]			[illegible]	[illegible]
Employee share option scheme					
Value of share options granted				7.4	7.4
Exercise of share options		[illegible]			[illegible]
Share buy back costs	[illegible]		[illegible]	[illegible]	[illegible]
Sale of shares by ESOPs				[illegible]	[illegible]
Redemption of preference shares			[illegible]		[illegible]
As at 31 March 2006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Retained loss for the year				[illegible]	[illegible]
Total recognised expense for the year				[illegible]	[illegible]
Employee share option scheme					
– Value of share options granted				[illegible]	[illegible]
– Exercise of share options		[illegible]			[illegible]
Share buy back costs				[illegible]	[illegible]
Sale of shares by ESOPs	–			[illegible]	[illegible]
As at 31 March 2007	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Loss on ordinary activities, but before dividends payable, was £14.[illegible]m (2006: loss £[illegible]m). As permitted by section 23[illegible] of the Companies Act 1985 the Company has not presented its own profit and loss account. The Company audit fee was £0.3m (2006: £[illegible]m). Dividend disclosures are provided in note 9 of the Group accounts.

During the year to 31 March 2007 the Company repurchased and subsequently cancelled 12,281,[illegible] (2006: 45,868,[illegible]) ordinary shares representing 2.7% (2006: 9.7%) of the issued share capital at a total cost of £[illegible] (2006: £[illegible]). The nominal value of the shares was £[illegible] (2006: £22,934) which was transferred to a capital redemption reserve. The profit and loss account was reduced by £62.2m (2006: £191.6m).

The cost of own shares held in the Burberry Group ESOPs has been offset against the profit and loss account, as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 31 March 2007 the amounts offset against this reserve are £9.2m (2006: £[illegible]).

The capital reserve consists of [illegible] distributable reserves and the capital redemption reserve arising on the purchase of own shares.

J Contingent liabilities

Burberry Group plc, together with Burberry Limited, Burberry Spain SA and Burberry Asia Limited make up the Guarantor Group for a £200m five year multicurrency revolving facility agreement which commenced on 30 March 2005. The facility was co-ordinated by HSBC (Co-ordinator and Agent) and the mandated lead arrangers were Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Societe General S.A. All have an equal commitment of £40m, and the interest incurred on this facility accrues at LIBOR plus 0.325% per annum.

A potential liability may arise in the future if one of the Group members defaults on the loan facility. Each guarantor, including Burberry Group plc would be liable to cover the amounts outstanding, including principal and interest elements.

K Related party transactions

GUS plc and other GUS related companies were related parties of Burberry Group plc in the prior year until 13 December 2005 as GUS plc owned the majority shareholding in Burberry Group plc. On 13 December 2005 Burberry Group plc demerged from GUS plc and became the ultimate parent Company of the Group.

Share repurchase programme
As part of the Share repurchase programme 13,063,825 ordinary shares were purchased by the Company from GUS in 2006, representing a total cost, including expenses, of £52.2m. All of the ordinary shares purchased were cancelled.

L Events after the Balance Sheet date

On 21 March 2007, the UK Chancellor announced that the full rate of UK corporation tax would be reduced from 30% to 28% from April 2008. However, this rate reduction has not been substantively enacted at the Balance Sheet date and therefore as required by FRS 19, deferred tax assets and liabilities have been measured at the currently enacted tax rate of 30%. The deferred tax charge that will arise on substantive enactment of the proposed change to the corporation tax rate is not expected to have a material financial effect on the Company's effective tax rate for 2007/08.

M Employee costs

No employees were employed by the Company during the year to 31 March 2007 (2006: nil).

SHAREHOLDER INFORMATION

Registrar

[illegible] shareholdings, changes of name or address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA [illegible] from outside the UK. In addition [illegible] TSB Registrars offer a range of shareholder information [illegible] www.shareview.co.uk. A text[illegible] [illegible] from outside the UK.

Share price information

The latest Burberry Group [illegible] share price [illegible] website at www.burberrygroupplc.com and also on the Financial Times Cityline Service [illegible]

Share dealing

Lloyds TSB Registrars offer a telephone and internet dealing service. [illegible] available on request.

For telephone dealing [illegible] between [illegible] am and 4.30 pm, Monday to Friday, [illegible] www.shareview.co.uk/dealing. Shareholders will need the reference number shown on their share certificate.

Internet

A full range of investor relations information is available at www.burberrygroupplc.com. This includes webcasts of results presentations [illegible]

Amalgamating share accounts

Shareholders who have [illegible] mailings by asking the Registrar to amalgamate their holdings.

Dividends

The interim dividend of [illegible] per share was paid [illegible] February 2007. A final dividend of [illegible] has been proposed and, subject to approval at the Annual General Meeting on 12 July 2007, will be paid [illegible] August [illegible] shareholders on the register at the close of business on [illegible] July 2007.

Dividends can be paid by BACS directly into a UK bank [illegible] with the tax voucher being sent to the shareholder's address. A dividend mandate form is available from Lloyds TSB Registrars or from www.shareview.co.uk.

Electronic Communication

Shareholders have the opportunity to receive all shareholder documents [illegible] www.shareview.co.uk.

ShareGift

[illegible] their shares to charity through ShareGift, a donation scheme operated by The Orr Mackintosh Foundation (registered charity [illegible]). A ShareGift [illegible] TSB Registrars. Further information is available at www.sharegift.org or by telephone on +44 (0)20 [illegible]

Registered office
Burberry Group plc
18–22 Haymarket
London
SW1Y 4DQ
Telephone +44 (0)20 [illegible]
Fax +44 (0)20 [illegible]
www.burberrygroupplc.com

Financial calendar

[illegible]	[illegible]
First quarter trading update	[illegible] July 2007
Annual General Meeting	12 July 2007
Final dividend payment	[illegible] August 2007
First half trading update	[illegible] October 2007
Interim results announcement	November 2007
Third quarter trading update	
[illegible]	January 2008
Interim dividend payment	February 2008
Second half trading update	April 2008
Preliminary results announcement	May 2008

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ
Telephone: +44 (0)20 7968 0000
Fax: +44 (0)20 7980 2950
www.burberrygroupplc.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Burberry Group plc, please send this document, together with the accompanying form of proxy, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

BURBERRY GROUP PLC
ANNUAL GENERAL MEETING 2007



BURBERRY GROUP PLC
LETTER FROM THE CHAIRMAN

Registered in England and Wales
(No.3458224)

Registered Office
18-22 Haymarket
London SW1Y 4DQ

12 June 2007

Only holders of Ordinary Shares of the Company are entitled to attend and vote at the Annual General Meeting. Other persons to whom this booklet is sent should regard it as for information only.

Dear Shareholder

Annual General Meeting: 12 July 2007

This letter accompanies the Annual Report and Accounts of Burberry Group plc ("the Company") for the year ended 31 March 2007. The Notice of the Annual General Meeting of the Company and the resolutions to be proposed at the Annual General Meeting are set out on pages 8 and 9 of this document.

In keeping with the Company's practice, it is intended to call a poll on each of the resolutions set out in the Notice of Annual General Meeting.

Resolutions 1 to 5, which will be proposed as Ordinary Resolutions, deal with the receipt of the accounts and the reports of the directors and auditors of the Company for the year ended 31 March 2007, together with the approval of the Report on Directors' Remuneration, the declaration of a final dividend, the election of Ian Carter and the re-election of John Peace as directors.

Biographical details of the directors, including those seeking election and re-election, are set out on page 51 of the Annual Report and Accounts.

Auditors
Resolution 6 deals with the re-appointment of PricewaterhouseCoopers LLP as auditors and Resolution 7 seeks authorisation for the directors to determine the auditors' remuneration for the year ending 31 March 2008. Both resolutions will be proposed as Ordinary Resolutions.

Political donations and expenditure
Resolution 8, which will be proposed as an Ordinary Resolution, seeks authority from shareholders for the Company to make donations or incur expenditure which would otherwise be prohibited by Part XA of the Companies Act 1985 ("the Act"), (as amended by the Political Parties, Elections and Referendums Act 2000). This resolution seeks authority for the Company to exercise this power up to a maximum amount of £25,000 during the period ending on the date of the Company's Annual General Meeting in 2008. Resolution 9, which will also be proposed as an Ordinary Resolution, seeks a corresponding authority from shareholders for £25,000 for the same period, in relation to expenditure and donations by the Company's wholly owned subsidiary, Burberry Limited.

It is the Company's policy not to make donations to political parties and the Company has no intention of altering this policy. However, the definitions in the Act of "donation", "EU political organisation" and "EU political expenditure" are broadly drafted. Accordingly, the Company wishes to ensure that neither it nor its subsidiary company inadvertently commits any breaches of the Act through the undertaking of routine activities which would not normally be considered to result in the making of political donations. The Act requires a separate resolution of the Company to be passed with respect to each subsidiary company concerned.

Purchase of own shares
Resolution 10, which will be proposed as a Special Resolution, seeks shareholder approval for the Company to make market purchases of up to 43,760,000 Ordinary Shares, being just under 10 per cent. of the issued share capital (excluding treasury shares) as at 30 May 2007. This authority will be kept under review and the Company will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share.

In addition to, and separately from, repurchasing shares for cancellation, the Company may wish to repurchase some shares to be held as treasury shares. Treasury shares are essentially shares which have been repurchased by the Company and which it is allowed to hold pending either reselling them for cash, cancelling them or, if authorised, using them for the purposes of its employee share plans. The directors believe that it is desirable for the Company to have this choice. Holding the repurchased shares as treasury shares would give the Company the ability to resell or transfer them quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, treasury shares. Shares held as treasury shares will not automatically be cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury).

The total number of awards and options to subscribe for Ordinary Shares, which are outstanding as at 30 May 2007, is 1,093,336 representing approximately 0.25 per cent. of the issued share capital (excluding treasury shares) at that date. If the full authority being sought under Resolution 10 was utilised, so reducing the issued share capital by an equivalent amount, the figure of 1,093,336 would represent approximately 0.28 per cent. of the issued share capital. No warrants over Ordinary Shares in the capital of the Company are in existence as at 30 May 2007.

This authority will expire on the earlier of 11 October 2008 and the conclusion of the Company's Annual General Meeting to be held in 2008.

Powers to allot shares and disapply pre-emption rights
Resolution 11, which will be proposed as an Ordinary Resolution, seeks to renew the authority conferred on directors by shareholders at the Annual General Meeting in 2006 to allot unissued share capital. This authority is limited to the allotment of 145,870,000 Ordinary Shares in the Company, having an aggregate nominal value of £72,935 (referred to in the resolution as the "Section 80 Amount") and which is just under one-third of the issued share capital (excluding treasury shares) of the Company as at 30 May 2007.

As at the date of this letter, the Company holds 23,680 of its Ordinary Shares as treasury shares, being just over 0.005 per cent. of the issued share capital (excluding treasury shares) as at 30 May 2007.

Resolution 12, which will be proposed as a Special Resolution, renews the authority conferred on directors by shareholders at the 2006 Annual General Meeting to allot shares for cash in connection with a Rights Issue (as defined in the Company's Articles of Association), without offering those shares pro rata to existing shareholders.

Resolution 13, which will be proposed as a Special Resolution, seeks a similar authority to that contained in Resolution 12 but relates to the allotment of the Company's shares for cash otherwise than in connection with a Rights Issue. This authority would be limited to the allotment of a maximum of 21,880,000 Ordinary Shares having an aggregate nominal value of £10,940 (referred to in the resolution as the "Section 89 Amount"), and which represents approximately 5 per cent. of the issued share capital of the Company as at 30 May 2007.

The directors consider that it is in the best interests of the Company and its shareholders generally that they should have the flexibility conferred by the above authorities to make small issues of shares for cash (on a pre-emptive or, where appropriate, a non pre-emptive basis) as suitable opportunities arise, although they have no present intention of exercising any of these authorities. These authorities will expire on the earlier of 11 October 2008 and the conclusion of the Annual General Meeting to be held in 2008.

Resolution 14, which will be proposed as a Special Resolution, seeks to extend the authority conferred on the directors under Resolutions 12 and 13 so that it also applies to the sale by the Company of any of its shares held in treasury (which, under the technical provisions of the Act, would be treated as an allotment of equity securities for the purposes of the pre-emption regime in the Act). This would allow the directors to sell shares held by the Company in treasury for cash without offering those shares pro rata to existing shareholders (subject to the same limits that apply to the authority sought under Resolutions 12 and 13).

Proposed Exceptional Performance Share Plan
Resolution 15, which will be proposed as an Ordinary Resolution, seeks shareholder approval for a new Exceptional Performance Share Plan (the "Plan"). Further details of the Plan are set out in the letter from David Tyler, Chairman of the Remuneration Committee, which is set out below.

Electronic Communications
Resolution 16, which will be proposed as a Special Resolution, seeks to allow the Company to take advantage of legislation introduced under the Companies Act 2006, which allows companies to make greater use of electronic communications with shareholders (for example the Annual Report and Accounts could be delivered electronically if a shareholder consents). As a consequence, the Company is proposing to amend the Company's Articles of Association to further facilitate the use of electronic communications with shareholders via the Company's website or by email.

Recommendation
The directors consider that each of the proposed resolutions in the Notice of Meeting are in the best interests of the Company and its shareholders as a whole and therefore unanimously recommend that you vote in favour of each of them, as they intend to do in respect of their own beneficial holdings, where appropriate.

Yours faithfully

John Peace
Chairman

Dear Shareholder

Proposed grant of one-off awards under an Exceptional Performance Share Plan

Introduction
Burberry is a leading global luxury goods company operating in Europe, North America and Asia. Our strategy is aimed at maximising shareholder value by growing revenues significantly and delivering strong profit growth. Burberry competes for top talent against other global luxury brands, many of which are based in the US. For the Group to ensure it can recruit, retain and motivate executives with a proven track record and with the capability to grow shareholder value to the maximum, the Board believes it must be able to offer potential rewards comparable with those offered by its international competitors.

Angela Ahrendts joined the Board in January 2006 and was appointed Chief Executive Officer on 1 July 2006. Following her appointment and the development of new plans for Burberry, the Remuneration Committee considered it timely to review Burberry's remuneration arrangements to support planned changes in the business.

The review highlighted the following in particular:

- to be able to compete effectively for talent in a tough global market, Burberry needs to be able to provide exceptional reward for exceptional performance.

- however, current levels of reward for median performance should not be increased.

- the Burberry Co-Investment Plan does not conform to current shareholder guidelines as there is no secondary test on matching shares.

As a result of these findings, the Remuneration Committee proposes to:

- grant one-off awards under a new long-term incentive plan.

- introduce a three year secondary performance test for the Burberry Co-Investment Plan.

- introduce share ownership guidelines for executive directors.

These proposals are particularly important to Burberry's business and the critical need to attract, motivate and retain talent.

Grant of one-off awards under an Exceptional Performance Share Plan
The arrival of our new Chief Executive Officer and the development of new business plans by her and her management team signal the intention for Burberry to focus on further significant growth. In order to incentivise senior management to achieve stretching goals, Burberry proposes the introduction of a one-off long-term incentive plan, delivered in Burberry shares, to help provide exceptional reward for exceptional performance. Participation in the proposed plan will be limited to the most senior executives (between 10 and 20).

The maximum pay-out under this proposed Exceptional Performance Share Plan (the "EPP") requires Burberry to double its profits over the five year period from 2006 to 2011. A one-off grant of 850,000 shares is proposed for the Chief Executive Officer (significantly lower for other executives). We estimate the fair value of the EPP to be about 32% of face value, reflecting the stretching nature of the targets.

The proposed EPP awards would be based 50% on relative Total Shareholder Return ("TSR") performance and 50% on growth in profits over the three and four year performance periods to 2010 and 2011. No awards would vest unless Burberry's TSR exceeds the median of the comparator group or growth in profit before tax and amortisation of goodwill per share ("PBT") exceeds 50% over the four year performance period to 2010 or 75% over the five year performance period to 2011. For the performance period to 2011, maximum vesting would require Burberry's TSR to out-perform the median of our peers by at least 7% p.a. and would require PBT growth of at least 100%.

The proposed TSR peer group is the same as that for awards to be granted in 2007 under the existing Burberry Senior Executive Restricted Share Plan 2004.

A summary of the proposed EPP and the peer group is set out below.

Subject to shareholder approval at the Annual General Meeting, the EPP would commence in July 2007.

Burberry Senior Executive Restricted Share Plan 2004 (the "RSP")
We are not proposing to make any changes to the RSP. For information, the estimated fair value of an award made under the RSP is 38% of face value.

Introduction of share ownership guidelines for executive directors
The Remuneration Committee proposes introducing executive share ownership guidelines of three times base salary for the Chief Executive Officer, one and half times base salary for other executive directors and one times salary for other participants in the EPP. The guidelines would require executives to retain at least 50% of shares from any vested incentive share awards until the individual ownership level is achieved.

Proposed changes to the Burberry Co-Investment Plan (the "Co-Investment Plan")
Following discussions with shareholders during the year, Burberry now proposes to introduce a three year secondary performance test on the Co-Investment Plan matching awards.

The primary performance test, which determines the size of the annual bonus awarded and the matching ratio, will continue to be based on stretching financial performance targets, as determined by the Remuneration Committee at the start of each year.

Under new proposals, the match for the most senior executives would be based on three year Group financial performance, with the maximum 2:1 match being earned for PBT per share growth of 7% p.a. or greater for the first cycle. The performance conditions attaching to Co-Investment Plan matching shares will be as follows for the first cycle:

- No vesting for PBT growth below 5% p.a.

- 25% vesting for PBT growth of 5% p.a.

- 50% vesting if PBT growth is 6% p.a.

- 100% vesting (i.e. 2:1 match) if PBT growth equals or exceeds 7% p.a.

- Straight-line between each of these points

For the purpose of the Co-Investment Plan, PBT is defined as profit before tax and amortisation of goodwill per share and would be measured on a constant exchange rate basis.

If the executive leaves within three years, matching shares would generally be forfeited, as under the current rules of the Co-Investment Plan.

The proposed changes would reduce the estimated fair value of the Co-Investment Plan from 62% to 48% of the maximum bonus opportunity.

Documents available for inspection
The full draft rules of the EPP are available for inspection from today's date at the offices of Norton Rose, 3 More London Riverside, London SE1 2AQ during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) until the Annual General Meeting and also at the Meeting from 9.15am until its conclusion.

Recommendation
The Remuneration Committee are of the opinion that the proposed EPP is in the best interests of Shareholders and recommend that you vote in favour of Resolution 15.

Yours faithfully

David Tyler
Chairman of the Remuneration Committee

APPENDIX

Summary of the main features of the proposed Burberry Exceptional Performance Share Plan

General
The operation of the Burberry Exceptional Performance Share Plan (the "EPP") will be supervised by the Company's Remuneration Committee, the members of which are the Chairman and the non-executive directors. None of the executive directors are members of the Committee.

Eligibility
All employees in the Company (including executive directors) will be eligible to participate in the EPP at the discretion of the Remuneration Committee.

Grant of Awards
Awards may only be granted within six weeks of the EPP's approval by shareholders at the Annual General Meeting, or at any other times considered by the Remuneration Committee to be exceptional.

No payment will be required for the grant of an award. Awards are neither transferable nor pensionable.

Individual limit
The maximum number of award shares that may be held by any participant under the EPP will be 1,000,000 shares.

Limits on the issue of shares
The rules of the EPP permit awards to be granted over new issue shares or shares purchased in the market. The number of new shares that may be issued under the EPP or any other employee share scheme will be restricted to 10% of the issued share capital of the Company over any ten year period. Share awards and options granted before the Company's flotation shall not be taken into account for these purposes.

Vesting of awards
An award of shares under the EPP will normally begin vesting on the third anniversary of its date of grant to the extent that the applicable performance conditions have been satisfied (see below) and provided that the participant is still employed by the Burberry Group. 50% of the award is capable of vesting after three years and the remaining 50% after four years.

In the event of a participant's death, an award will vest immediately but on a time pro-rated basis. For participants who cease employment due to injury, disability, redundancy, agreed retirement or the sale of their employing business or company, awards will be pro-rated for time up to the date of cessation and will vest as described above to the extent that the performance conditions have been satisfied. For all other leavers, including those who resign, awards will lapse except that in exceptional circumstances the Remuneration Committee may determine otherwise.

In the event of a takeover, scheme of arrangement, or winding up of the Company, EPP awards will be pro-rated for the time elapsed in the relevant performance period and the performance conditions will be applied without any variation to reflect the premature termination of the performance periods unless the Remuneration Committee decides that a variation is appropriate.

Participants will not be required to make any payment to acquire vested shares.

Dividends
Participants will be entitled to the value of dividends that would have accrued on their awards that vest, unless at the time an award is granted the Remuneration Committee determines otherwise.

Performance conditions applying to awards
All EPP share awards will be subject to the performance conditions as set out below. The Remuneration Committee intends the EPP to reward exceptional performance and has defined this for the purposes of the EPP as being from upper quartile to upper decile performance. The performance conditions will require the Company's TSR to exceed the median of a comparator group of 20 peers and the cumulative PBT per share to meet or exceed 50% over four years from 2005/06 (and 75% over five years from 2005/06). Full vesting would require TSR to exceed the median of the comparator group by 8% p.a. to 2010 (7% p.a. to 2011) and cumulative PBT per share from 2005/06 to exceed 75% over four years from 2005/06 and 100% over five years from 2005/06.

The performance periods will be measured from 2005/06 for PBT and from 1 April 2007 for the purposes of the relative TSR measured to the end of the financial years 2010 and 2011.

The comparator group comprises the following companies:

Bulgari	Geox	Luxottica Group	PPR
Coach	Hermès International	LVMH Moët Hennessy Louis Vuitton	Saks
Compagnie Financiere Richemont	Hugo Boss	Nike	Swatch
Estée Lauder	Inditex	Nordstrom	Tiffany & Co.
Fossil	Liz Claiborne	Polo Ralph Lauren	Tod's

Due to the relatively small number of companies in the peer group, the Company proposes to use TSR percentage out-performance as the measure of performance rather than a ranking as it provides better shareholder alignment and is more robust (i.e. less sensitive to TSRs of individual comparators and less sensitive to TSR clustering). Maximum TSR out-performance targets for Burberry have been defined as 8% p.a. and 7% p.a. over three and four years respectively; historical analysis shows these performance levels would have constituted upper quartile to upper decile performance. This is in addition to a very strong TSR out-performance in the last twelve months.

50% of an EPP share award will be subject to TSR performance as follows:

Burberry TSR vs. comparator group to 2010	Burberry TSR vs. comparator group to 2011	Percentage of shares that vest
Less than median	Less than median	0%
Median	Median	0%
Between Median and Median plus 8% p.a.	Between Median and Median plus 7% p.a.	Straight line between 0% and 100%
Above median plus 8% p.a.	Above median plus 7% p.a.	100%

TSR performance will be based on the three month average share price to 31 March 2007 to the three month average share price to 31 March 2010 (50% of the TSR-based share award) and 31 March 2011 (remaining 50%) with dividends reinvested. TSR will be measured on a common currency basis.

50% of an EPP share award will be subject to PBT per share growth as follows:

Burberry PBT per share growth to 2010	Burberry PBT per share growth to 2011	Percentage of shares that vest
Less than 50%	Less than 75%	0%
50%	75%	0%
50% to 75%	75% to 100%	Straight line between 0% and 100%
Above 75%	Above 100%	100%

PBT is profit before tax and amortisation of goodwill per share and will be measured on a constant exchange rate basis for the purpose of the EPP. The base year is the year ended 31 March 2006, with PBT defined as PBT pre-Atlas costs.

Rights attaching to shares
Ordinary Shares allotted when an award is exercised will rank equally with all other Ordinary Shares of the Company in issue.

Shareholder rights
Awards of restricted shares shall not confer any shareholder rights, for example, the right to vote the shares or receive any dividend, until the award has vested and the participant has received the shares.

Variation of capital
In the event of any variation of share capital including a capitalisation issue, a discounted rights issue, a sub-division or consolidation of shares, or a reduction in capital, or any other variation of the Company's capital, the Remuneration Committee may make such adjustments as it considers appropriate to adjust the number of shares subject to an award and the individual limit.

Alterations to the Plan
The Remuneration Committee may, at any time, alter or add to the rules of the EPP in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise, the rights attaching to the shares acquired and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Burberry Group plc ("the Company") will be held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Thursday, 12 July 2007 at 9.30 am to transact the following business:

To consider and, if thought fit, pass resolutions 1 to 9, 11 and 15 as Ordinary Resolutions and resolutions 10, 12, 13, 14 and 16 as Special Resolutions:

1. To receive the Company's accounts for the year ended 31 March 2007 and the reports of the directors and auditors thereon.

2. To approve the Report on Directors' Remuneration for the year ended 31 March 2007, set out on pages 65 to 73 of the Company's Annual Report and Accounts.

3. To declare a final dividend of 7.625p per Ordinary Share.

4. To elect Ian Carter as a director of the Company.

5. To re-elect John Peace as a director of the Company.

6. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

7. To authorise the Board to determine the auditors' remuneration.

8. That, pursuant to the Political Parties, Elections and Referendums Act 2000 and in accordance with section 347C of the Companies Act 1985 (the "Act"), the Company be and it is hereby authorised to make "donations" to "EU political organisations" and to incur "EU political expenditure" (within the meaning of Section 347A of the Act as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period beginning on the date of the passing of this resolution and ending at the conclusion of the Company's Annual General Meeting in 2008.

9. That, pursuant to the Political Parties, Elections and Referendums Act 2000 and in accordance with section 347D of the Act, Burberry Limited be and it is hereby authorised to make "donations" to "EU political organisations" and to incur "EU political expenditure" (within the meaning of Section 347A of the Act, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period beginning on the date of the passing of this resolution and ending at the conclusion of the Company's Annual General Meeting in 2008.

10. That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Act to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 43,760,000 being just under 10 per cent. of the Company's issued share capital as at 30 May 2007;

ii) the minimum price (excluding stamp duty and expenses) which may be paid for each such share is 0.05p;

iii) the maximum price (excluding stamp duty and expenses) which may be paid for each such share is the higher of:

a) an amount equal to 105 per cent. of the average of the middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out; and

iv) the authority hereby conferred shall expire on the earlier of 11 October 2008 and the conclusion of the Annual General Meeting of the Company to be held in 2008 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

11. That the authority to allot the Company's relevant securities, conferred on the directors pursuant to Article 10 of the Company's Articles of Association, be renewed and that for such period the "Section 80 Amount" shall be £72,935 being just under one-third of the issued share capital of the Company as at 30 May 2007. Such authority shall be in substitution for all previous authorities pursuant to Section 80 of the Act which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto). This authority hereby conferred shall expire on the earlier of 11 October 2008 and the conclusion of the Annual General Meeting to be held in 2008, save that the Company may, before such expiry, make an offer or enter into any agreement which would or might require relevant securities to be allotted or treasury shares to be sold, after such expiry and the directors may allot relevant securities or sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

12. That, subject to the passing of Resolution 11 above, the power conferred on the directors pursuant to paragraph 10.3(b) of Article 10 of the Company's Articles of Association be renewed for the period referred to in Resolution 11.

13. That, subject to the passing of Resolution 11 above, the power conferred on the directors pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association be renewed for the period referred to in Resolution 11 and for such period the "Section 89 Amount" shall be £10,940 (being approximately 5 per cent. of the issued share capital of the Company as at 30 May 2007). Such authority shall be in substitution for all previous powers pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association which are hereby revoked without prejudice to any allotment or sale of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

14. That, subject to the passing of Resolutions 12 and 13 above, the power conferred on the directors pursuant to paragraphs 10.3(b) and 10.3(c) of Article 10 of the Company's Articles of Association as renewed pursuant to Resolutions 12 and 13 be extended to also cover the allotment of equity securities for cash where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act (subject to the same limitations that apply in respect of paragraphs 10.3(b) and 10.3(c) of Article 10 as so renewed and so that the Section 89 Amount applicable to paragraph 10.3(c) of Article 10 as so renewed applies jointly to this power).

15. That the Burberry Exceptional Performance Share Plan ("the Plan") (the main features of which are summarised in the letter from the Chairman of the Remuneration Committee to shareholders and the rules of which, initialled by the Chairman for the purposes of identification, are produced to the meeting) be and is hereby approved and the directors be and are hereby authorised to do such acts and things as may be necessary or expedient to carry the same into effect, including making such modifications to the Plan as may be necessary to ensure compliance with such statutory, fiscal or securities regulations as may apply to the Plan or any participant.

16. That the Company's Articles of Association be amended as follows:

(A) by deleting Article 136 (Electronic Communication) in its entirety and replacing it with the following:

"136.1 Notwithstanding anything to the contrary in these Articles, and instead of being served on or sent or supplied to members in any of the other ways specified in these Articles, any notice, document or information may be served on or sent or supplied to any member by the Company by sending or supplying it in electronic form to an address notified by the member to the Company for that purpose or by making it available on a website in accordance with the Statutes or by any other means authorised in writing by the member.

136.2 Any notice, document or other information served, sent or supplied by the Company using electronic means shall be deemed to have been received on the day on which it was sent. Any notice, document or other information made available on a website shall be deemed to have been received on the day on which the notice, document or other information was first made available on the website or, if later, when a notice of availability is deemed to have been served, sent or supplied pursuant to this Article or Article 130. Proof that the notice, document or other information sent or supplied by electronic means was given, sent or supplied in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice, document or other information was given, sent or supplied. Any notice, document or other information served, sent or supplied by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served, sent or supplied when the Company has carried out the action it has been authorised to take for that purpose.

136.3 A communication by electronic means shall not be treated as received by the Company if it is rejected by computer virus arrangements.";

(B) by deleting the words "(but only to the extent that the recipient (if not the Company) has requested or agreed to electronic communication" from the definition of "in writing" in Article 2 (Interpretation) and inserting the following at the end of Article 2:
"The expressions "electronic form" and "electronic means" shall have the same meanings given to them in the Companies Act 2006.";

(C) by deleting the last sentence of Article 127 (Copies of accounts for members) ("To the extent permitted by the Statutes and agreed by the member, the documents referred to in this Article may be sent by electronic communication.");

(D) by deleting Article 130.3 (Service of notices);

(E) by renumbering Article 131 (Joint holders) as Article 131.1 and inserting the following new Article 131.2:

"131.2 In the case of joint holders of a share, anything to be agreed or specified in relation to any notice, document or other information to be sent or supplied to them may be agreed or specified by any one of the joint holders and the agreement or specification of the senior shall be accepted to the exclusion of that of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding."

By order of the Board

Michael Mahony
General Counsel and Secretary
12 June 2007

Notes

1. Ian Carter was appointed a director of the Company with effect from 1 April 2007. He is a member of the Audit, Remuneration and Nomination Committees. As Ian Carter was appointed after the Company's Annual General Meeting in 2006, in accordance with Article 86 of the Company's Articles of Association, he will retire, and is seeking election. The Board considers that Ian Carter's significant experience will be valuable and beneficial to the Board. The Board recommends that shareholders vote in favour of Resolution 4.

2. John Peace will retire by rotation at the Annual General Meeting in accordance with Article 82 of the Articles of Association and is seeking re-election. He is Chairman of the Board and a member of the Nomination and Remuneration Committees. John Peace has made a valuable contribution to the Board since his appointment in 2002 and the Board is satisfied that he will continue to make an effective and valuable contribution. The Board recommends that shareholders vote in favour of Resolution 5.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 10 July 2007 or, if the Annual General Meeting is adjourned, in the Register of Members as at 6.00pm two days before the adjourned meeting, shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at the relevant time.

   Changes to entries on the Register of Members after 6.00pm on 10 July 2007 or, if the Annual General Meeting is adjourned, after 6.00pm two days before the adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

4. A member entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a member of the Company. The return of a proxy will not preclude members entitled to attend and vote at the Annual General Meeting (or at any adjournment thereof) from doing so in person if they wish to do so.

5. To be valid, an appointment of proxy must be returned using one of the following methods:

   (i) by sending the enclosed Form of Proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZQ; or

   (ii) by registering the appointment of a proxy for the meeting electronically by logging on to www.sharevote.co.uk and following the online instructions,

   (iii) in the case of CREST members, by using a CREST electronic proxy appointment,

   and, in all cases, the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by Lloyds TSB Registrars (the "Registrars") not later than 48 hours before the time appointed for holding the Annual General Meeting or the adjourned Annual General Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual General Meeting or adjourned Annual General Meeting) the time of the taking of the poll at which the proxy is to be used.

6. Shareholders may register the appointment of a proxy or voting instructions for the meeting electronically. To do this shareholders should visit www.sharevote.co.uk, full details of the procedure are given on the website. Shareholders will need their 24-digit number which is made up of the Reference Number, Card ID and Account Number printed on their proxy forms. The proxy appointment and/or voting instructions must be received by Lloyds TSB Registrars not later than 9.30am on Tuesday 10 July 2007. Any electronic communication sent to the Company or Lloyds TSB Registrars that is found to contain a computer virus will not be accepted. The use of the internet service in connection with the Annual General Meeting is governed by Lloyds TSB Registrars' conditions of use set out on the website, www.sharevote.co.uk, and may be read by logging on to that site.

7. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment of the Annual General Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST proxy instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Registrars (ID 7RA01) at least 48 hours before the time appointed for holding the Annual General Meeting or the adjourned Annual General Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual General Meeting or adjourned Annual General Meeting) the time of the taking of the poll at which the proxy is to be used. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his or her CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8. It is proposed that the final dividend on the Ordinary Shares will be paid on 2 August 2007 to those persons on the Register of Members at the close of business on 6 July 2007.

9. Copies of the directors' service agreements and letters of appointment are available for inspection during normal business hours at the Company's registered office on any business day and will also be available for inspection at the place of the Meeting for 15 minutes before, and until the conclusion of, the Meeting.

10. The proposed amendments to the Articles of Association reflects those provisions of the Companies 2006 Act (the '2006 Act') relating to electronic communications which were brought into force on 20 January 2007. A more general revision of the Articles of Association will be undertaken in due course in respect of those provisions of the 2006 Act which are yet to be implemented. This will allow the Company to consider the transitional arrangements made by HM Government and the development of market practice.

11. As at 30 May 2007 (being the latest practicable date prior to the publication of this circular) the Company's issued capital consisted of 437,639,382 Ordinary Shares, carrying one vote each, and the Company held 23,680 Ordinary Shares in treasury. Therefore the total number of voting rights in the Company as at 437,615,702 was 30 May 2007.

ATTENDANCE CARD

BURBERRY

If you wish to attend the Annual General Meeting ("AGM"), please complete this attendance card and return it to the address overleaf (no stamp required).

I will be attending the AGM to be held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Thursday 12 July 2007 at 9.30am. ☐ (please tick)

Date: ☐ Signature: ☐

ADMISSION CARD

BURBERRY

Please complete this admission card where indicated and hand it in at the registration desk.

Please note that the Annual General Meeting ("AGM") is a private meeting for shareholders and duly authorised proxies/representatives.

The AGM is to be held at the British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN on Thursday 12 July 2007 at 9.30am. A map showing the location is printed overleaf.

Doors will open for registration at 9.00am and the AGM will commence at 9.30am.

Date: ☐ Signature: ☐

BUSINESS REPLY SERVICE
Licence No. SEA 10846

1

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6ZL



REGENT STREET
SACKVILLE ST
Piccadilly
Circus
OLD BOND ST
HAYMARKET
REGENT STREET
BAFTA
195
PICCADILLY
DUKE ST
ST. JAMES'S ST
PICCADILLY
Green
Park

The British Academy of Film and Television Arts, 195 Piccadilly, London W1J 9LN

BURBERRY GROUP PLC
ANNUAL GENERAL MEETING 2007
FORM OF PROXY

BURBERRY

Reference Number	Card ID	Account Number

I/We, being (a) member(s) of the above named Company, hereby appoint the Chairman of the Meeting*; or

[   ]

as my/our proxy to attend and, on a poll, to vote for me/us at the Annual General Meeting of the Company to be held on Thursday 12 July 2007 at 9.30am and at any adjournment thereof. I/We direct my/our proxy to vote (or abstain from voting) as he or she thinks fit on any of the resolutions submitted to the Meeting where no specific direction is given and on any other business which may properly come before the Meeting.

*If it is desired to appoint any other person, delete "the Chairman of the Meeting" and insert the name of your proxy.

	Resolutions	For	Against	Vote withheld
1	To receive the Company's accounts for the year ended 31 March 2007 and the reports of the directors and auditors thereon.	☐	☐	☐
2	To approve Report on directors' Remuneration for the year ended 31 March 2007.	☐	☐	☐
3	To declare a final dividend.	☐	☐	☐
4	To elect Ian Carter as a director of the Company.	☐	☐	☐
5	To re-elect John Peace as a director of the Company.	☐	☐	☐
6	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.	☐	☐	☐
7	To authorise the Board to determine the auditors' remuneration.	☐	☐	☐
8	To authorise political donations and expenditure by the Company.	☐	☐	☐
9	To authorise political donations and expenditure by Burberry Limited.	☐	☐	☐
10	To authorise the Company to purchase its own Ordinary Shares (Special Resolution).	☐	☐	☐
11	To renew the directors' authority to allot shares.	☐	☐	☐
12	To renew the directors' Section 89 Authority in connection with a Rights Issue (Special Resolution).	☐	☐	☐
13	To renew the directors' Section 89 Authority otherwise than in connection with a Rights Issue (Special Resolution).	☐	☐	☐
14	To extend the directors' Section 89 Authority to cover the sale of the Company's shares held by it as treasury shares for cash free of pre-emption rights (Special Resolution).	☐	☐	☐
15	To approve the Burberry Exceptional Performance Share Plan.	☐	☐	☐
16	To amend the Company's Articles of Association (Special Resolution).	☐	☐	☐

Date: [   ] Signature: [   ]

Notes

1. Please indicate with a ☒ in the appropriate places how you wish your votes to be cast. If you give no indication the proxy will exercise his/her discretion as to how s/he votes and as to whether or not s/he abstains from voting, as s/he will upon any other issue arising at the Meeting.
2. In the case of joint holders any one of them may sign this proxy, but the votes of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Register of Members.
3. In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or a duly authorised officer.
4. To be effective, this proxy must be signed and dated and this proxy and any other power of attorney or other authority under which it is executed (or a duly certified copy of any such power of attorney), must be received by the Company's Registrars not less than 48 hours before the time of the Meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned meeting) for the taking of the poll at which it is to be used. For those shareholders who prefer not to use the return card on the reverse, please send in an envelope to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZQ
5. You may, if you wish, register the appointment of a proxy or voting instructions for the meeting electronically by logging on to www.sharevote.co.uk. You will need to use a 24-digit number made up of your Reference Number, Card ID and Account Number printed on your proxy form. Full details of the procedure are given on the website. The proxy appointment and/or voting instructions must be received by Lloyds TSB Registrars not later than 9.30am on Tuesday 10 July 2007. Please note that any electronic communication sent to the Company or the Registrars that is found to contain a computer virus will not be accepted. The use of the internet service in connection with the AGM is governed by Lloyds TSB Registrars' conditions of use set out on the website, www.sharevote.co.uk, and may be read by logging on to that site.
6. A member is entitled to appoint a proxy of his/her own choice. The appointment of a proxy will not prevent a member from subsequently attending and voting at the Meeting in person.

2556-007-3

BUSINESS REPLY SERVICE
Licence No. SEA 10849

1

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6ZQ


Companies House



288c

Change of Particulars for Director or Secretary

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 04/04/2006

Name: Rose Marie BRAVO
Date of Birth: 13/01/1951
Nationality: Us Citizen
Occupation: Director

Address: P O Box 699
East Moriches
New York
United States
NY 11940

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	68,000	79,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	22/02/2007	23/02/2007	26/02/2007
Maximum prices paid § for each share	6.702087	6.653584	6.648673
Minimum prices paid § for each share	6.702087	6.653584	6.648673

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,650,372.43
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 8255.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 19.3.07

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section
Post room

...e this form is delivered to Companies House it must be "stamped" by HM Revenue & ...stoms Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. ...M Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2


Companies House

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:

From: 01/02/2007

To (optional): 01/02/2007

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 6250

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	6250

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

/


Companies House
for the record

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:

From: 26/04/2007

To (optional): 26/04/2007

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 5000

Share holdings:

Share Holder	**Type**	**Shares Held**
Cazenove Nominees Limited (Participant ID 142CN)	Single	5000

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

/


Companies House
for the record



288b

Terminating appointment as director or secretary

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of termination of appointment: 31/03/2007

Name: Guy PEYRELONGUE
Date of Birth: 01/02/1937
Nationality: French
Occupation: Company Director

Address: Apartment 8A 1115 5TH Avenue
New York
North Yorkshire
Usa
YO31 0XL


Companies House
for the record



288a

Appointment of director or secretary

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of appointment: 01/04/2007
Appointment as: DIRECTOR

Name:	Mr Ian Russell Carter	**Address:**	Lenox House
Date of Birth:	21/09/1961		South Road
Nationality:	British		St. Georges Hill
Occupation:	Chief Executive Officer		WEYBRIDGE
			Surrey
			United Kingdom
			KT13 0NB


H

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

X4XA8Q17

Received for filing in Electronic Format on the: **01/06/2007**

Company Number **03458224**

Company Name in full: **BURBERRY GROUP PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated	From	To
	29/05/2007	29/05/2007

Class of shares **ORDINARY**

Currency **GBP**

Number allotted **5000**

Nominal value of each share **.05**

Amount paid or due on each share (including any share premium) **6.67**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **CAZENOVE NOMINEES LIMITED (PARTICIPANT ID 142CN)**

Address: **20 MOORGATE**
LONDON
UNITED KINGDOM EC2R 6DA

Class of shares allotted **ORDINARY**

Number allotted **5000**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **01/06/2007** *Authenticated:* **Yes (E/W)**

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RECEIVED
2007 JUL 10 A 8:00

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:24 02-Apr-07
Number	2534U

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

3. Full name of person(s) subject to the notification obligation (iii):

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

28/03/2007

6. Date on which issuer notified:

29/03/2007

7. Threshold(s) that is/are crossed or reached:

Gone above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi) **Number of shares**	**Resulting situation after the triggering transaction** (vi) **Number of voting Rights** (viii)

GB0031743007	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indi
GB0031743007	N/A	N/A	22,134,537	N/A	5.0

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,134,537	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BlackRock Investment Management (UK) Limited – 22,134,537 (5.02%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BlackRock, Inc

Contact address (registered office for legal entities):

33 King William Street, London, EC4R 9AS

Phone number:

020 7743 2098

Other useful information (at least legal representative for legal persons):

Thomas Hone

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Investment Advisor

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Second Half Trading Update
Released	07:01 17-Apr-07
Number	9638U

RNS Number:9638U
Burberry Group PLC
17 April 2007

Burberry Group plc

Second Half 2006/07 Trading Update

17 April 2007. Burberry Group plc reports on trading for the six months ended 31 March 2007.

Second Half Financial Highlights

- Total revenue increased 20% on an underlying(1) basis, 19% reported(2)
- Retail sales increased 24% underlying, driven by new and existing stores
    - in the fourth quarter, retail sales increased 24% underlying
- Wholesale revenue increased 17% underlying
- Licensing revenue increased 15% underlying
- 2007/08 outlook
    - 13% approximate average retail space expansion
    - Mid-teens first half underlying wholesale revenue growth
    - Broadly flat underlying licensing revenue relative to 2006/07

Revenue by geographical origin (statutory accounts format)

	Second Half	
£ million	2006/07	2005/06(2)
Europe(excluding Spain)	144	111
Spain	87	68
North America	113	98
Asia Pacific	115	107
Total	458	384

Revenue by channel of distribution

Second Half

£ million	Reported 2006/07	Reported 2005/06(2)	% change Reported	% change Underlying(1)	Reported 2006/07	Reported 2005/
Retail	241	192	25	24	410	
Wholesale	172	151	14	17	354	
Licence	45	41	9	15	86	
Total	458	384	19	20	850	

(1) Second half underlying figures exclude the financial effect of the portion of Burberry's business in Spain affected by the retail conversion, in both reporting periods. In addition, full year underlying figures also include the first half adjustment for the Taiwan acquisition. For both periods, underlying figures are calculated at the same exchange rates used in the 2005/06 reported results. Burberry initiated actions related to the retail conversion in Spain during the third quarter of 2005/06.

(2) As reported in the 2005/06 Preliminary Results presentation and statement, following change in foreign currency translation methodology.

Commenting on the trading results, Angela Ahrendts, Chief Executive Officer, stated, "Burberry achieved outstanding 20% underlying revenue growth in the second half. The significant investment initiated during this financial year to enhance the luxury component of the brand, advance retail expansion and evolve our operating model is driving accelerated growth across all three channels: retail, wholesale and licensing. This performance is consistent with our expectations for the full financial year."

Total revenue

Total revenue in the second half ended 31 March 2007 increased 20% on an underlying basis (i.e. adjusted for (i) the portion of Burberry's business in Spain affected by the retail conversion and (ii) exchange rate differences). The Spain retail conversion shifts sales from Burberry's wholesale channel to its retail channel. In determining underlying performance, the financial effect of the affected business is excluded from both reporting periods. Total reported revenue increased 19%. Adverse exchange rate movements reduced the reported gain by approximately five percentage points.

Second Half Retail and Wholesale Revenue by Geographical Market (Destination)

Region	Reported 2006/07	Reported 2005/06(2)	% change Reported	% change Underlying
Europe (excluding Spain)	120	99	21	21
Spain	77	60	28	5
North America	115	100	15	25
Asia Pacific	92	78	18	24
Other	10	6	74	74

Total	413	343	20	21

Retail

Retail sales accounted for approximately 53% of total revenue in the second half.

Second half retail sales increased 24% underlying, 25% reported. Comparable store sales increased 12%. Underlying average retail selling space increased approximately 14% in the half with the opening of six stores, a net eight concessions and one outlet. The Spain retail conversion contributed approximately eight percentage points of the reported gain. Currency movements reduced the reported gain by approximately six percentage points.

Retail sales in the fourth quarter increased 24% underlying, 25% reported. Comparable store sales increased 11% (against a 6% comparison) and underlying average selling space increased 13% in the quarter. The Spain retail conversion contributed approximately eight percentage points of the reported gain. Currency movements reduced the reported gain by approximately seven percentage points. During the quarter, Burberry opened four stores, including Manchester (UK), Prague (Czech Republic) and Seville (Spain), and a net three concessions.

In the fourth quarter, all regions achieved double-digit gains. In the US, performance was balanced between existing and new store contributions. Gains at existing stores and concessions led excellent results in Continental European markets. In their second spring season, womenswear concessions in Spain demonstrated notable progress. The UK market, continuing to benefit from the Group's increased investment during the year, produced strong gains. Momentum in Asia Pacific continued, led by Hong Kong and other Southeast Asian markets.

Enthusiastic consumer response to spring merchandise following reduced end of season sale activity in January was a consistent factor underpinning performance in the fourth quarter. Outstanding outerwear sales, driven by updated styles and balanced assortments, led gains. Luxury handbags and runway apparel continued to experience excellent demand. Investment in design and development during the year has been a key factor enabling this product progress. Operationally, these initiatives were supported by a more frequent flow of new merchandise to stores relative to the comparative period and continued execution of a basic replenishment programme.

Wholesale

Wholesale sales accounted for approximately 37% of total revenue in the second half.

The wholesale momentum of the first half gathered pace with the spring season. Wholesale sales increased 17% underlying in the second half with double-digit increases in most regions. Currency movements reduced the reported gain by approximately three percentage points. The US achieved excellent gains largely through increased penetration of core accounts. Sustained demand across the majority of markets, particularly Italy, Germany and Greece, drove strong performance in Europe. Spain was broadly flat in the half as ongoing channel dynamics continued to weigh on results. Stimulated by demand in the travel retail sector, wholesale sales in Asia achieved strong gains. Initial sales of global products in the Japanese market also contributed to growth. Emerging markets continued to show strength. Throughout the period, wholesale sales were boosted by initial success of the basic replenishment programme introduced in the third quarter and incremental orders associated with the new market calendar.

In conjunction with local franchise partners, the Group opened two stores in the half.

Licensing

Licensing revenue in the half increased 15% on an underlying basis, 9% reported. Reported revenue was affected by adverse exchange rate movements relative to the previous period. In Japan, strong volume gains among apparel and other ongoing licences offset the effect of licence terminations, producing a good underlying gain for the period. Excellent growth in product licence revenue was led by fragrances, which benefited from introduction of the new Burberry Summer fragrance, as well as the ongoing effect of the 2006 Burberry London fragrance launches. The first collection under Burberry's new global eyewear agreement launched during the period. Supported by an extensive marketing campaign on a plan to distribution in 15,000 doors worldwide, eyewear contributed significantly to product licence revenue in the half. Watches continued to demonstrate good progress in the period.

Operational efficiency

The Group completed the closure of a Welsh manufacturing facility in March 2007, following a proposal made in September 2006. In the 2006/07 financial year, this will result in a cash cost of approximately £4.8 million to cover an enhanced redundancy package and outplacement and training services for affected employees, and a non-cash expense of approximately £1.7million associated with asset write-offs. Expense savings associated with the elimination of manufacturing losses are expected to be approximately £1.5 million annually.

Project Atlas continues on track. During the second half, key system deployments were implemented as scheduled, with minor changes to originally planned phasing in accordance with the pace of change in Burberry's business. Atlas expenses are expected to total approximately £21 million for the 2006/07 financial year. Associated expense benefits are anticipated at approximately £6 million.

2007/08 outlook

Burberry's current outlook for the 2007/08 financial year includes the following features:

- Retail. An approximate 13% increase in average retail selling space. The majority of space expansion will be concentrated in the US and European markets.
- Wholesale. Based upon orders received to date, first half wholesale sales are expected to achieve a mid-teens percentage underlying gain relative to the comparative period.
- Licensing. Broadly flat underlying licensing revenue relative to 2006/07
    - Licences in Japan are expected to produce a moderate underlying revenue gain for the year primarily as a result of continued apparel growth.

- Growth in selected license product categories is expected to be offset by decreases at others, reflecting product cycle stages and channel transitions.

- On a reported basis, yen-related exchange rate movements will reduce licensing revenue by approximately £7 million.

- Project Atlas. In keeping with alterations to system implementation phasing required by changes in the business, Atlas expenses are budgeted at approximately £15 million for the financial year. In line with previous statements, the Group anticipates aggregate expense benefits associated with Project Atlas of approximately £20 million in the period.
- Capital expenditures. Capital expenditures are budgeted at approximately £60 million.

Burberry will release its preliminary results for the year ended 31 March 2007 on 24 May 2007.

Enquiries:

Burberry 020 7968 0577

Stacey Cartwright CFO
Matt McEvoy Strategy and IR

Brunswick 020 7404 5959

David Yelland
Laura Cummings
Robert Gardener

The financial information contained in this Trading Update has not been audited.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END



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2007 JUL 10 A 8:00




Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	11:14 23-Apr-07
Number	3274V

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance (Pensions Management) Limited (PMC)

Legal and General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

18/04/2007

6. Date on which issuer notified:

20/04/2007

7. Threshold(s) that is/are crossed or reached:

From 6%-7% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
ORD GBP 0.05	30,546,275	30,546,275

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
ORD GBP 0.05	31,131,808	31,131,808		7.11	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
31,131,808	7.11

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (35,390,914 = 8.08% - Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (35,390,914 = 8.08% - Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (35,390,914 = 8.08% - Total Position)

Legal & General Group Plc (Direct) (L&G) (31,131,808 = 7.11% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (13,530,564 – 3.09% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (13,530,564 – 3.09% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (17,601,244 – 4.02% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (17,601,244 – 4.02% = LGAS & LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 437,749,452

14. Contact name:

Helen Lewis

15. Contact telephone number:
020 7528 6742

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Burberry Group plc

Contact address (registered office for legal entities):

18 – 22 Haymarket, London, SW1Y 4DQ

Phone number:

020 7968 5682

Other useful information (at least legal representative for legal persons):

Kathryn Dickinson, Deputy Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Investment Advisor

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Declaration
Released	14:54 25-Apr-07
Number	5176V

Burberry Group plc – Director's Declaration

In accordance with Listing Rule 9.6.14, Burberry Group plc (the "Company") announces that Mr Philip Bowman, Senior Independent Director, has informed the Company that, on 23 April 2007, he ceased to be Chief Executive of Scottish Power plc following the acquisition of that company by Iberdrola SA.

There have been no other changes to the information set out in Listing Rule 9.6.13R (2) to 9.6.13R (

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	16:48 30-Apr-07
Number	8120V

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 30 April 2007 its capital consists of 437,628,132 ordinary shares with voting rights. Burberry Group plc holds 23,680 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 437,604,452.

The above figure (437,604,452) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Declaration
Released	17:10 01-May-07
Number	9130V

Burberry Group plc – Director's Declaration

In accordance with Listing Rule 9.6.14, Burberry Group plc (the "Company") announces that Mr John Peace, Chairman of the Board, has informed the Company of his appointment as a non-executive director of Standard Chartered PLC with effect from 1 August 2007.

There have been no other changes to the information set out in Listing Rule 9.6.13R (2) to 9.6.13R (

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:30 15-May-07
Number	6586W

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

10/05/2007

6. Date on which issuer notified:

14/05/2007

7. Threshold(s) that is/are crossed or reached:

Gone above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the	Resulting situation after the

possible using the ISIN CODE	Triggering transaction (vi) Number of shares	triggering transaction (vi) Number of voting Rights (viii)
GB0031743007	21,329,497	21,329,497

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indi
GB0031743007	N/A	N/A	22,055,375	N/A	5.0

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,055,375	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BlackRock Investment Management (UK) Limited – 22,055,375 (5.04%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Burberry Group plc

Contact address (registered office for legal entities):

18-22 Haymarket, London, SW1Y 4DQ

Phone number:

020 7968 5682

Other useful information (at least legal representative for legal persons):

Kathryn Dickinson, Deputy Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	14:05 23-May-07
Number	1127X

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

21/05/2007

6. Date on which issuer notified:

22/05/2007

7. Threshold(s) that is/are crossed or reached:

Gone below 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the	Resulting situation after the

possible using the ISIN CODE	Triggering transaction (vi) Number of shares	triggering transaction (vi) Number of voting Rights (viii)
GB0031743007	22,055,375	22,055,375

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
GB0031743007	N/A	N/A	21,433,448	N/A	4.8

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,433,448	4.89%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BlackRock Investment Management (UK) Limited – 21,433,448 (4.89%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Burberry Group plc

Contact address (registered office for legal entities):

18-22 Haymarket, London, SW1Y 4DQ

Phone number:

020 7968 5682

Other useful information (at least legal representative for legal persons):

Kathryn Dickinson, Deputy Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Preliminary Results - Part 1
Released	07:01 24-May-07
Number	1468X

RNS Number:1468X
Burberry Group PLC
24 May 2007

Burberry Group plc
2006/07 Preliminary Results

24 May 2007. Burberry Group plc reports preliminary results for its financial year to 31 March 2007.

Summary of Results

	Year to 31 March		
	2007 £m	2006 £m	Change %
Turnover	850.3	742.9	14
Adjusted EBIT(1)	185.1	165.6	12
Operating profit	157.0	154.5	2
Attributable profit for the year	110.2	106.4	4
Free cash flow	84.8	61.8	37
Adjusted diluted EPS(1)	29.1p	24.1p	21
Dividend per Ordinary Share	10.5p	8.0p	31
Diluted EPS	24.7p	22.3p	11
Diluted weighted average number of Ordinary Shares	446.1m	477.6m	(7)

Financial Highlights

- Total revenue increased 15% on an underlying(2) basis to £850.3 million
  - Retail revenue increased 24% underlying, on a 12% comparable store gain
  - Wholesale revenue increased 8% underlying
  - Licensing revenue increased 10% underlying

- Adjusted EBIT increased 12% to £185.1 million
  - a 17% increase at constant exchange rates

- Adjusted retail/wholesale EBIT margin of 14.6% vs 14.5% in prior period
  - total adjusted EBIT margin of 21.8% vs 22.3% in prior period
  - movement reflects reduced licensing share of revenue

- Adjusted diluted EPS increased 21% to 29.1p

- Sharp acceleration in revenue, adjusted EBIT and EPS growth relative to prior year

- Continued strong free cash flow with £85 million generated in the year

- Final dividend of 7.625p per Ordinary Share proposed
  - 10.5p for full year, a 31% increase

- Bought 12.3 million shares at cost of £62 million during the year as part of ongoing repurchase programme

---

(1) "Adjusted" refers to profitability measures calculated before Atlas and plant closure costs:

- Atlas costs of £21.6 million (2006: £11.1 million) relate to the Group's infrastructure redesign initiative announced in May 2005.
- Plant closure costs of £6.5 million relate to the closure of the Treorchy manufacturing facility in March 2007.

(2) Underlying figures exclude the financial effect of the Taiwan acquisition and the portion of Burberry's business in Spain affected by the retail conversion, in both reporting periods. In addition, underlying figures are calculated at the same exchange rates used in the 2005/06 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan acquisition") and initiated actions related to the retail conversion in Spain during the third quarter of 2005/06.

Strategic and Operating Highlights

- Enhanced consistency of brand presentation
  - Centralised design and creative direction in London
  - Synchronised marketing programme

- Progressed primary product strategies
  - Outstanding outerwear performance driven by product innovation
  - Strong consumer response to luxury handbag initiatives
  - Launched new eyewear collection

- Advanced retail programme
  - Opened 12 stores, one replacement store, a net 13 concessions and three outlets
  - Accelerated pace of expansion to 13% average underlying selling space growth (from 8% in 2005/06)
  - Retail now largest distribution channel with 48% share of revenue

- Revitalised wholesale channel
  - strong growth across North America, Europe, Asia and emerging markets

- Achieved near-term operational objectives
  - Project Atlas successfully completed initial SAP implementations, and on schedule for major deployments in 2007/08
  - Initiated development of integrated global supply chain

- Celebrated Burberry's 150th anniversary

Commenting on the results Angela Ahrendts, Chief Executive, stated, "With a 21% increase in adjusted EPS on a 15% underlying revenue gain, our 150th anniversary was an outstanding year for Burberry. On the strategic front, we advanced the luxury component of the brand, accelerated retail expansion and continued to evolve the operating model. We face the current year with confidence, given the strength of our brand, effectiveness of our strategies and talent of our teams around the world."

Management will discuss these results during a presentation to analysts and institutions at 1:00pm today at Merrill Lynch Financial Centre, The Auditorium, 2 King Edward Street, London EC1A 1HQ (telephone +44 (0) 20 7968 0577). The presentation will also be broadcast live on the Internet at www.burberryplc.com and can be accessed by telephone at +44 (0) 20 7081 7194 (UK and International) and +1 866 432 7186 (US). Replay: +44 (0) 20 8196 1998 (UK and international) and +1 866 583 1035 (US), access number 299766#.

Enquiries

Burberry		020 7968 0577
Stacey Cartwright	CFO	
Matt McEvoy	Strategy and IR	

Brunswick	020 7404 5959
David Yelland	
Laura Cummings	
Robert Gardener	

Business and Financial Review

Business Review

Burberry's 150th year was marked by outstanding performance: a balance of strong financial results, important strategic advances and significant investment for the future. The Group generated total revenue of £850.3 million, representing 15% underlying(1) growth and a sharp acceleration from 3% in the previous financial year. Growth in operating profit before Project Atlas and plant closure costs ("Adjusted EBIT")(2) accelerated to 12%, for a total of £185.1 million. Adjusted diluted EPS(2) increased 21% to 29.1p. During the year, the Group completed a major strategic review of the business, more precisely identifying its opportunities and refining its strategy, as represented by these five strategic themes:

- Leverage the franchise
- Intensify non-apparel development
- Accelerate retail-led growth
- Invest in under-penetrated markets
- Pursue operational excellence

In line with these themes, Burberry initiated incremental investment across the business to drive future performance. This investment was primarily directed toward enhancing the luxury component of the brand, advancing retail expansion, evolving to a more retail-oriented operating model and improving operational capabilities. These themes of strategic evolution and investment are reflected in the review of Burberry's 2006/07 results set forth below.

Regions. All regions demonstrated progress in the year, with growth accelerating in the second half.

Retail and Wholesale Revenue by Geographical Market (Destination)

	Reported		% change		Revenue
(£ million)	2006/07	2005/06	Reported	Underlying((1))	2006/07

Europe (excluding Spain)	229.8	191.5	20%	20%	27%
North America	196.5	177.9	11%	18%	23%
Asia Pacific	167.5	144.6	16%	18%	20%
Spain	151.8	134.1	13%	2%	18%
Rest of World	18.6	13.7	36%	36%	2%
Total	764.2	661.8	16%	16%	90%
Licensing	86.1	81.1	6%	10%	10%
Total	850.3	742.9	14%	15%	100%

---

(1) Underlying figures exclude the financial effect of the Taiwan acquisition and the portion of Burberry's business in Spain affected by the retail conversion, in both reporting periods. In addition, underlying figures are calculated at the same exchange rates used in the 2005/06 year's reported results for the period. Burberry completed the acquisition of the operations and assets of its distributors in Taiwan in August 2005 (the "Taiwan acquisition") and initiated actions related to the retail conversion in Spain during the third quarter of 2005/06.

(2) "Adjusted" refers to profitability measures calculated before Atlas and plant closure costs:

- Atlas costs of £21.6 million (2006: £11.1 million) relate to the Group's infrastructure redesign initiative announced in May 2005.
- Plant closure costs of £6.5 million relate to the closure of the Treorchy manufacturing facility in March 2007.

- Europe (excluding Spain). Sales performance was generally strong for the year. Excellent retail gains combined with wholesale strength to produce 20% underlying growth in the region. Sustained demand across a majority of markets, particularly Italy, Germany and Greece, drove strong wholesale performance. Retail sales were robust across the region with leading comparable store sales increases for the Group. These gains were complemented by contributions from new space additions. Retail strength also drove double digit gains in the UK market. During the year, Burberry opened stores in Manchester (UK), Prague (Czech Republic) and Vienna (Austria) and five concessions and an outlet in the region.

- North America. Strong performance across both the retail and wholesale channels produced 18% underlying revenue growth. Ongoing efforts with key accounts and the attractive spring/summer collection drove second half wholesale gains, and a strong performance for the year. In retail, sales growth was balanced between gains at existing stores and contributions from new space. In line with the strategy to accelerate expansion in underpenetrated markets, the Group opened five stores and two outlets in North America during the year. New stores included Atlantic City (New Jersey), Bergen County (New Jersey), Kansas City (Missouri), North Los Angeles (California) and Northbrook (Illinois).

- Asia Pacific. Double digit gains in both the retail and wholesale channels drove an 18% increase in Asia Pacific revenue for the year. Wholesale gains were led by demand from travel retail customers and initial sales of global products into the Japanese market. Retail performance was generally strong throughout the region with overall growth balanced between existing and new space. Stores in Hong Kong and other Southeast Asia markets achieved particularly strong gains. The Taiwan acquisition added to the reported increase. During the period, the Group opened a store in Sydney

(Australia) and three concessions in Korea and Japan.

- Spain. Spain achieved a 2% underlying revenue gain for the year. The underlying decline in wholesale revenue, primarily driven by reduced orders in the speciality store channel, partially offset underlying retail strength. Led by new space additions, retail performance was complemented by excellent gains at existing stores and concessions. Completing their first full year of operation, the womenswear concessions demonstrated notable progress. As part of the objective to enhance brand positioning in this market, Burberry opened stores in Madrid and Seville. The Group also opened five concessions during the period. In addition, 24 childrenswear shop-in-shops were converted to the concession format late in the year.

- Rest of World. RoW revenues largely represent sales to emerging markets, including the Middle East, Eastern Europe, Russia and South America. Wholesale sales to these areas increased 36% underlying in the year, largely on increased sales to existing customers. These customers sell Burberry products primarily through franchised stores. The stores achieved excellent performance during the year. In conjunction with these franchise partners, the Group opened stores in Istanbul (Turkey), Kiev (Ukraine) and Mexico City (Mexico).

- Japan Licensing. Japan licences accounted for approximately 64% of Burberry's licensing revenue for the financial year. Led by apparel, ongoing licences produced a good gain in the period. This was partially offset by the effect of licence terminations, as part of Burberry's ongoing initiative to adjust the product mix in this market. The net result was a modest underlying increase in Japan licensing revenue.

Channels. Revenue performance across Burberry's three channels of distribution was generally strong for the year, with each channel responding to the Group's renewed strategic emphases.

Revenue by Channel of Distribution

	Reported		% change		Revenue M
£ million	2006/07	2005/06	Reported	Underlying(1)	2006/07
Retail	410.1	318.5	29%	24%	48%
Wholesale	354.1	343.3	3%	8%	42%
Licensing	86.1	81.1	6%	10%	10%
Total	850.3	742.9	14%	15%	100%

- Retail. Retail sales increased 24% underlying, 29% reported. Comparable store sales increased 12%, with all regions achieving double digit gains. Benefiting from new luxury products, an effective marketing campaign, enhanced product flow and basic replenishment, Burberry experienced increases in store traffic and average selling prices. Underlying average retail selling space increased approximately 13%. The Taiwan acquisition and Spain retail conversion contributed ten percentage points to the reported gain. Currency movements reduced the reported gain by five percentage points. The Group opened 12 stores, one replacement store, a net 13 concessions and three outlets, reflecting a substantial increase in new space activity relative to the previous year.

As a result, retail represented 48% of total revenue for the year and is now Burberry's largest distribution channel - an important strategic milestone in keeping with the Group's emphasis on retail-led growth. This channel shift hasfundamental implications for the Group's margin structure, leading to increases in both gross margin and expense ratio.

- Wholesale. Gaining momentum throughout the year, wholesale sales increased 8% underlying, 3% reported. With the exception of Spain, all regions achieved double digit underlying increases. Sales gains, primarily in the second half, were boosted by initial success of the basic replenishment programme and incremental orders associated with the new market calendar. On a reported basis, this increase was reduced by three percentage points due to the Spain retail conversion and Taiwan acquisition, and a further two percentage points by currency movements.

- Licensing. Strong growth in product licence revenue (approximately 36% of licensing revenue) coupled with the modest underlying increase in Japan licensing revenue produced a 10% underlying increase in total licensing revenue for the year. Among product licences, fragrances led gains, benefiting from the major launches of Burberry London for women and men in 2006 and introduction of the new Burberry Summer scent in spring 2007. Watches also performed well in the period, driven by both core and fashion styles. The first collection under Burberry's new global eyewear agreement launched during the second half. Supported by an extensive marketing campaign and a plan for distribution in 15,000 doors worldwide, eyewear contributed to product licence revenue growth. Currency movements reduced total underlying licensing revenue growth by four percentage points, resulting in a 6% reported gain.

Products. Burberry's evolution from its historical wholesale origins to a more dynamic, retail-oriented operating culture had important implications for product design and merchandising during the year. Considering in-store environments, the Group seeks to enhance the aesthetic cohesion across product categories generally, and maximise the visual impact of each individual capsule presentation specifically. Toward this goal, Burberry centralised its design process in London, largely eliminating regional design centres, and physically integrated the category-specific design teams, to create a single, integrated design function. As part of enhancing the clarity of in-store presentations, product teams reduced significantly the number of styles developed within each collection. The product design cycle was revamped to increase the number of collections created, allowing new merchandise to be offered in stores monthly. These design and merchandising initiatives have been enabled by increased investment in product development and design and merchandising talent.

Revenue by Product Category

	Reported		% change		Revenue Mix %	
£ million	2006/07	2005/06	Reported	Underlying(2)	2006/07	200
Womenswear	305.5	249.3	23%	19%	36%	
Menswear	227.0	206.2	10%	13%	27%	
Accessories	211.2	189.2	12%	15%	25%	
Other	20.5	17.1	20%	21%	2%	
Licensing	86.1	81.1	6%	10%	10%	
Total	850.3	742.9	14%	15%	100%	

- Runway. Burberry's runway collection enjoyed outstanding results in the year. The spring and autumn collections continued to be among the most critically acclaimed and followed in Milan. Commercially, in keeping with Burberry's strategy to enhance the luxury and high-fashion elements of its business, sales of runway apparel collections approximately doubled for these two seasons. The addition of a women's Spring/Summer 2007 pre-collection in order to enhance new product flow contributed to this success. This pre-collection strategy continues with future seasons. Integration of design teams has stimulated incorporation of runway design innovation across all collections.

- Womenswear. Led by key strategic categories, womenswear produced an excellent performance. Outstanding outerwear sales, benefiting from product innovation, seasonless styles and balanced assortments, were a consistent feature throughout the year. Within outerwear, rainwear was a particular highlight. Strength in women's runway apparel also contributed to the category's growth. During the year, the Group made good progress in its objective to increase the sartorial/tailored segment of the product mix, while evolving its core casual offering.

- Menswear. Key womenswear trends were mirrored in menswear. Reflecting similar product development emphases, outerwear was a key driver of menswear revenue. Runway apparel performed well throughout the year. Strength in selected casual apparel categories also contributed to menswear's growth. As part of the Group's efforts to integrate further its operations, the International and Spain menswear divisions jointly developed a global outerwear offering.

- Accessories. The Group intensified non-apparel development. Driven by product design and development efforts to enhance innovation and elevate assortments, luxury handbag sales gained momentum throughout the year - accounting for an increasing percentage of the accessory mix. Successfully broadening distribution of these products within Burberry's store network also demonstrated their relevance to a wider consumer base. An exclusive range of handbags designed in celebration of Burberry's 150th anniversary - the Burberry Icons Collection - was a highlight of the year. In the Group's core scarf category, new designs were an important factor underpinning strong performance. Good progress in the small leathergoods, belt and shoe categories was also achieved in the year.

- Marketing. New product initiatives and the increasing retail orientation of the business are inducing a realignment of marketing strategies. In keeping with efforts to enhance the brand's consistency across consumer touch points, all Burberry visual imagery is now derived from a single source - whether print advertisement, catalogue or in-store display. The seasonal image campaign is also segmented to emphasise the primary sectors and groups within the product line. The programme's various elements are synchronised to appear with the flow of related products to stores. The Group is also reallocating marketing investment with a greater emphasis on direct, digital and event strategies.

Operations. Enhancing operating efficiency and effectiveness is a primary objective for the Group.

- Project Atlas. Project Atlas, the cornerstone of Burberry's efforts to improve operational efficiency, completed its second year. During the period, key systems deployments were implemented as scheduled, with minor alterations to originally planned phasing to better accommodate changes in Burberry's business. Completed SAP deployments include UK-based financial and non-stock procurement, production planning, manufacturing and procurement. During the second half the Group also initiated a tactical software solution providing improved visibility of retail sales and inventory. The approximately £6 million of benefits associated with Project Atlas during the year were derived from reduced procurement and sourcing costs and replenishment-related gains. Expenses incurred in 2006/07 totalled £21.6 million. During the next six months, Atlas enters its most intensive stage with major SAP deployments in the Group's core product development operations and key geographical units.

- Supply chain. Important supply chain initiatives during the year included:
  - Burberry appointed its first head of global supply chain, developed a strategy for implementing a single, integrated structure across the business and began the process of building the required organisation.
  - To improve sourcing efficiency, the Group took initial steps to rationalise its supplier base and move toward a more vertical sourcing structure.
  - The Group completed the closure of a manufacturing facility in March 2007. This resulted in a £6.5 million charge in the 2006/07 financial year to cover redundancy payments and outplacement and training services for affected employees, a community contribution and asset write-offs. Expense savings associated with elimination of manufacturing losses are expected to be approximately £1.5 million annually.

- Global headquarters. In December 2006, Burberry entered into a lease for a new global headquarters. Located in central London (Westminster), the site will allow the Group to consolidate its operations, including design, showrooms, merchandising, marketing, supply chain, finance and executive and administrative functions, within a single facility. These functions are currently divided among five locations in London. The relocation is expected to take place in late 2008.

Financial summary

- Revenue increased 15% on an underlying basis (14% reported) to £850.3 million for the year.

- Gross margin improved from 60.0% to 61.3% as a result of the increase in the retail channel's share of revenue, reduced markdowns, favourable product mix and sourcing gains. This increase was partially offset by increased product development costs and fulfilment expenses during this period of accelerated growth, as well as the licensing channel's reduced share of revenue.

- The channel shift in favour of retail was also an important contributor to the increase in the adjusted expense ratio (before Atlas and plant closure costs) from 37.8% to 39.5%. Additional factors underlying this increase include expenses associated with accelerated retail expansion and investment in people relating to product and supply chain initiatives. This increase was partially offset by initial Atlas expense benefits.

- The Group maintained its adjusted retail/wholesale EBIT margin at 14.6% in 2006/07 relative to 14.5% in 2005/06. Total adjusted EBIT margin was 21.8% relative to 22.3% in the previous period. This decrease was driven by licensing's reduced share of revenue.

- Adjusted EBIT increased to £185.1 million, a 12% gain. Excluding the effect of currency movements (an approximate £8.4 million translation-related reduction), adjusted EBIT increased 17%.

- Burberry's effective tax rate declined from 32.2% to 29.5%. This decline resulted from an approximate 1% ongoing decrease driven by the changing regional mix of the Group's business, coupled with an approximate 1.5% one-time reduction relating to the settlement of certain transfer pricing arrangements.

- Adjusted diluted EPS increased 21% to 29.1p.

- Including Atlas and plant closure costs, operating profit was £157.0 million with diluted EPS of 24.7p.

- Full year capital expenditure totalled £38.8 million.

- The Group generated £84.8 million of free cash in the year.

- The directors have proposed a 39% increase in the final dividend to 7.625p which would result in a full year dividend of 10.5p, a 31% increase.

- In the year, the Group repurchased 12.3 million shares (2.7% of shares outstanding at 31 March 2006) at a total expenditure of £62.2 million.

2007/08 Outlook

Burberry's current outlook for the 2007/08 financial year includes the following features:

- Retail. Burberry plans an approximate 13% increase in average retail selling space. The majority of space expansion will be concentrated in the US and European markets.

- Wholesale. Based upon orders received to date, first half wholesale sales are expected to achieve a mid-teens percentage underlying gain relative to the comparative period.

- Licensing. The Group anticipates broadly flat underlying licensing revenue relative to 2006/07.
  - Licences in Japan are expected to produce a moderate underlying revenue gain for the year primarily as a result of continued apparel growth.
  - Growth in selected product licence categories is expected to be offset by decreases at others, reflecting product cycles and channel transitions
  - On a reported basis, yen-related exchange rate movements will reduce licensing revenue in excess of £6 million.

- Project Atlas. In keeping with alterations to systems implementation phasing required by changes in the business, Atlas expenses are budgeted at approximately £15 million for the financial year. In line with previous statements, Burberry expects P&L benefits associated with Project Atlas of approximately £20 million in the period.

- Tax rate. The Group anticipates an effective tax rate of approximately 31%.

- Capital expenditures. Capital expenditures are budgeted at approximately £60 million. The majority of investment is directed to retail operations, including planned renovation of approximately 20 high visibility stores.

Financial Review

Group results

Year to 31 March	2007 £m	2007 Percentage of turnover	2006 £m	2006 Percentage of turnover
Turnover				
Retail	410.1	48.2%	318.5	42.9%
Wholesale	354.1	41.7%	343.3	46.2%
Licensing	86.1	10.1%	81.1	10.9%
Total turnover	850.3	100.0%	742.9	100.0%
Cost of sales	(329.0)	(38.7%)	(296.8)	(40.0%
Gross profit	521.3	61.3%	446.1	60.0%
Adjusted operating expenses	(336.2)	(39.5%)	(280.5)	(37.8%
Adjusted EBIT	185.1	21.8%	165.6	22.3%
Atlas costs	(21.6)	(2.5%)	(11.1)	(1.5%
Plant closure costs	(6.5)	(0.8%)	-	-
Operating profit	157.0	18.4%	154.5	20.8%
Net finance(expense)/income	(0.7)	-	2.5	0.3%
Profit before taxation	156.3	18.4%	157.0	21.1%
Taxation	(46.1)	(5.4%)	(50.6)	(6.8%
Attributable profit for the year	110.2	13.0%	106.4	14.3%
Adjusted diluted EPS	29.1p	-	24.1p	-
Diluted EPS	24.7p	-	22.3p	-
Diluted weighted average number of Ordinary Shares (millions)	446.1	-	477.6	-

Burberry Group turnover is composed of revenue from three channels of distribution: retail, wholesale and licensing operations. Retail revenue is generated primarily from the sale of women's and men's apparel and accessories through the Group's directly operated store network. Wholesale revenue arises from the sale of these products to wholesale customers worldwide, principally leading and prestige department and speciality retailers and franchisees. Licence revenue consists of royalties receivable from Japanese and product licensees. At 31 March 2007, the Group operated 292 retail locations (2005/06: 260) consisting of 77 Burberry stores (2005/06: 66), 182 concessions (2005/06: 164) and 33 outlet stores (2005/06: 30).

Turnover

Total turnover advanced to £850.3 million from £742.9 million in the prior period, representing an increase of 14%, or 15% on an underlying basis. In determining "underlying" performance, results are adjusted to exclude the financial effects of the Taiwan acquisition, the portion of Burberry's business in Spain affected by the retail conversion and the impact of currency exchange rate differences between periods. The Taiwan acquisition and Spain retail conversion shift sales from Burberry's wholesale channel to its retail channel. The financial effects of the relevant businesses are excluded from both reporting periods.

Operating profit

Gross profit as a percentage of turnover was 61.3% in 2006/07 relative to 60.0% in the prior year. The increase was driven by the increase in the retail channel's share of revenue, reduced markdowns, favourable product mix and sourcing gains. This gain was partially offset by increased product development and fulfilment expenses during this period of accelerated growth, as well as the licensing channel's reduced share of revenue.

Adjusted net operating expenses (before Atlas and plant closure costs) as a percentage of turnover increased to 39.5% from 37.8% in the previous period. This increase in the adjusted expense ratio reflected the change in Burberry's cost structure with the revenue shift to the retail channel. Additional factors driving the rise include expenses associated with accelerated retail expansion and investment in people relating to product and supply chain initiatives. This increase was partially offset by initial Atlas expense benefits.

As a result of the elements above, adjusted EBIT increased 12% to £185.1 million, or 21.8% of turnover relative to 22.3% in the previous year. Excluding the impact of exchange rate movements adjusted EBIT rose 17%. Exchange rate differences relative to the previous period reduced reported operating profit by £8.4 million.

Expenses associated with Project Atlas totalled £21.6 million (2006: £11.1 million) and the plant closure resulted in a £6.5 million charge. Reported operating profit was £157.0 million for the year.

Net finance income

Net interest expense was £0.7 million in the year to March 2007, compared to net interest income of £2.5 million in the prior period, reflecting the change in the Group's capitalisation. In the prior year period, the Group maintained a cash balance in advance of completing in March 2006 its £250 million share repurchase plan. Burberry continued to repurchase shares during the year.

Profit before taxation

Burberry reported adjusted profit before taxation of £184.4 million in the year to March 2007 compared to £168.1 million in the prior period. Including Atlas and plant closure costs, profit before taxation was £156.3 million in the current period.

Attributable profit

Burberry recorded a 29.5% effective tax rate (2005/06: 32.2%) on profit, resulting in a £46.1 million tax charge, and reported attributable profit of £110.2 million for the year to March 2007 compared to £106.4 million reported in the prior period. The decline in Burberry's effective tax rate resulted from an approximate 1% ongoing decrease driven by the changing regional mix of the Group's business, coupled with an approximate 1.5% one-time reduction relating to the settlement of certain transfer pricing arrangements.

Adjusted diluted earnings per share increased 21% to 29.1p compared to 24.1p in the prior period. Including Atlas and plant closure costs, the Group reported diluted earnings per share of 24.7p. In the year to March 2007, the diluted weighted average number of ordinary shares in issue was 446.1 million (2005/06: 477.6 million).

Cash flow and net funds

Historically, Burberry's principal uses of funds have been to support capital expenditures and working capital growth in connection with the expansion of its business, acquisitions, share repurchases and dividends. Principal sources of funds have been cash flow from operations and borrowings under its credit facilities. Burberry expects to finance the expansion of its business, capital expenditures, including strategic infrastructure investments, share repurchases and shareholder dividends with cash generated from operating activities and the use of credit facilities.

The table below sets out the principal components of cash flow for the year to 31 March 2007 and 31 March 2006 and net funds at period end:

Year to 31 March	2007 £m	2006 £m
Adjusted EBIT	185.1	165.6
Atlas & plant closure costs	(28.1)	(11.1)
Operating profit	157.0	154.5
Depreciation and related charges	26.7	24.9
Loss/(Profit) on disposal of fixed assets	1.1	(1.6)
Charges in respect of employee share incentive schemes	10.8	7.4
Increase in stocks	(33.4)	(17.8)
(Increase)/Decrease in debtors	(33.8)	2.2
Increase/(Decrease) in creditors	32.8	(21.2)
Net cash inflow from operating activities	161.2	148.4
Net interest (paid)/received	(1.6)	1.6
Taxation paid	(45.8)	(43.6)
Capital expenditures and acquisition related payments	(35.7)	(50.7)
Sale of shares by ESOPs	6.1	2.4
Issue of ordinary share capital	0.6	3.7

Free cash flow	84.8	61.8
Share repurchases	(62.2)	(191.6)
Equity dividends paid	(36.5)	(32.8)
Movement in net funds resulting from cash flows	(13.9)	(162.6)
Exchange rate (loss)/gain	(1.4)	5.2
Movement in net funds	(15.3)	(157.4)
Net funds at end of period	(2.8)	12.5

Net cash inflow from operating activities was £160.2 million compared to £148.4 million in the prior period. Stock levels increased £33.4 million as a result of growth in the business, the expanded retail network and the replenishment programme. The £33.8 million increase in debtors and £32.8 million increase in creditors are in line with growth of the business.

Capital expenditures and acquisition related payments included net purchases of fixed assets of £34.3 million relating primarily to continued investment in the Group's retail operations and infrastructure.

In line with its risk management policy, Burberry has continued to hedge principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales.

In connection with share incentive awards, the Group sold £6.1 million (2005/06: £2.4 million) of equity from its Employee Share Ownership Trust and received £0.6 million (2005/06: £3.7 million) from the issue of new shares following the exercise of share options.

In the year to March 2007 the Group repurchased 12.3 million shares at a total expenditure of £62.2 million.

The Group paid an interim dividend of 2.875p per share (2005: 2.5p) on 1 February 2007. A final dividend of 7.625p per share is proposed, payable August 2007. As proposed, the total dividend for 2006/07 would increase 31% to 10.5p per share (£45.6 million aggregate amount).

At 31 March 2007, 437.8 million ordinary shares were outstanding (446.7 million at 31 March 2006).

Group Income Statement

	Note	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Turnover	3	850.3	742.9
Cost of sales		(329.0)	(296.8)

Gross profit		521.3	446.1
Net operating expenses	4	(364.3)	(291.6)
Operating profit		157.0	154.5
Financing			
Interest receivable and similar income	6	5.5	4.3
Interest payable and similar charges	6	(6.2)	(1.8)
Net finance (charge)/ income	6	(0.7)	2.5
Profit before taxation	5	156.3	157.0
Taxation	7	(46.1)	(50.6)
Attributable profit for the year		110.2	106.4

The profit for the year is attributable to the equity holders of the Company and relates to continuing operations.

Pence per share			
Earnings per share			
- basic	8	25.2p	22.9p
- diluted	8	24.7p	22.3p

Non-GAAP measures		£m	£m
Operating profit		157.0	154.5
Project Atlas costs	4	21.6	11.1
Treorchy closure costs	4	6.5	-
Adjusted operating profit		185.1	165.6
Pence per share			
Adjusted earnings per share			
- basic	8	29.7p	24.7p
- diluted	8	29.1p	24.1p
Dividends per share			
- interim	9	2.875p	2.5p
- proposed final			
(not recognised as a liability at 31 March)	9	7.625p	5.5p

Group Statement of Recognised Income and Expense

	Note	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Attributable profit for the year		110.2	106.4
Cash flow hedges - gains/(losses) deferred in equity	22	9.1	(3.8)
Foreign currency translation differences	22	(28.9)	15.6
Net actuarial (losses)/gains on defined benefit pension scheme	22	(0.5)	0.7
Tax on items taken directly to equity	22	(1.5)	1.5

Net income recognised directly in equity		(21.8)	14.0
Cash flow hedges - transferred to the income statement	22	(5.9)	(0.7)
Tax on items transferred from equity	22	1.8	0.2
Net income recognised directly in equity net of transfers		(25.9)	13.5
Recognised income for the year		84.3	119.9
Total impact on adoption of IAS 32 and IAS 39		-	1.9
Total recognised income for the year		84.3	121.8

All the recognised income and expense for the year is attributable to the equity holders of the Company.

Group Balance Sheet

	Note	As at 31 March 2007 £m	As at 31 March 2006 £m
ASSETS			
Non-current assets			
Intangible assets	10	133.6	135.4
Property, plant and equipment	11	162.7	167.0
Deferred taxation assets	12	24.6	16.6
Trade and other receivables	13	5.1	4.2
		326.0	323.2
Current assets			
Stock	14	149.8	124.2
Trade and other receivables	13	137.2	108.0
Derivative financial assets	15	5.3	2.8
Income tax recoverable		-	0.2
Cash and cash equivalents	16	131.4	113.7
		423.7	348.9
Total assets		749.7	672.1
LIABILITIES			
Non-current liabilities			
Long term liabilities	17	(10.4)	(14.6)
Deferred taxation liabilities	12	(10.2)	(10.5)
Retirement benefit obligations	18	(1.8)	(1.8)
Provisions for liabilities and charges	19	-	(2.8)
		(22.4)	(29.7)

Current liabilities			
Bank overdrafts and borrowings	20	(134.2)	(101.2)
Derivative financial liabilities	15	(0.5)	(2.1)
Trade and other payables	21	(170.7)	(126.9)
Income tax liabilities		(25.0)	(25.6)
		(330.4)	(255.8)
Total liabilities		(352.8)	(285.5)
Net assets		396.9	386.6
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Ordinary share capital	22	0.2	0.2
Share premium account	22	167.3	151.8
Capital reserve	22	26.0	25.8
Hedging reserve	22	1.8	(0.2)
Foreign currency translation reserve	22	(6.2)	21.2
Retained earnings	22	207.8	187.8
Total equity		396.9	386.6

Approved by the Board on 23 May 2007 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

Group Cash Flow Statement

	Note	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Cash flows from operating activities			
Operating profit		157.0	154.5
Depreciation		25.9	22.5
Amortisation		1.8	2.0
Impairment (releases)/charges		(1.0)	0.4
Loss/(profit) on disposal of property, plant and equipment		1.1	(1.6)
Charges in respect of employee share incentive schemes		10.8	7.4
Increase in stocks		(33.4)	(17.8)
(Increase)/decrease in debtors		(33.8)	2.2
Increase/(decrease) in creditors		32.8	(21.2)

	Note		
Cash generated from operations		161.2	148.4
Interest received		4.6	3.0
Interest paid		(6.2)	(1.4)
Taxation paid		(45.8)	(43.6)
Net cash inflow from operating activities		113.8	106.4
Cash flows from investing activities			
Purchase of tangible and intangible fixed assets		(34.3)	(30.7)
Proceeds from sale of property, plant and equipment		0.1	3.6
Payment of deferred consideration		(1.4)	(19.2)
Acquisition of subsidiary	26	(0.1)	(4.4)
Net cash outflow from investing activities		(35.7)	(50.7)
Cash flows from financing activities			
Dividend paid in the year	22	(36.5)	(32.8)
Issue of ordinary share capital		0.6	3.7
Purchase of shares through share buy back	22	(62.2)	(191.6)
Sale of own shares by ESOPs	22	6.1	2.4
Draw down on loan facility	20	10.0	50.0
Net cash outflow from financing activities		(82.0)	(168.3)
Net decrease in cash and cash equivalents		(3.9)	(112.6)
Effect of exchange rate changes on opening balances		(1.4)	5.2
Cash and cash equivalents at beginning of period		62.5	169.9
Cash and cash equivalents at end of period		57.2	62.5

Analysis of cash and cash equivalents

	Note	As at 31 March 2007 £m	As at 31 March 2006 £m
Cash at bank and in hand	16	72.0	70.2
Short term deposits	16	59.4	43.5
Cash and cash equivalents as per the balance sheet		131.4	113.7
Bank overdrafts	20	(74.2)	(51.2)
Cash and cash equivalents per the cash flow statement		57.2	62.5
Bank borrowings	20	(60.0)	(50.0)
Net (debt)/cash		(2.8)	12.5

NOTES TO THE FINANCIAL STATEMENTS

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly.

The consolidated financial statements of the Burberry Group have been prepared in accordance with EU endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and parts of the Companies Act 1985 applicable to companies reporting under IFRS. These consolidated financial statements have been prepared under the historical cost convention, except as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

IFRS 7 Financial Instruments: Disclosures	Effective for annual periods beginning on or after 1 January 2007
IFRS 8 Operating Segments	Effective for annual periods beginning on or after 1 January 2009
IFRIC 8 Scope of IFRS 2	Effective for annual periods beginning on or after 1 May 2006
IFRIC 9 Reassessment of Embedded Derivatives	Effective for annual periods beginning on or after 1 June 2006
IFRIC 10 Interim Financial Reporting and Impairment	Effective for annual periods beginning on or after 1 November 2006
IFRIC 11 IFRS 2: Group and Treasury Share Transactions	Effective for annual periods beginning on or after 1 March 2007
IFRIC 12 Service Concession Arrangements	Effective for annual periods beginning on or after 1 January 2008

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material financial impact on the financial statements of the Group.

The parent Company has not adopted IFRS as its statutory reporting basis. Audited financial statements for the parent Company have been prepared in accordance with UK GAAP.

Basis of consolidation

The Group's annual financial statements comprise those of the parent Company and its subsidiaries, presented as a single economic entity. The results of the subsidiaries are prepared for the same reporting year as the parent Company, using consistent accounting policies.

The effects of intra-group transactions are eliminated in preparing the Group financial statements.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the portion of the reporting period during which Burberry Group plc had control.

Critical judgements in applying accounting policies

No critical judgements, apart from those involving estimations (see below) have been made by management in the process of applying the entity's accounting policies which would have a significant effect on the amounts recognised in the financial statements.

Key sources of estimation uncertainty

Preparation of the consolidated financial statements in conformity with IFRS requires that management make certain estimates and assumptions that affect the reported revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from actual circumstances, the original estimate and assumptions will be modified as appropriate in the period in which the circumstances change.

1. Basis of preparation (continued)

Key sources of estimation uncertainty (continued)

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Such estimates include, but are not limited to goodwill and asset impairment, stock provisioning, income and deferred tax. These are discussed below.

Impairment of goodwill

The Group is required to test whether goodwill has suffered any impairment. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. The use of this method requires the estimation of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in order to calculate the present value.

Impairment of assets

Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount of an asset or a cash generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

Stock provisioning

The Group manufactures and sells luxury goods and is subject to changing consumer demands and fashion trends. As a result, it is necessary to consider the recoverability of the cost of stocks and the associated provisioning required. Stock provisioning is based on the age and condition of stock, as well as anticipated saleability.

Income and deferred taxes

The Group is subject to income taxes in numerous jurisdictions. Judgment is required in determining the provision for income taxes in each territory. There are many transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts which were initially recorded, such differences will impact the income tax and deferred tax provisions and assets in the period in which such determination is made.

2 Accounting policies

The consolidated financial information of Burberry Group plc and all its subsidiaries have been prepared in accordance with IFRS.

The principal accounting policies of the Group are:

a) Turnover

Turnover, which is stated excluding Value Added Tax and other sales related taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, as this reflects the transfer of risks and rewards of ownership, with provisions made for expected returns and allowances. Retail sales, returns and allowances are reflected at the dates of transactions with customers. Provisions for returns on retail and wholesale sales are calculated based on historical return levels. Royalties receivable from licensees are accrued as earned on the basis of the terms of the relevant royalty agreement, which is typically on the basis of production volumes.

2 Accounting policies (continued)

b) Share schemes

Share incentive plans

The cost of the share incentives received by employees (including directors) is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black-Scholes option pricing model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant, except for conditions linked to the price of Burberry Group plc shares i.e. market conditions. Vesting conditions which relate to non-market conditions are allowed for in the assumptions used for the number of options expected to vest. The estimate of the number of options expected to vest is revised at each balance sheet date.

The cost of the share based incentives is recognised as an expense over the vesting period of the awards, with a corresponding increase in equity.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium.

c) Operating leases

Burberry Group is a lessee of property. Gross rental expenditure in respect of operating leases is recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

Lease premiums and incentives

Amounts paid to acquire the rights to a lease ("Lease premiums") are written off in equal annual instalments over the life of the lease contract. Lease incentives, typically rent free periods and capital contributions, are recognised over the full term of the lease.

d) Dividend distribution

Dividend distributions to Burberry Group plc's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders.

e) Pension costs

Defined benefit schemes

Prior to the demerger of the Group from GUS plc on 13 December 2005, it was agreed that existing employees of the Burberry Group who were participating in the GUS defined benefit pension scheme would continue to do so until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. When eventual withdrawal of members of the Burberry Group from the GUS pension scheme takes place on or before 31 December 2007, Burberry must pay any liabilities due under section 75 or 75A of the Pensions Act 1995. GUS has indemnified Burberry on an after tax basis against any amounts which are in excess of £1.25m.

Eligible employees of Burberry Group also participate in defined benefit schemes in the USA, France and Taiwan.

Where arrangements are funded, assets are held in independently administrated trusts. The cost of providing defined benefit schemes to participating Burberry employees is charged to the Income Statement over the anticipated period of employment.

The asset or liability recognised in the Balance Sheet, in respect of defined benefit schemes, represents Burberry's share of the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses and past service costs.

2 Accounting policies (continued)

e) Pension costs (continued)

Net actuarial gains and losses are recognised directly to equity through the Group Statement of Recognised Income and Expense ("SORIE").

Defined contribution schemes

Burberry Group eligible employees also participate in defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the Income Statement and comprises the amount of contributions payable to the schemes in respect of the year.

f) Intangible fixed assets

Goodwill

Goodwill is the excess of purchase consideration over the fair value of identifiable net assets acquired. Goodwill on acquisition is recorded as an intangible fixed asset. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Goodwill is assigned an indefinite useful economic life. Impairment reviews are performed annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and trading licences

The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically ten years. The useful economic life of trademarks and other intellectual property is determined on a case-by-case basis, in accordance with the terms of the underlying agreement.

Computer software

The cost of acquiring computer software (including licences and separately identifiable external development ccsts) is capitalised as an intangible asset at purchase price, plus any directly attributable cost of preparing that asset for its intended use. Software costs are amortised by equal annual instalments over their estimated useful economic lives, which are up to five years.

g) Property, plant and equipment

Property, plant and equipment is stated at cost or deemed cost, based on historical revalued amounts, less accumulated depreciation and provision to reflect any impairment in value.

Depreciation

Depreciation of property, plant and equipment is calculated to write off the cost or deemed cost, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds - less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 - 8 years
Retail fixtures and fittings	2 - 5 years
Office equipment	5 years
Computer equipment	Up to 5 years

2 Accounting policies (continued)

g) Property, plant and equipment (continued)

Profit/loss on disposal of property, plant and equipment

Profits and losses on disposal of property, plant and equipment represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

h) Impairment of assets

Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

i) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

j) Taxation including deferred tax

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Income Statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The Group's liability for current tax is calculated using tax rates which have been enacted or substantially enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is exempt from deferred tax. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2 Accounting policies (continued)

k) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

l) Financial instruments

A financial instrument is initially recognised at fair value on the Balance Sheet when the entity becomes a party to the contractual provisions of the instrument. A financial asset is no longer recognised when the contractual rights to the cash flow expire or substantially all risks and rewards of the asset are transferred. A financial liability is no longer recognised when the obligation specified in the contract is discharged, cancelled or expires.

The Group's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, borrowings and derivative instruments, the accounting for which is explained below.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short term deposits with an original maturity date of three months or less, held with banks, liquidity funds as well as bank overdrafts. Bank overdrafts are recorded under current liabilities on the Balance Sheet.

Trade and other receivables

Trade and other receivables arise when the Group provides money, goods or services directly to a third party with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the Income Statement.

Trade and other payables

Trade and other payables arise when the Group acquires money, goods or services directly from a supplier. They are included in current liabilities, except for maturities greater than 12 months after the balance sheet date. Payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised costs and the difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Income Statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge highly probable future royalty receivables and product purchases.

2 Accounting policies (continued)

Derivative instruments (continued)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivatives are initially recognised at fair value at the trade date and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets and liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) classified as held for trading.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion of the gain or loss is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. If it is expected that all or a portion of a loss deferred in equity will not be recovered in one or more future periods or the hedged transaction is no longer expected to occur the amount that is not expected to be recovered will be reclassified to the Income Statement. If a derivative instrument is not designated as a hedge, the gain or loss on revaluation is recognised in the Income Statement.

m) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Transactions in foreign currencies

Transactions denominated in foreign currencies within each entity in the Group, are translated into the functional currency at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are held at the year end, are translated into the functional currency at the exchange rate ruling at the balance sheet date. Exchange differences on monetary items are recognised in the Income Statement in the period in which they arise, except where these exchange differences form part of a net investment in overseas subsidiaries of Burberry Group, in which case such differences are taken directly to the foreign currency translation reserve within equity.

Translation of the results of overseas businesses

The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling each month at the weighted average exchange rate for the month according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the date of the transactions. The assets and liabilities of such undertakings are translated at the year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity.

2 Accounting policies (continued)

m) Foreign currency translation (continued)

The principal exchange rates used were as follows:

	Weighted average profit rate		Closing r	
	Year to 31 March 2007	Year to 31 March 2006	Year to 31 March 2007	3
Euro	1.49	1.46	1.47	
US dollar	1.91	1.78	1.97	
Hong Kong dollar	14.80	13.77	15.38	
Korean won	1,801	1,797	1,851	

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 199.2: £1 in the year to 31 March 2007 (2006: Yen 190.3: £1).

n) Non-GAAP measures

Non-GAAP measures are presented in order to provide a clear and consistent presentation of the underlying performance of the Group's ongoing business. Such presentation will be prepared on a consistent basis in the future.

3 Segmental analysis

(i) Primary segment - analysis by origin

The geographical segment from which the products or services are supplied to a third party or another segment defines analysis by origin. All licensing activity is recorded in Europe since the intellectual property of Burberry is owned by Burberry Limited, a UK based subsidiary.

(a) Turnover and profit before taxation - by origin of business

Europe comprises operations in France, Germany, Italy, Switzerland, Austria, Belgium, Czech Republic, Hungary and the UK. North America comprises operations in the USA. Asia Pacific comprises operations in Australia, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan.

Year to 31 March	Europe (excl Spain)		North America		Asia Pacific		S
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m
Gross segment turnover	433.9	386.6*	192.6	173.2	214.4	182.4	177.6
Inter-segment turnover	(163.2)	(153.2)*	-	-	(1.3)	(0.5)	(3.7)
Turnover	270.7	233.4	192.6	173.2	213.1	181.9	173.9
Operating profit	96.9	104.8	12.5	6.3	34.2	22.3	13.4
Net finance (charge)/income							
Profit before taxation							
Taxation							
Attributable profit for the year							

* Restated for inter-segment turnover and reclassifications

The results above are stated after the allocation of costs of a Group wide nature. Inter-segment turnover reflects the level of revenue between segments and is priced at arm's length.

3 Segmental analysis (continued)

(b) Other segmental items - by origin of business

Europe (excl Spain) North America Asia Pacific

	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Capital expenditure	15.8	13.6	11.5	12.5	3.0	2.9
Depreciation	10.1	8.1		7.7	2.5	2.3
Impairment charge	-	0.6	-	0.2	-	-
Release of impairment charge	(0.7)	(0.4)	(0.3)	-	-	-
Amortisation	1.6	1.7	-	-	0.1	0.1
Other non-cash expenses - share based payments	3.9	2.8	2.8	1.9	2.1	1.4

(c) Assets and liabilities - by origin of business

As at 31 March	Europe		North America		Asia Pacific		Spa
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m
Segmental assets	179.1	142.3	143.8	145.9	33.8	28.7	120.1
Segmental liabilities	(97.2)	(67.5)	(29.2)	(25.5)	(11.9)	(12.8)	(35.1)
Net operating assets	81.9	74.8	114.6	120.4	21.9	15.9	85.0
Goodwill							
Deferred consideration for acquisitions							
Net (debt)/cash							
Taxation (including deferred taxation)							
Net assets							

(ii) Secondary segment - analysis by class of business (being the channels to market)

Year to 31 March	Retail		Wholesale		Total Retail and Wholesale		Licen
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m
Gross segment turnover	410.1	318.5	495.0	469.4*	905.1	787.9*	86.1
Inter-segment turnover	-	-	(140.9)	(126.1)*	(140.9)	(126.1)*	-

Turnover	410.1	318.5	354.1	343.3	764.2	661.8	86.1
Other segmental items							
Segment assets					470.3	415.1*	6.5
Capital expenditure					38.7	33.0	0.1

* Restated for inter-segment turnover and reclassifications

The results above are stated after the allocation of costs of a Group wide nature.

(iii) Additional information

Analysis of turnover is shown below as additional information:

Turnover by product	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Womenswear	305.5	249.3
Menswear	227.0	206.2
Accessories	211.2	189.2
Other	20.5	17.1
Wholesale and Retail	764.2	661.8
Licensing	86.1	81.1
Total	850.3	742.9
Number of directly operated stores, concessions and outlets open at 31March	292	262

3 Segmental analysis (continued)

(iii) Additional information (continued)

Turnover by destination	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Europe (excluding Spain)	229.8	191.5
North America	196.5	177.9
Asia Pacific	167.5	144.6
Spain	151.8	134.1
Rest of the World	18.6	13.7
Wholesale and Retail	764.2	661.8

Licensing	86.1	81.1
Total	850.3	742.9

4 Net operating expenses

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Distribution costs	(149.7)	(125.9)
Administrative expenses (excluding Atlas and Treorchy costs)	(185.5)	(156.3)
Project Atlas costs	(21.6)	(11.1)
Treorchy closure costs	(6.5)	-
Property rental income under operating leases	0.1	0.1
(Loss)/profit on disposal of property, plant and equipment	(1.1)	1.6
Total	(364.3)	(291.6)

Operating profit for the year to 31 March 2007 includes a charge of £21.6m (2006: £11.1m) relating to Project Atlas, our major infrastructure redesign initiative, which was announced in May 2005. This project is designed to create a substantially stronger platform to support long term operations and growth of the Group through the redesign of Burberry's business processes and systems. Investment in Project Atlas is expected to total around £50m over the three year period to 31 March 2008.

Burberry completed the closure of its polo shirt manufacturing facility in Treorchy, South Wales, during the year. This resulted in closure costs of £6.5m. Included in the closure costs is £1.2m representing the present value of 10 annual payments of £150,000 Burberry has committed to the local Treorchy community (discounted at 4.5%).

5 Profit before taxation

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Profit before taxation is stated after charging/ (crediting):		
Depreciation of property, plant and equipment		
- within cost of sales	1.5	1.3
- within distribution costs	3.2	2.8
- within administrative expenses	21.2	18.4
Amortisation of trademarks and other intellectual property (included in administrative expenses)	1.8	2.0
Fixed asset impairment charge relating to certain retail assets (included in administrative expenses)	-	0.8
Release of asset impairment charge relating to certain retail assets (included in administrative expenses)	(1.0)	(0.4)

Loss/(profit) on disposal of property, plant and equipment	1.1	(1.6)
Project Atlas costs	21.6	11.1
Treorchy closure costs	6.5	-
Employee costs (see note 28)	174.0	148.7
Operating lease rentals		
- minimum lease payments	31.0	27.7
- contingent rents	17.1	13.5
Auditor's remuneration	2.8	2.4
Net exchange (gain)/loss included in income statement	(0.6)	0.8

5 Profit before taxation (continued)

Auditor's remuneration is further analysed as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Audit services in respect of the accounts of the company	0.4	0.4
Audit services in respect of the accounts of subsidiary companies	0.5	0.5
Other audit services supplied pursuant to legislation	0.1	0.4
Services relating to taxation		
- compliance services	0.1	0.2
- advisory services	1.7	0.9
Total	2.8	2.4

All work performed by the external auditors is controlled by an authorisation policy agreed by the Audit Committee. The over-riding principle precludes the auditors from engaging in non-audit services that would compromise their independence. Non-audit services are provided by the auditors where they are best placed to provide the service due to their previous experience or market leadership in a particular area.

6 Net finance (charge)/income

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Bank interest income	4.6	3.7
Interest income receivable from GUS related companies	-	0.1
Other interest income	0.9	0.5
Interest receivable and similar income	5.5	4.3
Interest expense on bank loans and overdrafts	(6.2)	(1.8)
Net finance (charge)/income	(0.7)	2.5

7 Taxation

(i) Analysis of charge for the year recognised in the Income Statement

Analysis of charge for the year	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Current tax		
UK corporation tax		
Current tax on income for the year to 31 March 2007 at 30% (2006: 30%)	28.8	30.4
Double taxation relief	(7.4)	(7.1)
Adjustments in respect of prior years	1.9	0.4
	23.3	23.7
Foreign tax		
Current tax on income for the year	31.6	28.3
Adjustments in respect of prior years	(4.2)	1.4
Total current tax	50.7	53.4

7 Taxation (continued)

Analysis of charge for the year	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Deferred tax		
UK deferred tax		
Origination and reversal of temporary differences	(3.2)	0.2
Adjustments in respect of prior years	(0.6)	0.7
	(3.8)	0.9
Foreign deferred tax		
Origination and reversal of temporary differences	(1.5)	(1.9)
Effects of changes in tax rates	0.5	-
Adjustments in respect of prior years	0.2	(1.8)
Total deferred tax	(4.6)	(2.8)
Total tax on profit	46.1	50.6

(ii) Analysis of charge for the year recognised in equity

Year to Year to

	31 March 2007 £m	31 March 2006 £m
Current tax		
Current tax credit on share options (retained earnings)	(2.8)	(0.6)
Current tax credit on exchange differences on loans (foreign currency translation reserve)	(1.3)	(0.2)
Total current tax recognised in equity	(4.1)	(0.8)
Deferred tax		
Deferred tax charge/(credit) on cash flow hedges recognised directly to equity (hedging reserve)	3.0	(1.5)
Deferred tax credit on cash flow hedges settled during the year (hedging reserve)	(1.8)	(0.2)
Deferred tax credit on share options (retained earnings)	(4.4)	(2.0)
Deferred tax charge on actuarial gains/losses recognised during the year (retained earnings)	-	0.2
Deferred tax credit on exchange differences on loan (foreign currency translation reserve)	(0.2)	-
Total deferred tax recognised in equity	(3.4)	(3.5)

The tax rate applicable on profit varied from the standard rate of corporation tax in the UK due to the following factors:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Tax at 30% on profit before taxation	46.9	47.1
Rate adjustments relating to overseas profits	(0.9)	(0.9)
Permanent differences	2.1	3.6
Tax losses for which no deferred tax recognised	0.2	-
Adjustments in respect of prior years	(2.7)	0.8
Adjustments to deferred tax relating to changes in tax rates	0.5	-
Total taxation	46.1	50.6

The advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with the UK and USA Competent Authorities, has been finalised in the period. The net tax benefit to the Group has been recognised as a prior year adjustment to the current tax charge. As part of the agreements with GUS plc (Burberry Group's former parent company), certain tax liabilities, which arise and relate to matters prior to 31 March 2002 will be met by GUS plc. Any liability arising after 1 April 2002 will be payable by the Burberry Group.

8 Earnings per share

The calculation of basic earnings per share is based on attributable profit for the year divided by the weighted average number of ordinary shares in issue during the year. Basic and diluted earnings per share before Atlas and Treorchy costs are also disclosed to indicate the underlying profitability of Burberry Group.

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Attributable profit for the year before Atlas and Treorchy costs	130.0	114.8
Effect of Atlas and Treorchy costs (after taxation)	(19.8)	(8.4)
Attributable profit for the year	110.2	106.4

The weighted average number of ordinary shares represents the weighted average number of Burberry Group plc ordinary shares in issue throughout the year, excluding ordinary shares held in Burberry Group's Employee share option plans ("ESOPs").

Diluted earnings per share is based on the weighted average number of ordinary shares in issue during the year. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised.

	Year to 31 March 2007 Millions	Year to 31 March 2006 Millions
Weighted average number of ordinary shares in issue during the year	437.8	464.4
Dilutive effect of the share incentive schemes	8.3	13.2
Diluted weighted average number of ordinary shares in issue during the year	446.1	477.6

Basic earnings per share	Year to 31 March 2007 Pence	Year to 31 March 2006 Pence
Basic earnings per share before Atlas and Treorchy costs	29.7	24.7
Effect of Atlas and Treorchy costs	(4.5)	(1.8)
Basic earnings per share	25.2	22.9

Diluted earnings per share	Year to 31 March 2007 Pence	Year to 31 March 2006 Pence

Diluted earnings per share before Atlas and Treorchy costs	29.1	24.1
Effect of Atlas and Treorchy costs	(4.4)	(1.8)
Diluted earnings per share	24.7	22.3

9 Dividends

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Prior year final dividend paid		
(5.5p per share (2006: 4.5p)) - GUS group	-	14.2
- other shareholders	24.0	7.3
Interim dividend paid		
(2.875p per share (2006: 2.5p)) - other shareholders	12.5	11.3
Total	36.5	32.8

A final dividend in respect of the year to 31 March 2007 of 7.625p (2006: 5.5p) per share, amounting to £33.1m (2006: £24.0m), has been proposed for approval by the shareholders at the AGM subsequent to the balance sheet date. The final dividend has not been recognised as a liability at the year end and will be paid on 2 August 2007 to shareholders on the register at the close of business on 6 June 2007.

10 Intangible assets

Cost	Goodwill £m	Trademarks and trading licences £m	Computer software £m	Total £m
As at 1 April 2005	114.0	11.8	5.2	131.0
Effect of foreign exchange rate changes	3.3	0.1	-	3.4
Additions	3.9	0.1	4.9	8.9
As at 31 March 2006	121.2	12.0	10.1	143.3
Effect of foreign exchange rate changes	(4.4)	(0.3)	(0.1)	(4.8)
Additions	0.1	0.7	3.8	4.6
As at 31 March 2007	116.9	12.4	13.8	143.1
Accumulated amortisation				
As at 1 April 2005	-	2.3	3.5	5.8
Effect of foreign exchange rate changes	-	-	0.1	0.1
Charge for the year	-	0.9	1.1	2.0

As at 31 March 2006	-	3.2	4.7	7.9
Effect of foreign exchange rate changes	-	-	(0.2)	(0.2)
Charge for the year	-	0.9	0.9	1.8
As at 31 March 2007	-	4.1	5.4	9.5
Net book value				
As at 31 March 2007	116.9	8.3	8.4	133.6
As at 31 March 2006	121.2	8.8	5.4	135.4

Impairment testing of goodwill

The cash generating units which have the most significant carrying values of goodwill allocated to them are Spain and Korea. The carrying value of the goodwill allocated to these cash generating units is:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Spain	86.9	89.1
Korea	22.3	23.1
Other	7.7	9.0
Total	116.9	121.2

At 31 March 2007 no impairment was recognised (2006: nil), as the recoverable amount of the goodwill for each cash generating unit exceeded its carrying value. The recoverable amount has been determined based on value in use. The value in use calculation was performed using pre-tax cash flow projections for 2007/08 based on financial plans approved by management. No growth has been assumed in the cash flow projections beyond this period (2006: 3%). These cash flows were discounted at a rate of 13.6% (2006: 12%) for Spain and 12.5% (2006: 11%) for Korea, being Burberry Group's pre-tax weighted average cost of capital adjusted for country specific tax rates.

11 Property, plant and equipment

Cost	Freehold land and buildings £m	Leasehold improvements £m	Fixtures, fittings and equipment £m	As in the co of construc
As at 1 April 2005	82.0	55.5	93.7	
Effect of foreign exchange rate changes	3.7	3.8	2.9	
Additions	0.1	8.7	17.0	
Disposals	-	(0.3)	(2.3)	
Reclassifications	0.3	3.7	0.3	
Acquisition of subsidiary	-	-	0.6	
As at 31 March 2006	86.1	71.4	112.2	
Effect of foreign exchange rate				

changes	(5.8)	(7.1)	(5.1)
Additions	0.3	11.3	17.8
Disposals	(0.1)	(2.1)	(7.6)
Reclassifications	-	0.6	1.4
As at 31 March 2007	80.5	74.1	118.7
Accumulated depreciation			
As at 1 April 2005	17.2	13.3	50.9
Effect of foreign exchange rate changes	0.7	0.6	1.6
Charge for the year	2.5	4.3	15.7
Impairment charge on certain retail assets	-	0.1	0.3
Disposals	-	(0.1)	(1.7)
Reclassifications	0.3	-	(0.3)
As at 31 March 2006	20.7	18.2	66.5
Effect of foreign exchange rate changes	(1.3)	(1.6)	(2.9)
Charge for the year	3.0	5.4	17.5
Impairment release on certain retail assets	-	(0.1)	(0.9)
Disposals	(0.1)	(1.4)	(7.1)
As at 31 March 2007	22.3	20.5	73.1
Net book value			
As at 31 March 2007	58.2	53.6	45.6
As at 31 March 2006	65.4	53.2	45.7

During the year to 31 March 2007 the trading performance of certain European and North American retail store assets which had previously been impaired were reviewed and due to improved trading conditions it was considered appropriate to release £1m of the impairment provision (2006: £0.4m charge). This release has been included in net operating expenses in the Income Statement. The impairment release was based on a review of the value of the assets in use and on pre-tax cash flows attributable to these assets in accordance with IAS 36 "Impairment of Assets". Pre-tax cash flow projections are based on financial plans approved by management and extrapolated beyond the budget year to the anticipated lease exit dates using growth rates and inflation rates appropriate to each country's economic conditions. The pre-tax discount rate used in these calculations was 11%.

Based on a valuation report prepared by Colliers Conrad Ritblat Erdman, dated 16 May 2006, the existing use value of Burberry Group's ten most significant freehold properties is £144m (based on closing exchange rates at 31 March 2007). This valuation is higher than the net book value of these assets. The directors do not intend to incorporate this valuation into the accounts but set out the valuation for information purposes only.

The lease of the new global headquarters was signed in December 2006. The agreement incorporated a put option with the developers of the site for the Haymarket property with an exercise date of no later than 31 March 2008. The agreed price is in excess of the current net book value.

12 Deferred taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and there is an intention to settle on a net basis, and to the same fiscal authority. The offset amounts are shown in the table below:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Deferred tax assets	24.6	16.6
Deferred tax liabilities	(10.2)	(10.5)
Net amount	14.4	6.1

The movement in the deferred tax account is as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
As at 1 April	6.1	2.0
Impact of adopting IAS 32 and IAS 39	-	(1.5)
Effect of foreign exchange rate changes	0.3	(0.7)
Credited to the income statement	4.6	2.8
Credited to equity	3.4	3.5
End of the year	14.4	6.1

The movement in deferred tax assets and liabilities during the year, without taking into consideration the off-setting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities

	Accelerated capital allowances £m	Unrealised stock profit and other stock provisions £m	Share schemes £m	Derivative instruments £m	Unus
As at 1 April 2005	16.4	(1.4)	(0.4)	-	
Impact of adopting IAS 32 and IAS 39	-	-	-	(0.1)	
Effect of foreign exchange rate changes	1.2	(0.2)	-	-	
Charged/(credited) to the income statement	(1.7)	(0.1)	0.4	-	
Charged to equity	-	-	-	0.1	
Other movements	0.1	(0.1)	-	-	
As at 31 March 2006	16.0	(1.8)	-	-	

Effect of foreign exchange rate changes	(1.6)	0.2	-	-
Charged/(credited) to the income statement	(0.8)	(0.1)	-	-
Charged to equity	-	-	-	0.1
As at 31 March 2007	13.6	(1.7)	-	0.1

12 Deferred taxation (continued)

Deferred tax assets

	Accelerated capital allowances	Unrealised stock profit and other stock provisions	Share schemes	Derivative instruments	Unu
	£m	£m	£m	£m	
As at 31 March 2005	0.1	6.4	8.1	-	
Impact of adopting IAS 32 and IAS 39	-	-	-	(1.6)	
Effect of foreign exchange rate changes	-	0.4	-	-	
(Charged)/credited to the income statement	0.6	0.5	(1.2)	(0.2)	
(Charged)/credited to equity	-	-	2.0	1.8	
Other movements	(0.6)	0.7	-	-	
As at 31 March 2006	0.1	8.0	8.9	-	
Effect of foreign exchange rate changes	(0.1)	(0.6)	-	-	
(Charged)/credited to the income statement	0.9	(0.6)	2.6	0.2	
(Charged)/credited to equity	-	-	4.4	(1.1)	
Other movements	-	-	(3.2)	-	
As at 31 March 2007	0.9	6.8	12.7	(0.9)	

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related benefit through the future taxable profits is probable. The Group did not recognise deferred tax assets of £6.7m (2006: £5.8m) in respect of losses amounting to £18.6m (2006: £25.2m) that can be carried forward against the future taxable income. These losses have no set expiry date. Other deferred tax assets of £0.1m (2006: £0.1m) were not recognised in respect of temporary differences totalling £0.1m (2006: £0.1m), as it was not probable that there will be future taxable profits against which these assets can be offset.

Deferred tax has not been recognised in respect of temporary differences of £85.1m (2006: £70.6m) relating to the unremitted earnings of subsidiaries on the grounds that no remittance of profits retained at 31 March 2007 is required or intended in such a way that incremental tax would arise.

13 Trade and other receivables

	As at 31 March 2007 £m	As at 31 March 2006 £m
Non-current		
Deposits and prepayments	5.1	4.2
Total non-current trade and other receivables	5.1	4.2
Current		
Trade receivables	114.7	93.6
Provision for doubtful debts	(3.5)	(4.2)
Net trade receivables	111.2	89.4
Other receivables	9.4	3.1
Prepayments and accrued income	16.6	15.5
Total current trade and other receivables	137.2	108.0
Total trade receivables	142.3	112.2

The principal non-current receivable of £2.1m is due within five years from the balance sheet date, with the remainder due at various stages after this.

All of the non-current receivables are non-interest bearing.

14 Stock

	As at 31 March 2007 £m	As at 31 March 2006 £m
Raw materials	17.7	15.6
Work in progress	5.9	6.4
Finished goods	126.2	102.2
Total stock	149.8	124.2

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Cost of stock recognised as an expense during the year	333.5	298.9
Stock physically destroyed in the year	1.1	1.3
Reversal during the year of previous write downs of stock	(5.6)	(3.4)
Total cost of sales	329.0	296.8

The reversal during the year of the previous write down of stock was considered appropriate as a result of the changes in market conditions.

15 Derivative financial instruments

The Group Income Statement is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, the Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts. These can be analysed into two categories.

Cash flow hedges

Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, the Group manages these exposures by the use of Yen and Euro forward exchange contracts for a period of 12 months in advance. In addition, the Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. This hedging activity involves the use of spot and forward currency instruments.

Fair value hedges

Certain intercompany loan balances are hedged using forward exchange contracts to offset any volatility in foreign currency movements and tax arising thereon. The balances are hedged up to the date of repayment. As at 31 March 2007 and 2006 there were no forward exchange contract balances outstanding designated in a fair value hedging relationship.

Derivative financial assets

	As at 31 March 2007 £m	As at 31 March 2006 £m
Forward foreign exchange contracts - cash flow hedges at beginning of year	1.7	-
Impact of adopting IAS 32 and IAS 39	-	5.8
Effect of foreign exchange rate changes	(0.1)	0.2
Arising during the year and taken directly to equity	9.7	2.4
Released from equity to the income statement during the year	(8.1)	(6.7)
Forward foreign exchange contracts - cash flow hedges at end of year	3.2	1.7
Forward foreign exchange contracts - held for trading	0.8	0.6
Equity swap contracts - held for trading	1.3	0.5
Total current position	5.3	2.8
Cash flow hedge gains expected to be recognised in the following 12 months	3.2	1.7

15 Derivative financial instruments (continued)

Derivative financial liabilities

	As at 31 March 2007 £m	As at 31 March 2006 £m
Forward foreign exchange contracts - cash flow hedges at beginning of year	(2.0)	-
Impact of adopting IAS 32 and IAS 39	-	(1.6)
Effect of foreign exchange rate changes	0.2	(0.2)
Arising during the year and taken directly to equity	(0.6)	(4.7)
Released from equity to the income statement during the year	2.2	4.5
Forward foreign exchange contracts - cash flow hedges at end of year	(0.2)	(2.0)
Forward foreign exchange contracts - held for trading	(0.3)	(0.1)
Total current position	(0.5)	(2.1)
Cash flow hedge losses expected to be recognised in the following 12 months	(0.2)	(2.1)

	As at 31 March 2007 £m	As at 31 March 2006 £m
Notional principal amounts of the outstanding forward foreign exchange contracts	190.1	120.4
Notional principal amounts of the outstanding equity swap contracts	2.3	3.7
Movement on the non-designated hedges for the year recognised within net finance income in the income statement	0.9	0.6
Movement on the non-designated hedges for the year recognised within the foreign currency translation reserve	-	(0.1)

Gains and losses on cash flow hedges recognised directly to the hedging reserve within equity		
Gains / (losses) deferred in equity	9.1	(3.8)
Transferred from equity to the income statement	(5.9)	(0.7)
Tax impact	(1.2)	1.7
Movement in hedging reserve for the year (refer to note 22)	2.0	(2.8)

The current portion of the financial instruments matures at various dates within one month to one year from the balance sheet date.

16 Cash and cash equivalents

As at As at

	31 March 2007 £m	31 March 2006 £m
Cash at bank and in hand	72.0	70.2
Short term deposits	59.4	43.5
Total	131.4	113.7

The effective interest rate on short term deposits was 3.6% (2006: 3.4%). These deposits have an average maturity of 28 days (2006: 9 days). The effective interest rate is the weighted average annual interest rate for the Group based on local market rates on short term deposits.

17 Long term liabilities

	As at 31 March 2007 £m	As at 31 March 2006 £m
Unsecured:		
Other creditors, accruals and deferred income	10.4	9.6
Deferred consideration for acquisition	-	5.0
Total	10.4	14.6

Deferred consideration due after more than one year arose from the acquisition of the trade and certain assets of the Burberry business in Korea. This is payable within the next financial year and has been included within current trade and other payables, refer to note 21.

17 Long term liabilities (continued)

The maturity of long term liabilities, all of which do not bear interest, is as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Between one and two years	1.9	5.9
Between two and three years	1.0	1.4
Between three and four years	0.9	1.2
Between four and five years	0.8	0.9
Over five years	5.8	5.2
Total	10.4	14.6

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Preliminary Results - Part 2
Released	07:01 24-May-07
Number	1521X

RNS Number:1521X
Burberry Group PLC
24 May 2007

18 Retirement benefit obligations

Burberry Group provides post-retirement arrangements for its employees in the UK and its overseas operations, which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts.

The Balance Sheet obligations in respect of Burberry Group's post-retirement arrangements, assessed in accordance with IAS 19, were:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Defined benefit schemes		
GUS defined benefit scheme UK *	-	-
Supplemental executive retirement plan US**	1.4	1.4
Retirement indemnities France	0.2	0.2
Burberry (Taiwan) Co Ltd retirement scheme	0.2	0.2
Total obligation	1.8	1.8

*This plan has been renamed the Experian Pension Plan.

**The plans in the US are classified as defined benefit schemes under IAS 19 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

No prepayments or obligations in respect of defined contributions schemes were outstanding at 31 March 2007 (2006: nil).

The pension costs charged to the Income Statement in respect of the main plans were:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Defined benefit schemes		
GUS defined benefit scheme UK	0.1	0.4
Supplemental executive retirement plan US	0.2	0.3
Defined contribution schemes		

GUS money purchase pension plan UK	-	1.0
Burberry stakeholder plan UK	2.0	-
Burberry money purchase plan US	0.7	0.9
Burberry Asia Limited retirement scheme	0.2	0.1
Total pension costs	3.2	2.7

Defined benefit schemes

GUS defined benefit scheme UK

Prior to the demerger of Burberry from GUS plc on 13 December 2005, it was agreed that existing employees of Burberry Group who were participating in the GUS defined benefit scheme (the 'GUS Pension Scheme') would continue to do so until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. When the eventual withdrawal of members of the Burberry Group from the GUS Pension Scheme takes place on or before 31 December 2007, Burberry must pay any liabilities due under section 75 or 75A of the Pensions Act 1995. GUS has indemnified Burberry on an after tax basis against any amounts which are in excess of £1.25m.

18 Retirement benefit obligations (continued)

The following disclosures regarding the GUS defined benefit scheme UK have been included for completeness as required by IAS 19 and the assets have been restricted in accordance with the standard as it is not likely that Burberry will be able to benefit from this surplus.

The GUS Pension Scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds.

A full actuarial valuation of the GUS Pension Scheme is carried out every three years with interim reviews in the intervening years. The last full valuation was carried out as at 31 March 2004 by independent qualified actuaries, Watson Wyatt Limited, using the projected unit method. A full valuation is currently been carried out by Watson Wyatt Limited, the results of which are expected late summer 2007.

As a result of the 31 March 2004 valuation it became possible to separately identify the underlying assets and liabilities which relate to the Burberry Group. Therefore, since the valuation, Burberry Group has accounted for its proportionate share of the overall defined benefit obligation, scheme assets and costs.

The valuation of the GUS Pension Scheme used for Burberry Group's IAS 19 disclosures for the year to 31 March 2007 has been based on an update of the 31 March 2004 valuation. As at 31 March 2007, this update showed that there was an excess in the value of the assets of the GUS Pension Scheme, when compared to the value of the liabilities, on the basis set out below. Burberry Group's proportionate share of this excess was approximately £5.7m (2006: £1.8m) before allowing for deferred tax. This surplus has been restricted as explained above.

Burberry Group's disclosures in respect of its continued participation in the GUS Pension Scheme are shown below. The disclosures are in accordance with IAS 19 and the Group recognise all gains/losses immediately through the SORIE.

The valuation assumptions

The principal actuarial assumptions used in the IAS 19 valuation of the Burberry Group portion of the GUS Pension Scheme are the same as those used for the whole of the GUS Pension Scheme and are shown below:

	Year to 31 March 2007 %	Year to 31 March 2006 %
Discount rate	5.4%	4.9%
Rate of inflation	3.1%	2.9%
Rate of salary increases	4.9%	4.7%
Rate of increases for pensions in payment and deferred pensions	3.1%	2.9%
Expected return on plan assets	7.1%	6.8%

The expected return on plan assets is calculated by reference to the GUS Pension Scheme investments at the year end and is a weighted average of the expected returns on each main asset type (based on the market yields available on these asset types at the year end). The main asset types held by the GUS Pension Scheme (expressed as a percentage of total assets) and their expected returns are as follows:

	Asset allocation at 31 March 2007 %	Expected return for the next year %	Asset allocation at 31 March 2006 %
Equities	69%	8.1%	67
Fixed and index linked income securities	16%	5.0%	30
Other	15%	4.6%	3
Total	100%	7.1%	100

18 Retirement benefit obligations (continued)

The IAS 19 valuation assumes mortality will be in line with standard tables known as PMA92C2004 for males and PFA92C2004 for females. An allowance is also made for anticipated future improvements in life expectancy, by assuming that the probability of death occurring at each age will decrease by 0.25% each year. Overall, the average expectation of life on retirement in normal health is assumed to be:

- 19.1 years at age 65 for a male currently aged 65;
- 22.2 years at age 65 for a female currently aged 65;
- 19.8 years at age 65 for a male currently aged 50; and

- 23.1 years at age 65 for a female currently aged 50.

On 6 April 2006, "A-Day", the Rules of the Scheme were changed to allow members to exchange a higher percentage of their pension for cash on retirement. As such, it has been assumed that non-retired members will exchange a higher percentage, 25% (2006: 20%), of their pension for cash on retirement. This results in a reduction in the year end liabilities of £0.2m. This reduction has been treated as follows:

- £0.1m of this reduction will impact the year end Balance Sheet via the SORIE; and
- £0.1m of this reduction will impact the year end Balance Sheet via the Group Income Statement.

Based on the method and assumptions outlined above, the amount recognised in Burberry Group's Balance Sheet is determined as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Present value of Burberry Group's share of scheme's liabilities (the defined benefit obligation)	(37.8)	(39.4)
Market value of Burberry Group's share of scheme's assets	43.5	41.2
Net assets	5.7	1.8
Restricted recognition of assets	(5.7)	(1.8)
Net assets recognised in the balance sheet	-	-

Amounts for the current and previous two periods are as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m	As at 31 March 2005 £m
Defined benefit obligation	(37.8)	(39.4)	(35.0)
Market value of assets	43.5	41.2	34.0
Surplus/(deficit)	5.7	1.8	(1.0)
Restricted recognition of assets	(5.7)	(1.8)	-
Deficit recognised	-	-	(1.0)
Experience adjustments on liabilities	2.7	(3.3)	(2.9)
Experience adjustments on assets	0.7	5.8	1.4

The amounts recognised in the Income Statement are as follows:

	Year to 31 March 2007	Year to 31 March 2006

	£m	£m
Current service cost (included in net operating costs)	(1.0)	(0.9)
Past service cost (included in net operating costs)	0.1	-
Interest cost (included in net finance income)	(1.9)	(1.8)
Expected return on plan assets (included in net finance income)	2.7	2.3
Total recognised in the income statement	(0.1)	(0.4)

18 Retirement benefit obligations (continued)

The amount recognised in the Group Statement of Recognised Income and Expense (SORIE) is as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Gain/(loss) on liabilities	2.7	(3.3)
Gain on assets	0.7	5.8
Total gain	3.4	2.5
Restricted recognition of assts	(3.9)	(1.8)
Total (loss)/gain included in the SORIE in the year	(0.5)	0.7
Cumulative actuarial gain included in the SORIE	(1.3)	(0.8)

Changes in the present value of the defined benefit obligation are as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m
Opening defined benefit obligation	(39.4)	(35.0)
Current service cost	(1.0)	(0.9)
Past service cost	0.1	-
Interest cost	(1.9)	(1.8)
Employee contributions	(0.2)	(0.2)
Actuarial gain/(loss) on liabilities	2.7	(3.3)
Benefits paid	1.9	1.8
Closing defined benefit obligation	(37.8)	(39.4)

Changes in the fair value of the plan assets are as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m

Opening fair value of plan assets	41.2	34.0
Expected return	2.7	2.3
Actuarial gain on assets	0.7	5.8
Contributions paid by employer	0.6	0.7
Contributions paid by employee	0.2	0.2
Benefits paid	(1.9)	(1.8)
Closing fair value of plan assets	43.5	41.2

The actual return on the plan assets in the year to 31 March 2007 was £3.4m (2006: £8.1m).

Burberry Group's total contributions to the GUS Pension Scheme during the year ended 31 March 2007 were £0.6m (2006: £0.7m). The Group expects to contribute £0.4m in the year to 31 March 2008.

Supplemental executive retirement plan US

Rose Marie Bravo participates in this plan as explained in the Report on Directors' Remuneration and Related Matters. Payments are made into the Supplemental executive retirement plan based on a percentage of salary and benefits. Interest is earned on the scheme at a rate of 3.5% (2006: 4.6%).

Retirement indemnities France

Burberry France S.A. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. There are no assets held by Burberry Group companies in relation to this commitment.

18 Retirement benefit obligations (continued)

Burberry (Taiwan) Co Ltd retirement scheme

Burberry (Taiwan) Co Ltd offers lump sum benefits at retirement to employees transferred from one of the previous operators based on the length of service up to date of transfer (i.e. 1 August 2005) and salary at retirement. There are no assets held by Burberry Group companies in relation to this commitment

Starting from 1 August 2005, all employees of the company joined the defined contribution scheme operated under local labour ordinance.

Defined contribution schemes

Burberry stakeholder plan UK

This plan was introduced on 1 April 2006 when the GUS money purchase pension plan UK closed for Burberry employees. All UK employees are eligible to participate in this scheme. The assets of this scheme are held separately in an independently administered fund.

Burberry money purchase plan US

Burberry Group administers a Money Purchase Plan in the US (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund.

Burberry Asia Limited retirement scheme

Burberry Group administers a Money Purchase Plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund.

GUS money purchase pension plan UK

This plan was introduced during the year ended 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. On 31 March 2006 all Burberry employees ceased to be members of this scheme. Employees had the choice to transfer their pensions to the Burberry stakeholder plan UK or a private scheme of their choice. The assets of this scheme were held separately from those of GUS plc in an independently administered fund.

19 Provisions for liabilities and charges

	Property obligations £m
As at 1 April 2006	2.8
Released during the year	(2.8)
As at 31 March 2007	-

Property obligations arose from the portfolio of leasehold obligations which the Group maintains and were released during the year.

20 Bank overdrafts and borrowings

	As at 31 March 2007 £m	As at 31 March 2006 £m
Unsecured:		
Bank overdrafts	74.2	51.2
Bank borrowings	60.0	50.0

Total	134.2	101.2

Bank overdrafts represent balances on cash pooling arrangements in the Group. The effective interest rate for the overdraft balances is 4.5% (2006: 5.3%).

A £200m five year multi currency revolving facility was agreed with a syndicate of third party banks commencing on 30 March 2005. At 31 March 2007, the amount drawn down was £60m (2006: £50m). This drawdown was made in Sterling. Interest is charged on this loan at LIBOR plus 0.325% per annum and the borrowing matures on 22 June 2007.

21 Trade and other payables

	As at 31 March 2007 £m	As at 31 March 2006 £m
Unsecured:		
Trade creditors	56.8	28.0
Other taxes and social security costs	6.4	6.0
Other creditors	19.4	18.9
Accruals and deferred income	78.1	67.5
Deferred consideration for acquisitions	10.0	6.5
Total	170.7	126.9

Deferred consideration of £10m (2006: £5m) due within one year arose from the acquisition of the Burberry business in Korea. Deferred consideration arising on the Burberry Taiwan acquisition was fully paid in the year (2006: £1.5m).

22 Share capital and reserves

Authorised share capital	2007 £m	2006 £m
1,999,999,998,000 (2006: 1,999,999,998,000) Ordinary Shares of 0.05p (2006: 0.05p) each	1,000.0	1,000.0
	1,000.0	1,000.0

Allotted, called up and fully paid share capital	Number	£m
Ordinary Shares of 0.05p (2006: 0.05p) each		
As at 1 April 2006	446,712,463	0.2
Allotted on exercise of IPO Option Scheme awards during the year	3,347,919	-
Cancelled on repurchase of own shares	(12,281,000)	-
As at 31 March 2007	437,779,382	0.2

22 Share capital and reserves (continued)

Statement of changes in shareholders' equity

	Ordinary share capital £m	Share premium account £m	Hedging reserve £m	Foreign currency translation reserve £m
Balance as at 1 April 2005	0.3	136.1	2.6	5.4
Cash flow hedges - losses deferred in equity	-	-	(3.8)	-
Foreign currency translation differences	-	-	-	15.6
Net actuarial gains on defined benefit pension scheme	-	-	-	-
Tax on items taken directly to equity	-	-	1.5	0.2
Net income/(expense) recognised directly in equity	-	-	(2.3)	15.8
Cash flow hedges - transferred to the income statement	-	-	(0.7)	-
Tax on items transferred from equity	-	-	0.2	-
Attributable profit for the year	-	-	-	-
Total recognised income/(expenses) for the year	-	-	(2.8)	15.8
Employee share option scheme				
- value of share options granted	-	-	-	-
- tax on share options granted	-	-	-	-
- exercise of share options	-	15.7	-	-
- price differential on exercise of shares	-	-	-	-
Share buy back costs	(0.1)	-	-	-
Sale of shares by ESOPs	-	-	-	-
Redemption of preference shares	-	-	-	-
Dividend paid in the year	-	-	-	-
Balance as at 31 March 2006	0.2	151.8	(0.2)	21.2

Cash flow hedges - gains deferred in equity	-	-	9.1	-
Foreign currency translation differences	-	-	-	(28.9)
Net actuarial losses on defined benefit pension scheme	-	-	-	-
Tax on items taken directly to equity	-	-	(3.0)	1.5
Net income/(expense) recognised directly in equity	-	-	6.1	(27.4)
Cash flow hedges - transferred tothe income statement	-	-	(5.9)	-
Tax on items transferred from equity	-	-	1.8	-
Attributable profit for the year	-	-	-	-
Total recognised income/(expenses) for the year	-	-	2.0	(27.4)
Employee share option scheme				
- value of share options granted	-	-	-	-
- tax on share options granted	-	-	-	-
- exercise of share options	-	15.5	-	-
- price differential on exercise of shares	-	-	-	-
Share buy back costs	-	-	-	-
Sale of shares by ESOPs	-	-	-	-
Transfer between reserves	-	-	-	-
Dividend paid in the year	-	-	-	-
Balance as at 31 March 2007	0.2	167.3	1.8	(6.2)

During the year to 31 March 2007, the Company repurchased and subsequently cancelled 12,281,000 Ordinary Shares, representing 2.7% of the issued share capital, at a total cost of £62.2m. The nominal value of the shares was £6,141 which was transferred to a capital redemption reserve. Retained earnings were reduced by £62.2m. The share repurchase programme commenced in January 2005 and since then a total of 72,865,230 Ordinary Shares have been repurchased and subsequently cancelled. This represents 14.5% of the original issued share capital at a total cost of £312.2m. The nominal value of the shares was £36,433 and has been transferred to a capital redemption reserve and the retained earnings have been reduced by £312.2m since this date.

23 Financial commitments

Burberry Group has commitments relating to future minimum lease payments under non-cancellable operating leases as follows:

	As at 31 March 2007			As at 31 M
	Land and buildings £m	Other £m	Total £m	Land and buildings £m
Amounts falling due				
Within one year	30.5	1.0	31.5	26.0
Between two and five years	84.5	1.5	86.0	80.2
After five years	103.0	0.8	103.8	112.2
Total	218.0	3.3	221.3	218.4

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases") have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases, there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the Income Statement may be materially higher than the financial commitment at the prior year end.

Where rental agreements include a contingent rental, this contingent rent is generally calculated as a percentage of turnover. Escalation clauses increase the rental to either open market rent, a stipulated amount in the rental agreement, or by an inflationary index percentage. There are no significant restrictions imposed by these lease agreements.

The total of future minimum sublease payments to be received under non-cancellable subleases is as follows:

	As at 31 March 2007 Land and buildings £m	As at 31 March 2006 Land and buildings £m
Amounts falling due:		
Within one year	0.1	0.1
Between two and five years	0.4	0.4
After five years	0.8	0.9
Total	1.3	1.4

24 Capital commitments

	As at 31 March 2007 £m	As at 31 March 2006 £m
Capital commitments contracted but not provided for		
- property, plant and equipment	2.5	3.5
- intangible assets	0.1	0.1

Total	2.6	3.6

Contracted capital commitments represent contracts entered into by the year end and future work in respect of major capital expenditure projects where activity has commenced by the year end relating to property, plant and equipment.

25 Contingent liabilities

Since 31 March 2006 the following changes to material contingent liabilities have occurred:

During the year ended 31 March 2007, Burberry Group has provided guarantee letters to certain raw material suppliers. The total value of these guarantees, which expire on 31 July 2007, amount to £1.1m at 31 March 2007.

Other material contingent liabilities reported at 31 March 2006 remain unchanged and were:

Under the terms of a demerger Agreement, entered into with GUS plc on 13 December 2005, Burberry continues to participate in the GUS defined benefit scheme. Under this scheme Burberry is jointly and severally liable with the other participating GUS companies for any deficit in this scheme. When Burberry leaves the scheme it will be required to pay an exit charge calculated pursuant to Section 75 or 75A of the Pensions Act. GUS plc has agreed to pay to Burberry the amount of this liability to the extent it exceeds £1.25 million. Refer to note 18.

Under the GUS group UK tax payment arrangements, the Group was jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which subcontracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

26 Acquisition of Subsidiaries

On 18 October 2006 Burberry Group acquired a shell company in the Czech Republic to enable the Group to buy a lease for a new store.

The net asset value of the shell company acquired was £4,197 consisting of cash of £4,095 and a debtor of £102. No adjustments were made to the fair values of the assets. Total consideration paid in cash was £71,727 resulting in goodwill of £67,530.

The new store contributed £0.1m to turnover and a total loss of £0.1m was realised for the period since its opening in March 2007. Due to the fact that Burberry has never had presence in this country trading history is not available and therefore the estimated financial impact on the Group had the store opened on 1 April 2006 cannot be determined.

27 Financial risk management

The Group's principal financial instruments, other than derivatives, comprise cash and short term deposits, external borrowings, deferred consideration, as well as trade debtors and creditors, arising directly from operations.

The Group's activities expose it to a variety of financial risks: market risks (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

Risk management is carried out by Group Treasury who seek to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest in cash assets safely and profitably. This is done in close co-operation with the Group's operating units. Group Treasury does not operate as a profit centre and transacts only in relation to the underlying business requirements. The policies of the Group Treasury department are reviewed and approved by the Board of Directors. The Group uses derivative instruments to hedge certain risk exposures.

(i) Market Risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Burberry Group monitors the desirability of hedging the profits and the net assets of the overseas subsidiaries when translated in to Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

Burberry Group's Income Statement is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts (see note 15). The Group's accounting policy in relation to derivative instruments is set out in note 2.

Price Risk

The Group's exposure to equity securities price risk is minimal. The Group is not exposed to commodity price risk.

(ii) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards. In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets, which comprise cash and short term deposits and certain derivative instruments, the Group's exposure to credit risk arises from the default of the counter party with a maximum exposure equal to the carrying value of these instruments. The Group has policies that limit the amount of credit exposure to any financial institution.

(iii) Liquidity Risk

The Group financial risk management policy aims to ensure that sufficient cash is maintained to meet foreseeable needs and close out market positions. Due to the dynamic nature of the underlying business, the Group treasury department aims to maintain flexibility in funding by keeping committed credit lines available. For further details of this, see note 20.

(iv) Cash flow interest rate risk

The Group's exposure to market risk for changes in interest rates, relates primarily to cash, short term deposits and external borrowings.

The external borrowings are linked to the LIBOR rate, while cash and short term borrowings are affected by local market rates around the Group. The borrowings at variable rates expose the Group to cash flow interest rate risk.

27 Financial risk management (continued)

Currently, this risk is not hedged as the risk is not considered significant. This situation is monitored by the Group treasury department.

(a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

Primary financial instruments held or issued to finance the Group's operations:	As at 31 March 2007 Book and Fair value £m	As at 31 March 2006 Book and Fair value £m
Cash at bank and in hand	72.0	70.2
Short term deposits	59.4	43.5
Total financial assets	131.4	113.7
Interest bearing borrowings	(134.2)	(101.2)
Other financial liabilities	(20.4)	(23.9)
Total financial liabilities	(154.6)	(125.1)

Total net financial liabilities	(23.2)	(11.4)

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair value.

Derivative financial instruments held to manage the currencyprofile	2007 £m	2006 £m
Forward foreign currency contracts		
- book value	4.8	0.7
- fair value	4.8	0.7

Fair value methods and assumptions

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

i) The fair value of short term deposits, borrowings and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

ii) The fair value of foreign currency contracts is based on a comparison of the contractual and market rates after discounting using the prevailing interest rates at the time.

(b) Interest rate risk profile

Financial assets

The interest rate risk profile of Burberry Group's financial assets by currency is as follows:

Currency	Cash at bank and in hand £m	Short term deposits £m	Total £m
As at 31 March 2007			
Sterling	4.9	2.3	7.2
US dollar	14.9	-	14.9
Euro	36.2	3.2	39.4
Other currencies	16.0	53.9	69.9
Total financial assets	72.0	59.4	131.4
Floating rate assets	64.2	59.4	123.6
Balances for which no interest is paid	7.8	-	7.8

27 Financial risk management (continued)

(b) Interest rate risk profile (continued)

Currency	Cash at bank and in hand £m	Short term deposits £m	Total £m
As at 31 March 2006			
Sterling	5.5	5.0	10.5
US dollar	14.4	0.4	14.8
Euro	37.6	14.0	51.6
Other currencies	12.7	24.1	36.8
Total financial assets	70.2	43.5	113.7
Floating rate assets	56.4	43.5	99.9
Balances for which no interest is paid	13.8	-	13.8

Floating rate assets earn interest based on the relevant national LIBOR equivalents.

Balances for which no interest is paid is made up of Sterling £1.2m (2006: £3.8m), Euros £nil (2006: £0.2m) and Hong Kong dollars £3.2m (2006: £2.2m), Singapore dollars £3.0m (2006: £3.3m), Japanese Yen £nil (2006: £3.9m) and Malaysian Ringgit £0.4m (2006: £0.4m). These amounts arise principally due to the timing of transactions.

Financial liabilities

The interest rate risk profile of Burberry Group's financial liabilities by currency is as follows:

Currency	Floating rate financial liabilities	Financial liabilities on which no interest is payable	Tot
As at 31 March 2007			
Sterling	62.1	12.1	74
US dollar	14.5	6.6	21
Euro	20.2	1.0	21
Other currencies	37.4	0.7	38
Total financial liabilities	134.2	20.4	154
As at 31 March 2006			
Sterling	50.0	16.6	66
US dollar	-	5.2	5
Euro	27.7	1.3	29

Other currencies	23.5	0.8	24
Total financial liabilities	101.2	23.9	125

The floating rate financial liabilities at 31 March 2007 and 2006 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities at 31 March 2007 and 2006 include overdraft balances of £74.2m (2006: £51.2m).

27 Financial risk management (continued)

(c) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short term trade creditors and accruals, are as follows:

As at 31 March 2007	Debt £m	Deferred consideration £m	Other financial liabilities £m	T
In one year or less, or on demand	134.2	10.0	-	1
In more than one year, but not more than two years	-	-	1.9	
In more than two years, but not more than three years	-	-	1.0	
In more than three years, but not more than four years	-	-	0.9	
In more than four years, but not more than five years	-	-	0.8	
In more than five years	-	-	5.8	
Total financial liabilities	134.2	10.0	10.4	1

As at 31 March 2007	Debt £m	Deferred consideration £m	Other financial liabilities £m	T
In one year or less,or on demand	101.2	6.5	1.9	1
In more than one year, but not more than two years	-	5.0	1.8	
In more than two years, but not more than three years	-	-	1.4	
In more than three years, but not more than four years	-	-	1.2	
In more than four years, but not more than five years	-	-	0.9	
In more than five years	-	-	5.2	

Total financial liabilities	101.2	11.5	12.4	1

All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities £7.9m (2006: £6.3m), property related accruals £0.9m (2006: £1.2m) which are included in other creditors falling due after more than one year, and provisions for certain property obligations £nil (2006: £2.8m), which are included in provisions.

(d) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are recognised in the Income Statement.

	Net foreign currency monetary assets/(l			
Functional currency of operation	Sterling £m	US dollar £m	Euro £m	Oth currenci
As at 31 March 2007				
Sterling	-	(11.9)	(8.7)	(36
Other currencies	2.0	0.2	(1.3)	
Total	2.0	(11.7)	(10.0)	(36
As at 31 March 2006				
Sterling	-	0.3	8.6	(0
Other currencies	(1.3)	(0.2)	(0.1)	
Total	(1.3)	0.1	8.5	(0

28 Employee costs

Staff costs, including directors' emoluments, during the year are as shown below. The directors' emoluments are separately disclosed in the Report on Directors' Remuneration and Related Matters. This includes gains arising on the exercise of share options.

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Wages and salaries	143.5	124.7
Social security costs	16.5	13.9

Share based compensation (all awards settled in shares)	10.8	7.4
Other pension costs (see note 18)	3.2	2.7
Total	174.0	148.7

The average number of full time equivalent employees (including directors) during the year was as follows:

	Year to 31 March 2007 Number of employees	Year to 31 March 2006 Number of employees
Europe (excluding Spain)	2,415	2,149
North America	1,026	902
Asia Pacific	735	683
Spain	1,042	917
Total	5,218	4,651

Share options granted to directors and employees

The share option schemes have been valued using the Black-Scholes option pricing model. The Senior Executive Restricted Share Plan 2004, which has market based performance conditions attached, has been valued using the Black-Scholes option pricing model with a discount applied to this value, based on information obtained by running a Monte Carlo simulation model on the scheme.

Where applicable, equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of these schemes.

SAYE share option scheme

A Save As You Earn (SAYE) share option scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year to 31 March 2002, with a further option scheme offered to all UK employees of GUS plc in the year to 31 March 2003. For both of the grants made, employees were entitled to save for either three years or five years.

As a result of the demerger from GUS plc on 13 December 2005, the employees who held options at this date as part of the GUS SAYE share option scheme had six months from the date of the demerger to exercise these options. At 31 March 2007 there were no shares under option (2006: 129,748 at a weighted average exercise price of 413p).

The administrative costs of this scheme have not been borne by Burberry Group plc and are not considered to be material.

On 23 June 2006 a Save As You Earn (SAYE) share option scheme offering Burberry Group plc ordinary shares was introduced for all employees in the UK, Europe and

Asia Pacific, with a further option scheme offered to all American employees of Burberry Group plc on 30 March 2007. For both of the grants made, employees are entitled to save for three years.

The options granted on 23 June 2006 and 30 March 2007 are exercisable from 30 September 2009 and 31 March 2010 respectively and are dependent on continued employment, as well as a saving obligation over the vesting period. The exercise price for these options is calculated at a 20 percent discount to market price over the three dealing days preceding the grant date. Three day averages are calculated by taking middle market quotations of a Burberry Group plc share from the London Stock Exchange.

28 Employee costs (continued)

The fair value of the options granted has been calculated using a risk-free rate of 4.9%, expected volatility of 25.2% and an expected dividend yield of between 1.6% and 2.1%. The fair values per option for these grants were determined as £1.20 and £2.97 respectively.

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

Movements in the number of SAYE share options in Burberry Group plc shares outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2007	Weighted average exercise price
Outstanding at 1 April	-	-	-
Granted during the year	354.8	788,517	-
Lapsed during the year	350.5	(25,949)	-
Exercised during the year	-	-	-
Outstanding at 31 March	354.9	762,568	-
Exercisable at 31 March	-	-	-

SAYE share options in Burberry Group plc shares outstanding at the end of the year have the following expiry dates and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2007	sha opt
23 June 2006 - 1 September 2009	350.5	663,584	
30 March 2007 - 31 March 2010	384.5	98,984	
Total		762,568	

Share options and awards

i) GUS schemes

Share options were granted to Burberry employees under the GUS 1998 Approved and Non-Approved Executive Share Option Schemes during the years to 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc.

As a result of the demerger from GUS plc on 13 December 2005, the employees who held options at this date as part of the GUS share option scheme had six months from the date of the demerger to exercise these options. At 31 March 2007 there were no shares remaining under option (2006: 200,443 at a weighted average exercise price of 616.6p).

ii) The Burberry IPO Senior Executive Restricted Share Plan (the 'RSP')

On 11 July 2002 awards in respect of a total of 8,100,198 ordinary shares were made to directors and senior management under the RSP.

The restricted shares vest in three stages, 50 percent are exercisable after three years, 25 percent are exercisable after four years and 25 percent are exercisable after five years. The vesting of these share options is dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

Obligations under this plan will be met by the issue of ordinary shares of the Company.

28 Employee costs (continued)

Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
Outstanding at 1 April	3,610,000	6,571,640
Lapsed during the year	(6,250)	(911,640)
Exercised during the year	(3,102,500)	(2,050,000)
Outstanding at 31 March	501,250	3,610,000
Exercisable at 31 March	-	12,499

The weighted average share price at the date of the exercises in the year was £4.56.

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
11 July 2002 - 11 July 2012	501,250	3,610,000
Total	501,250	3,610,000

iii) Burberry Senior Executive Restricted Share Plan 2004

Between August and November 2006 awards in respect of a total of 2,352,546 (2006: 2,413,206) ordinary shares were made to directors and senior management under the 2004 RSP.

The options vest in three stages, 50 percent are exercisable after three years, 25 percent are exercisable after four years and 25 percent are exercisable after five years. The vesting of these share options is dependent on two performance conditions. Vesting of RSP shares is based 50 percent on Burberry's three year Total Shareholder Return ("TSR") relative to peers and 50 percent on three year growth in profit before taxation ("PBT"). Awards vest in full only if Burberry achieves at least upper quartile TSR compared to its global peers and at least 15 percent per annum profit growth (currency adjusted), and the executive remains in employment with Burberry for at least five years. A proportion of an award (12.5%) may vest if TSR performance exceeds the median of the peer group or if PBT growth exceeds five percent per annum over three years. The vesting of these share options is also dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this plan. Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
Outstanding at 1 April	3,565,477	1,342,592
Granted during the year	2,352,546	2,413,206
Lapsed during the year	(25,000)	(190,321)
Outstanding at 31 March	5,893,023	3,565,477
Exercisable at 31 March	-	-

Share options outstanding at the end of the year have the following terms:

Option term	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006

2 August 2004 - 2 August 2014	1,322,592	1,322,592
21 July 2005 - 21 July 2015	1,709,411	1,734,411
31 January 2006 - 31 January 2016	508,474	508,474
10 August 2006 - 10 August 2016	2,278,837	-
1 September 2006 - 1 September 2016	20,000	-
27 November 2006 - 27 November 2016	53,709	-
Total	5,893,023	3,565,477

28 Employee costs (continued)

For the awards made on 10 August 2006 the fair value for those restricted shares with the PBT performance condition was determined as £4.76 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £2.87.

For the awards made on 1 September 2006, the fair value for those restricted shares with the PBT performance condition was determined as £4.84 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £2.87.

For the awards made on 27 November 2006, the fair value for those restricted shares with the PBT performance conditions was determined as £5.90 by applying the Black-Scholes option price model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £3.56.

As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

	10 August 2006	1 September 2006	27 November 2006
Weighted average share price at grant date	£4.76	£4.84	£5.90
Exercise price	-	-	-
Option life	Equivalent to vesting period	Equivalent to vesting period	Equivalent to vesting period
Expected volatility	29.5%	29.5%	29.5%
Risk free interest rate	4.9%	4.9%	5.0%

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

iv) Burberry Restricted Share Reinvestment Plan

On 21 July 2005 awards in respect of a total of 782,500 Ordinary Shares were made to senior management under the Restricted Share Reinvestment Plan.

The options vest in two stages, 50 percent are exercisable after three years and 50 percent are exercisable after four years. The vesting of these share options is dependent on the employee holding the original IPO RSP shares which were awarded and which vested on 11 July 2005. The vesting of these share options is also dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
Outstanding at 1 April	782,500	-
Granted during the year	-	782,500
Outstanding at 31 March	782,500	782,500
Exercisable at 31 March	-	-

28 Employee costs (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Option term	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
21 July 2005 - 21 July 2015	782,500	782,500
Total	782,500	782,500

v) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")

On 11 July 2002 awards in respect of a total of 5,955,198 ordinary shares were made to directors and senior management under the IPO Option Scheme. Participants' awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per ordinary share.

The options vest in three stages, 33 percent are exercisable after one year, 33 percent are exercisable after two years and 33 percent are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period. Obligations under this scheme will be met by the issue of ordinary shares of the Company.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

	Weighted average exercise price	Number of shares under option as at 31 March 2007	Weighted average exercise price	Nu share optio 3
Outstanding at 1 April	230.0p	842,505	230.0p	2,
Exercised during the year	230.0p	(245,419)	230.0p	(1,
Outstanding at 31 March	230.0p	597,086	230.0p	
Exercisable at 31 March	230.0p	597,086	230.0p	

The weighted average share price at the date of the exercises in the year was £5.51.

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2007	Number shares und option as 31 Mar 20
11 July 2002 - 11 July 2012	230.0p	597,086	842,5
Total		597,086	842,5

vi) The Burberry Group plc Executive Share Option Scheme 2002

During the previous financial years options were granted to directors in respect of ordinary shares in the Company under the Executive Share Option Scheme. No options were granted in the current financial year (2006: 833,333 at an exercise price of £4.23).

The options vest in three stages, 33 percent are exercisable after one year, 33 percent are exercisable after two years and 33 percent are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period.

28 Employee costs (continued)

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

Weighted average exercise price	Number of shares under option as at 31 March 2007	Weighted average exercise price	sh op

Outstanding at 1 April	342.0p	3,935,492	315.4p
Granted during the year	-	-	423.0p
Lapsed during the year	356.2p	(36,660)	361.7p
Exercised during the year	330.1p	(1,876,983)	274.8p
Outstanding at 31 March	357.6p	2,021,849	342.0p
Exercisable at 31 March	307.0p	932,740	320.0p

The weighted average share price at the date of the exercises in the year was £5.73.

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Exercise price	Number of shares under option as at 31 March 2007	Number o shares unde option as a 31 Marc 200
13 June 2003 - 12 June 2013	258.0p	551,915	1,411,50
2 August 2004 - 2 August 2014	378.0p	914,379	1,690,65
21 July 2005 - 21 July 2015	423.0p	555,555	833,33
Total		2,021,849	3,935,49

vii) All Employee Share Plan

In previous financial years all employees were offered options over ordinary shares in the Company at a nil exercise price under an all Employee Share Plan. No new awards were made in the year to 31 March 2007 (2006: 369,240).

All awards vest after three years and the vesting of these share options is dependent on continued employment over the vesting period.

These ordinary shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The ordinary shares must be held in trust between three and five years.

Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	Numbe shares u option a 31 M
Outstanding at 1 April	1,017,580	1,029
Granted during the year	-	369
Lapsed during the year	(79,350)	(143
Exercised during the year	(243,260)	(237

Outstanding at 31 March	694,970	1,017
Exercisable at 31 March	94,150	52

28 Employee costs (continued)

Share options outstanding at the end of the year have the following terms and exercise prices:

Option term	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
12 July 2002 - 18 July 2082*	43,450	52,650
30 August 2003 - 18 July 2082*	50,700	101,350
30 August 2003 - 7 October 2006	-	174,800
30 July 2004 - 30 October 2007	189,150	212,650
20 August 2004 - 18 July 2082*	128,350	148,250
10 June 2005 - 10 June 2008	173,920	200,720
1 September 2005 - 18 July 2082*	109,400	127,160
Total	694,970	1,017,580

*No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

viii) Co-investment Scheme

In previous financial years executive directors and other senior management were able to defer receipt of all or part of their annual bonus and invest it in ordinary shares in the Company with up to a 2:1 match based on individual and Group performance during the year. The matching share awards do not vest for three years and are forfeited if the executive leaves due to resignation within that period. The exercise price of these share options is £nil. No new awards were made in the year to 31 March 2007 (2006: 984,473).

Shares have been purchased by the Burberry Group plc ESOP Trust to meet the obligations under this plan.

Movements in the number of share options outstanding are as follows:

	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
Outstanding at 1 April	1,074,522	221,703
Granted during the year	-	984,473
Lapsed during the year	(3,049)	(131,654)
Outstanding at 31 March	1,071,473	1,074,522

Exercisable at 31 March	-	-

Share options outstanding at the end of the year have the following expiry date:

Option term	Number of shares under option as at 31 March 2007	Number of shares under option as at 31 March 2006
29 July 2004 - 29 July 2009	213,996	213,996
21 July 2005 - 21 July 2015	857,477	860,526
Total	1,071,473	1,074,522

29 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. The only related party transactions relate to total compensation paid to key management, who is defined as the executive and non-executive directors. The total compensation paid during the year was as follows:

	Year to 31 March 2007 £m	Year to 31 March 2006 £m
Salaries and short term benefits	6.2	4.3
Post-employment benefits	0.5	0.5
Share based compensation	2.3	3.8
Total	9.0	8.6

In addition, aggregate gains on the exercise of options in the year to 31 March 2007 were £14.2m (2006: £8.4m).

GUS plc and other GUS related companies were related parties of the Burberry Group until 12 December 2005 as GUS plc owned the majority shareholding in Burberry Group plc. On 13 December 2005 Burberry Group demerged from GUS plc, services provided since this date have been done so in accordance with the demerger agreement.

30 Events after the balance sheet date

On 21 March 2007, the UK Chancellor announced that the full rate of UK corporation tax will be reduced from 30% to 28% from April 2008. However this rate reduction has not been substantively enacted at the balance sheet date and therefore as required by IAS 12, deferred tax assets and liabilities (as set out in note 12) relating to the UK have been measured at the currently enacted tax rate of 30%. The deferred tax charge that will arise on substantive enactment of the proposed change to the corporation tax rate is not expected to have a material financial effect on the Group's effective tax rate for 2007/08.

31 Principal subsidiaries

Company	Country of incorporation	Nature of business
Spain		
Burberry (Spain) S.A.	Spain	Luxury goods wholesaler
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Europe		
Burberry Limited	UK	Luxury goods retailer, wholesaler and licensor
Burberry Italy Retail Limited	UK	Luxury goods retailer
The Scotch House Limited*	UK	Luxury goods brand and licensor
Woodrow-Universal Limited*	UK	Textile manufacturer
Burberry France SASU	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry (Austria) GmbH	Austria	Luxury goods retailer
Burberry Antwerp N.V.	Belgium	Luxury goods retailer
Burberry Czech Republic s.r.o.	Czech Republic	Luxury goods retailer
Burberry Hungary kft	Hungary	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Asia Pacific		
Burberry Asia Ltd	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Ltd	Australia	Luxury goods retailer and wholesaler
Burberry Korea Ltd	Republic of Korea	Luxury goods retailer and wholesaler
Burberry (Taiwan) Co Ltd	Taiwan	Luxury goods retailer
Burberry (Malaysia) Sdn Bhd	Malaysia	Luxury goods retailer
Burberry Japan K.K.	Japan	Luxury goods retailer, wholesaler and licensor

*Held directly by Burberry Group plc.

All principal subsidiary undertakings are wholly owned as at 31 March 2007 and operate in the country in which they are incorporated with the exception of Burberry Italy Retail Limited, which operates principally in Italy. All the subsidiary undertakings have been consolidated as at 31 March 2007.
Non-operating intermediate holding and financing companies are excluded from the list above.

FIVE YEAR SUMMARY

Turnover by product	2003* UK GAAP £m	2004 UK GAAP £m	2005 UK GAAP £m	2005 IFRS £m	2006 IFRS £m	2007 IFRS £m
Womenswear	197.9	225.7	242.1	242.1	249.3	305.5
Menswear	162.8	190.1	194.5	194.5	206.2	227.0
Accessories (including Childrenswear)	169.5	178.4	185.0	185.0	189.2	211.2
Other	5.1	14.6	15.5	15.5	17.1	20.5
Licensing	58.3	67.0	78.4	78.4	81.1	86.1
Total	593.6	675.8	715.5	715.5	742.9	850.3

Turnover by destination	£m	£m	£m	£m	£m	£m
Europe (excluding Spain)	159.3	191.0	188.0	188.0	216.3	257.1
North America	140.5	162.4	165.9	165.9	180.4	199.3
Asia Pacific	147.0	162.6	186.6	186.6	201.4	223.1
Spain	143.4	155.8	168.4	168.4	134.1	151.8
Other	3.4	4.0	6.6	6.6	10.7	19.0
Total	593.6	675.8	715.5	715.5	742.9	850.3

Turnover by operation	£m	£m	£m	£m	£m	£m
Retail	228.4	257.4	265.2	265.2	318.5	410.1
Wholesale	306.9	351.4	371.9	371.9	343.3	354.1
Licensing	58.3	67.0	78.4	78.4	81.1	86.1
Total	593.6	675.8	715.5	715.5	742.9	850.3

Profit by operation	£m	£m	£m	£m	£m	£m
Wholesale and Retail	64.3	86.6	98.5	94.3	96.2	111.7
Licensing	52.4	56.0	67.0	67.0	69.4	73.4
EBIT** (before Atlas and Treorchy costs)	116.7	142.6	165.5	161.3	165.6	185.1
Net interest income/(expense)	(0.9)	2.3	4.9	4.9	2.5	(0.7)
Project Atlas costs	-	-	-	-	(11.1)	(21.6)
Treorchy closure costs	-	-	-	-	-	(6.5)
Exceptional/material items	(22.0)	2.2	0.8	-	-	-
Foreign currency loss on loans with GUS group (pre-flotation)	(2.3)	-	-	-	-	-
Goodwill amortisation	(6.4)	(6.8)	(6.8)	-	-	-
Profit on ordinary activities before taxation	85.1	140.3	164.4	166.2	157.0	156.3
Tax on profit on ordinary activities	(32.9)	(47.3)	(54.5)	(54.3)	(50.6)	(46.1)
Profit on ordinary activities after taxation/Attributable						

profit	52.2	93.0	109.9	111.9	106.4	110.2

Margin analysis	%	%	%	%	%	%
Gross margin as percentage of turnover	56.0	57.9	59.3	59.3	60.0	61.3
Wholesale and Retail EBIT** as a percentage of turnover	12.0	14.2	15.5	14.8	14.5	14.6
Licence EBIT** as a percentage of turnover	89.9	83.6	85.5	85.5	85.6	85.2
Total EBIT** as a percentage of turnover	19.7	21.1	23.1	22.5	22.3	21.8

*Year to 31 March 2003 has not been restated to reflect the impact of adopting FRS 17 'Retirement Benefits' as the necessary data is not available.

**Earnings before interest, taxation, goodwill amortisation and exceptional/ material items.

Earnings and dividends	2003* UK GAAP pence per share	2004 UK GAAP pence per share	2005 UK GAAP pence per share	IFRS p per s
Basic earnings per share	10.5	18.8	22.2	
Basic earnings per share before goodwill amortisation and exceptional/Atlas and Treorchy costs	14.9	19.8	23.4	
Diluted earnings per share	10.3	18.4	21.8	
Diluted earnings per share before goodwill amortisation and exceptional/Atlas and Treorchy costs	14.6	19.4	23.0	
Dividend per share (UK GAAP on an accruals basis)	3.0	4.5	6.5	
Dividend per share (IFRS on a paid basis)	n/a	n/a	n/a	
Diluted weighted average number of ordinary shares in issue during the year	506.2m	505.9m	504.6m	5
Dividend cover (UK GAAP on an accruals basis)**	5.0	4.4	3.7	
Dividend cover (IFRS on a paid basis)**	n/a	n/a	n/a	

Balance sheet	2003* UK GAAP £m	2004 UK GAAP £m	2005 UK GAAP £m	
Fixed assets, investments and other intangible assets	162.4	150.7	167.0	1
Working capital (excluding cash and				

borrowings)	73.8	66.6	77.7	
Other long term liabilities	(10.6)	(10.8)	(9.8)	(
Net operating assets	225.6	206.5	234.9	2
Goodwill	122.8	110.6	107.1	1
Deferred consideration for acquisitions	(31.7)	(31.7)	(32.7)	(
Cash at bank, net of overdraft and borrowings	79.6	157.9	169.9	1
Taxation (including deferred taxation)	0.4	1.0	(2.9)	(
Dividends payable	(10.0)	(14.9)	(21.7)	
Net assets	386.7	429.4	454.6	4

Cash flow	2003* UK GAAP £m	2004 UK GAAP £m	2005 UK GAAP £m	
Operating profit before goodwill amortisation and exceptional items	116.7	142.6	165.5	1
Project Atlas costs	-	-	-	
Treorchy closure costs	-	-	-	
Operating profit after Atlas and Treorchy costs	116.7	142.6	165.5	1
Depreciation, impairment and trademark amortisation charges	19.0	28.5	24.4	
Loss/(profit) on disposal of fixed assets and similar non-cash charges	1.5	1.7	(1.1)	
Charges in respect of employee share incentive schemes	-	3.6	5.3	
(Increase)/decrease in stocks	5.2	(7.5)	(12.8)	(
(Increase)/decrease in debtors	(2.4)	(1.5)	(7.3)	
Increase/(decrease) in creditors	25.0	18.2	1.5	
Net cash inflow from operations beforecapital expenditure	165.0	185.6	175.5	1
Purchase of tangible and intangible fixed assets	(55.7)	(28.8)	(37.2)	(
Sale of tangible fixed assets	0.2	-	3.1	
Net cash inflow from operations adjusted for capital expenditure	109.5	156.8	141.4	1

*Year to 31 March 2003 have not been restated to reflect the impact of adopting FRS 17 'Retirement Benefits' as the necessary data is not available.

**Based on attributable profit or profit after taxation before goodwill amortisation and exceptional items

SHAREHOLDER INFORMATION

Registrar

Enquiries concerning shareholdings, changes of name or address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970 (or +44 121 415 7047 from outside the UK). In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A textphone facility for those with hearing difficulties is available by calling: 0870 600 3950 (or +44 121 415 7028 from outside the UK).

Share price information

The latest Burberry Group plc share price is available on the Group's website at www.burberrygroupplc.com and also on the Financial Times Cityline Service on 0906 843 0000 (calls charged at 60p per minute).

Share dealing

Lloyds TSB Registrars offer a telephone and internet dealing service. Terms and conditions and details of the commission charges are available on request.

For telephone dealing call 0870 850 0852 between 8.00am and 4.30pm, Monday to Friday, and for internet dealing visit www.shareview.co.uk/dealing. Shareholders will need the reference number shown on their share certificate.

Internet

A full range of investor relations information is available at www.burberrygroupplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Amalgamating Share Accounts

Shareholders who have more than one account due to inconsistency in name and address details may avoid duplicate mailings by asking the Registrar to amalgamate their holdings.

Dividends

The interim dividend of 2.875p per share was paid on 1 February 2007. A final dividend of 7.625p has been proposed and, subject to approval at the Annual General Meeting on 12 July 2007, will be paid on 2 August 2007 to shareholders on the register at the close of business on 6 July 2007.

Dividends can be paid by BACS directly into a UK bank account, with the tax voucher being sent to the shareholders address. A dividend mandate form is available from Lloyds TSB Registrars or from www.shareview.co.uk.

Electronic Communication

Shareholders have the opportunity to receive all shareholder documentation in electronic form via the internet, rather than through the post in paper format. Shareholders who decide to register for this option will receive an email each time a statutory document is published on the internet. Shareholders who wish to receive documentation in electronic form should register at www.shareview.co.uk.

ShareGift

Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating their shares to charity through ShareGift, a donation scheme operated by The Orr Mackintosh Foundation (registered charity 1052686). A ShareGift donation form can be obtained from Lloyds TSB Registrars. Further information is available at www.sharegift.org or by telephone on +44 (0) 20 7828 1151.

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ
telephone: +44 (0) 20 7968 0000
fax: +44 (0) 20 7980 2950

www.burberrygroupplc.com

Financial calendar

Final dividend record date	6 July 2007
First quarter trading update	11 July 2007
Annual General Meeting	12 July 2007
Final dividend payment	2 August 2007
First half trading update	October 2007
Interim results announcement	November 2007
Third quarter trading update and interim dividend record date	January 2008
Interim dividend payment	February 2008
Second half trading update	April 2008
Preliminary results announcement	May 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:35 30-May-07
Number	4638X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

IAN CARTER

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Clear Stream – Lloyds TSB 4,422 shares

8 State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

4,422

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.001%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

678.45p

14. Date and place of transaction

29.05.2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

4,442 (0.001%)

16. Date issuer informed of transaction

29.05.2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY



Date of notification

30.05.2007

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	16:40 31-May-07
Number	5685X

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 31 May 2007 its capital consists of 437,639,382 ordinary shares with voting rights. Burberry Group plc holds 23,680 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 437,615,702.

The above figure (437,615,702) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:43 07-Jun-07
Number	0101Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 250,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 641.55 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:46 08-Jun-07
Number	0880Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 629.97 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:24 11-Jun-07
Number	1636Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 634.59375 pence per Share, for cancellation.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Annual Report and AGM
Released	16:51 12-Jun-07
Number	2420Y

Burberry Group plc

- Annual Report & Accounts for the year ended 31 March 2007
- AGM Circular (incorporating the Notice of Annual General Meeting)
- Proxy Card

Two copies of the above documentation have been submitted to the UK Listing Authority, and will be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:05 12-Jun-07
Number	2352Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

EUGENIA ULASEWICZ

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

11.06.07

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY SENIOR EXECUTIVE RESTRICTED SHARE PLAN 2004 ON 11.06.07



18. Period during which or date on which it can be exercised

11.06.10 – 10.06.17

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

53,525 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

461,025 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

12.06.07

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:06 12-Jun-07
Number	2356Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

PASCAL PERRIER

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

11.06.07

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY SENIOR EXECUTIVE RESTRICTED SHARE PLAN 2004 ON 11.06.07



18. Period during which or date on which it can be exercised

11.06.10 – 10.06.17

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

58,808 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

128,808 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

12.06.07

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:07 12-Jun-07
Number	2359Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

STACEY CARTWRIGHT

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

11.06.07

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY SENIOR EXECUTIVE RESTRICTED SHARE PLAN 2004 ON 11.06.07



18. Period during which or date on which it can be exercised

11.06.10 – 10.06.17

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

74,098 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

711,604 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

12.06.07

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:10 12-Jun-07
Number	2361Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

ANGELA AHRENDTS

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

11.06.07

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

AWARD OF SHARES UNDER THE BURBERRY SENIOR EXECUTIVE RESTRICTED SHARE PLAN 2004 ON 11.06.07



18. Period during which or date on which it can be exercised

11.06.10 – 10.06.17

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

255,987 ORDINARY SHARES OF 0.05p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NIL

22. Total number of *shares* or debentures over which options held following notification

767,128 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

12.06.07

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:34 12-Jun-07
Number	2497Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 636.67265 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	14:30 15-Jun-07
Number	4652Y

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

3. Full name of person(s) subject to the notification obligation (iii)**:**

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance (Pensions Management) Limited (PMC)

Legal and General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached (v)**:**

13/06/2007

6. Date on which issuer notified:

14/06/2007

7. Threshold(s) that is/are crossed or reached:

From 7%-6% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
ORD GBP 0.05	31,131,808	31,131,808

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
ORD GBP 0.05	30,352,733	30,352,733		6.94	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,352,733	6.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (34,596,639 - 7.92% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (34,596,639 - 7.92% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (34,596,639 – 7.92% = Total Position)

Legal & General Group Plc (Direct) (L&G) (30,352,733 – 6.94% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (14,096,872 – 3.22% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (16,255,861 – 3.72% = LGAS & LGPL)

Legal & General Assurance (Pensions Management) Limited (PMC) (14,096,872 – 3.22% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL) (16,255,861 – 3.72% = LGAS & LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 436,965,702

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:
020 7528 6742

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Burberry Group plc

Contact address (registered office for legal entities):

18 – 22 Haymarket, London, SW1Y 4DQ

Phone number:

020 7968 5682

Other useful information (at least legal representative for legal persons):

Kathryn Dickinson, Deputy Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Directorate Change
Released	10:55 20-Jun-07
Number	6882Y

BURBERRY GROUP PLC – DIRECTORATE CHANGE

In keeping with the transition plans announced last year, Burberry Group plc, the global luxury business, announces that Rose Marie Bravo, Vice-Chairman, will be stepping down from the Board with effect 1 July 2007.

Ms Bravo served as Chief Executive from 1997 until 1 July 2006 when Angela Ahrendts was appointed Chief Executive and Ms Bravo assumed the role of Vice-Chairman.

John Peace, Chairman commented "I would like to thank Rose Marie for her tremendous contribution as Chief Executive and for ensuring such a smooth transition over the past twelve months in her role as Vice-Chairman".

Rose Marie Bravo said "I have thoroughly enjoyed being part of Burberry over the past ten years and I am confident that Angela and her team will continue to lead Burberry to even greater success".

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Treasury Stock
Released	17:02 21-Jun-07
Number	8182Y

21 June 2007

Burberry Group plc (the "Company") announces that on 20 June 2007 it purchased 17,118 of its Ordinary Shares of 0.05p ("Shares") at a price of 700.5 per Share. These Shares will be held in treasury.

Following the purchase, the Company holds 40,798 in treasury and has a total of 436,748,584 Shares in issue (excluding Treasury Shares).

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:05 21-Jun-07
Number	8179Y

Burberry Group plc (the "Company") - Director / PDMR Shareholding

Following the grant of options and awards over the Company's Ordinary Shares of 0.05p each ("Shares") and the purchase of Shares on behalf of directors and persons discharging managerial responsibility ("PDMRs") on 20 June 2007 under the Burberry Group plc Co-Investment Plan (the "Plan"), the Company announces the following changes in the Share interests of its directors and PDMRs.

In accordance with the rules of the Plan, the directors and PDMRs of the Company named below have opted to defer receipt of their bonus for the year ended 31 March 2007 and to invest it in Shares. The resulting interests in Shares and in their contingent interests in matching Shares awarded under the Plan are as follows:

Name of director / PDMR	Number of Shares acquired on behalf of director / PDMR	Contingent interests in matching Share arising in respect of director / PDMR
Angela Ahrendts	82,061	280,123
Stacey Cartwright	37,637	128,479
Pascal Perrier	37,212	74,946

The purchase of the Shares acquired on behalf of the directors and PDMRs was made on 20 June 2007 at a price of 700.5p per Share; the award of the matching Shares was made on 20 June 2007. The matching Shares do not vest for three years and if the director resigns during the three-year period the right to the matching Shares will be forfeited.

Following these transactions:

(1) Angela Ahrendts has an interest in 82,061 Shares and options and awards over 1,047,251 Shares.

(2) Stacey Cartwright has an interest in 85,932 Shares and options and awards over 840,083 Shares.

(3) Pascal Perrier has an interest in 37,212 Shares and options and awards over 203,754 Shares.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:39 21-Jun-07
Number	8264Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 694.5625 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:43 22-Jun-07
Number	9147Y

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 695.325 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Annual Information Update
Released	15:44 25-Jun-07
Number	9741Y

Annual Information Update for the 12 month period ended 22 June 2007 ("the Relevant Period")

Pursuant to Prospectus Rule 5.2, Burberry Group plc announces that the following information has been made available to the public during the previous 12 months. Neither the Company, nor any individual, takes responsibility as to the accuracy or completeness of the information it contains, as the information may not be up to date as at the date of this annual information update.

1. The London Stock Exchange

The following regulatory announcements were publicised on the London Stock Exchange via RNS, a Regulatory Information Service.

22/06/2007 REG-Burberry Group PLC Transaction in Own Shares
21/06/2007 REG-Burberry Group PLC Transaction in Own Shares
21/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
21/06/2007 REG-Burberry Group PLC Treasury Stock
20/06/2007 REG-Burberry Group PLC Directorate Change
15/06/2007 REG-Burberry Group PLC Holding(s) in Company
12/06/2007 REG-Burberry Group PLC Transaction in Own Shares
12/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
12/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
12/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
12/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
12/06/2007 REG-Burberry Group PLC Annual Report and AGM
11/06/2007 REG-Burberry Group PLC Transaction in Own Shares
08/06/2007 REG-Burberry Group PLC Transaction in Own Shares
07/06/2007 REG-Burberry Group PLC Transaction in Own Shares
31/05/2007 REG-Burberry Group PLC Total Voting Rights
30/05/2007 REG-Burberry Group PLC Director/PDMR Shareholding
24/05/2007 REG-Burberry Group PLC Preliminary Results - Part 2 - Part 3
24/05/2007 REG-Burberry Group PLC Preliminary Results - Part 2 - Part 2
24/05/2007 REG-Burberry Group PLC Preliminary Results - Part 2 - Part 1
24/05/2007 REG-Burberry Group PLC Preliminary Results - Part 1 - Part 4
24/05/2007 REG-Burberry Group PLC Preliminary Results - Part 1 - Part 3
24/05/2007 REG-Burberry Group PLC Preliminary Results - Part 1 - Part 2
24/05/2007 REG-Burberry Group PLC Preliminary Results - Part 1 - Part 1
23/05/2007 REG-Burberry Group PLC Holding(s) in Company
15/05/2007 REG-Burberry Group PLC Holding(s) in Company
01/05/2007 REG-Burberry Group PLC Director Declaration
30/04/2007 REG-Burberry Group PLC Total Voting Rights
25/04/2007 REG-Burberry Group PLC Director Declaration
23/04/2007 REG-Burberry Group PLC Holding(s) in Company
17/04/2007 REG-Burberry Group PLC Second Half Trading Update
02/04/2007 REG-Burberry Group PLC Holding(s) in Company
12/06/2007 REG-Burberry Group PLC Transaction in Own Shares
12/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
12/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
12/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
12/06/2007 REG-Burberry Group PLC Director/PDMR Shareholding
12/06/2007 REG-Burberry Group PLC Annual Report and AGM
11/06/2007 REG-Burberry Group PLC Transaction in Own Shares
08/06/2007 REG-Burberry Group PLC Transaction in Own Shares
07/06/2007 REG-Burberry Group PLC Transaction in Own Shares
31/05/2007 REG-Burberry Group PLC Total Voting Rights
30/05/2007 REG-Burberry Group PLC Director/PDMR Shareholding

24/05/2007	REG-Burberry Group PLC Preliminary Results - Part 2 - Part 3
24/05/2007	REG-Burberry Group PLC Preliminary Results - Part 2 - Part 2
24/05/2007	REG-Burberry Group PLC Preliminary Results - Part 2 - Part 1
24/05/2007	REG-Burberry Group PLC Preliminary Results - Part 1 - Part 4
24/05/2007	REG-Burberry Group PLC Preliminary Results - Part 1 - Part 3
24/05/2007	REG-Burberry Group PLC Preliminary Results - Part 1 - Part 2
24/05/2007	REG-Burberry Group PLC Preliminary Results - Part 1 - Part 1
23/05/2007	REG-Burberry Group PLC Holding(s) in Company
15/05/2007	REG-Burberry Group PLC Holding(s) in Company
01/05/2007	REG-Burberry Group PLC Director Declaration
30/04/2007	REG-Burberry Group PLC Total Voting Rights
25/04/2007	REG-Burberry Group PLC Director Declaration
23/04/2007	REG-Burberry Group PLC Holding(s) in Company
17/04/2007	REG-Burberry Group PLC Second Half Trading Update
02/04/2007	REG-Burberry Group PLC Holding(s) in Company
30/03/2007	REG-Burberry Group PLC Total Voting Rights
29/03/2007	REG-Burberry Group PLC Directorate Change
29/03/2007	REG-Burberry Group PLC Holding(s) in Company
28/03/2007	REG-Burberry Group PLC Transaction in Own Shares
16/03/2007	REG-Burberry Group PLC Transaction in Own Shares
15/03/2007	REG-Burberry Group PLC Transaction in Own Shares
14/03/2007	REG-Burberry Group PLC Transaction in Own Shares
13/03/2007	REG-Burberry Group PLC Transaction in Own Shares
12/03/2007	REG-Burberry Group PLC Transaction in Own Shares
09/03/2007	REG-Burberry Group PLC Transaction in Own Shares
09/03/2007	REG-Burberry Group PLC Holding(s) in Company
08/03/2007	REG-Burberry Group PLC Transaction in Own Shares
07/03/2007	REG-Burberry Group PLC Transaction in Own Shares
06/03/2007	REG-Burberry Group PLC Transaction in Own Shares
05/03/2007	REG-Burberry Group PLC Transaction in Own Shares
05/03/2007	REG-Burberry Group PLC Holding(s) in Company
05/03/2007	REG-Burberry Group PLC Holding(s) in Company
02/03/2007	REG-Burberry Group PLC Transaction in Own Shares
01/03/2007	REG-Burberry Group PLC Transaction in Own Shares
28/02/2007	REG-Burberry Group PLC Transaction in Own Shares
28/02/2007	REG-Burberry Group PLC Total Voting Rights
27/02/2007	REG-Burberry Group PLC Transaction in Own Shares
26/02/2007	REG-Burberry Group PLC Director Declaration
23/02/2007	REG-Burberry Group PLC Transaction in Own Shares
22/02/2007	REG-Burberry Group PLC Transaction in Own Shares
21/02/2007	REG-Burberry Group PLC Transaction in Own Shares
20/02/2007	REG-Burberry Group PLC Transaction in Own Shares
19/02/2007	REG-Burberry Group PLC Transaction in Own Shares
15/02/2007	REG-Burberry Group PLC Holding(s) in Company
15/02/2007	REG-Burberry Group PLC Holding(s) in Company
02/02/2007	REG-Burberry Group PLC Holding(s) in Company
31/01/2007	REG-Burberry Group PLC Total Voting Rights
30/01/2007	REG-Burberry Group PLC Blocklisting Interim Review
26/01/2007	REG-Burberry Group PLC Director/PDMR Shareholding
23/01/2007	REG-Burberry Group PLC Transaction in Own Shares
23/01/2007	REG-Burberry Group PLC Holding(s) in Company
22/01/2007	REG-Burberry Group PLC Total Voting Rights
19/01/2007	REG-Burberry Group PLC Transaction in Own Shares
18/01/2007	REG-Burberry Group PLC Director/PDMR Shareholding
18/01/2007	REG-Burberry Group PLC Transaction in Own Shares
17/01/2007	REG-Burberry Group PLC Additional Listing
16/01/2007	REG-Burberry Group PLC Trading Statement
27/12/2006	REG-Burberry Group PLC Total Voting Rights
15/12/2006	REG-Burberry Group PLC Transaction in Own Shares
08/12/2006	REG-Burberry Group PLC Holding(s) in Company
05/12/2006	REG-Burberry Group PLC Holding(s) in Company
04/12/2006	REG-Burberry Group PLC Holding(s) in Company
30/11/2006	REG-Burberry Group PLC Doc re. Interim Report
28/11/2006	REG-Burberry Group PLC Director/PDMR Shareholding
24/11/2006	REG-Burberry Group PLC Holding(s) in Company
23/11/2006	REG-Burberry Group PLC Holding(s) in Company
14/11/2006	REG-Burberry Group PLC Interim Results - Part 1
14/11/2006	REG-Burberry Group PLC Interim Results - Part 2
13/11/2006	REG-Burberry Group PLC Holding(s) in Company
18/10/2006	REG-Burberry Group PLC Holding(s) in Company
12/10/2006	REG-Burberry Group PLC Holding(s) in Company

11/10/2006	REG-Burberry Group PLC Trading Statement
29/09/2006	REG-Burberry Group PLC Transaction in Own Shares
28/09/2006	REG-Burberry Group PLC Transaction in Own Shares
25/09/2006	REG-Burberry Group PLC Transaction in Own Shares
22/09/2006	REG-Burberry Group PLC Transaction in Own Shares
21/09/2006	REG-Burberry Group PLC Transaction in Own Shares
20/09/2006	REG-Burberry Group PLC Holding(s) in Company
19/09/2006	REG-Burberry Group PLC Transaction in Own Shares
15/09/2006	REG-Burberry Group PLC Transaction in Own Shares
12/09/2006	REG-Burberry Group PLC Transaction in Own Shares
11/09/2006	REG-Burberry Group PLC Transaction in Own Shares
08/09/2006	REG-Burberry Group PLC Transaction in Own Shares
07/09/2006	REG-Burberry Group PLC Transaction in Own Shares
05/09/2006	REG-Burberry Group PLC Transaction in Own Shares
01/09/2006	REG-Burberry Group PLC Transaction in Own Shares
31/08/2006	REG-Burberry Group PLC Transaction in Own Shares
30/08/2006	REG-Burberry Group PLC Transaction in Own Shares
29/08/2006	REG-Burberry Group PLC Transaction in Own Shares
25/08/2006	REG-Burberry Group PLC Transaction in Own Shares
24/08/2006	REG-Burberry Group PLC Transaction in Own Shares
23/08/2006	REG-Burberry Group PLC Transaction in Own Shares
22/08/2006	REG-Burberry Group PLC Transaction in Own Shares
18/08/2006	REG-Burberry Group PLC Holding(s) in Company
17/08/2006	REG-Burberry Group PLC Holding(s) in Company
11/08/2006	REG-Burberry Group PLC Holding(s) in Company
10/08/2006	REG-Burberry Group PLC Director/PDMR Shareholding
08/08/2006	REG-Burberry Group PLC Transaction in Own Shares
04/08/2006	REG-Burberry Group PLC Transaction in Own Shares
03/08/2006	REG-Burberry Group PLC Transaction in Own Shares
01/08/2006	REG-Burberry Group PLC Transaction in Own Shares
31/07/2006	REG-Burberry Group PLC Transaction in Own Shares
27/07/2006	REG-Burberry Group PLC Holding(s) in Company
24/07/2006	REG-Burberry Group PLC Holding(s) in Company
21/07/2006	REG-Burberry Group PLC Transaction in Own Shares
21/07/2006	REG-Burberry Group PLC Blocklisting Interim Review
20/07/2006	REG-Burberry Group PLC Transaction in Own Shares
18/07/2006	REG-Burberry Group PLC Transaction in Own Shares
14/07/2006	REG-Burberry Group PLC Director/PDMR Shareholding
14/07/2006	REG-Burberry Group PLC AGM Statement
12/07/2006	REG-Burberry Group PLC Trading Statement
11/07/2006	REG-Burberry Group PLC Additional Listing
26/06/2006	REG-Burberry Group PLC Annual Information Update
26/06/2006	REG-Burberry Group PLC Director/PDMR Shareholding

2. Companies House

The following documents were filed with the Registrar of Companies for England and Wales during the Relevant Period on, or around, the dates listed below. Copies of the documents can be obtained from www.companieshouse.com.

DATE	DOCUMENT TYPE	DESCRIPTION OF DOCUMENT FILED
01/06/2007	88(2)R	Return on Allotment of Shares
01/05/2007	288a	Appointment of Director
01/05/2007	288b	Resignation of Director
01/05/2007	88(2)R	Return on Allotment of Shares
16/04/2007	88(2)R	Return on Allotment of Shares
16/04/2007	169	Return by a Company purchasing its own shares
04/04/2007	288c	Change of Directors Details
30/03/2007	169	Return by a Company purchasing its own shares
19/03/2007	88(2)R	Return on Allotment of Shares
23/02/2007	88(2)R	Return on Allotment of Shares
23/02/2007	363a	Annual Return
20/02/2007	169	Return by a Company purchasing its own shares
25/01/2007	88(2)R	Return on Allotment of Shares
09/01/2007	169	Return by a Company purchasing its own shares

09/01/2007	169	Return by a Company purchasing its own shares
07/12/2006	88(2)R	Return on Allotment of Shares
12/12/2006	169	Return by a Company purchasing its own shares
13/12/2006	288a	Appointment of Director
13/10/2006	169	Return by a Company purchasing its own shares
13/10/2006	169	Return by a Company purchasing its own shares
12/10/2006	88(2)R	Return on Allotment of Shares
05/10/2006	169	Return by a Company purchasing its own shares
20/09/2006	AA	Report and Accounts
18/09/2006	169	Return by a Company purchasing its own shares
05/09/2006	169	Return by a Company purchasing its own shares
05/09/2006	169	Return by a Company purchasing its own shares
05/09/2006	88(2)R	Return on Allotment of Shares
18/08/2006	88(2)	Return on Allotment of Shares
15/08/2006	169	Return by a Company purchasing its own shares
26/07/2006	88(2)	Return on Allotment of Shares
26/07/2006	88(2)	Return of Allotment of Shares
26/07/2006	169	Return by a Company purchasing its own shares
21/07/2006	RES09	Resolutions
11/07/2006	169	Return by a Company purchasing its own shares
11/07/2006	169	Return by a Company purchasing its own shares
04/07/2006	169	Return by a Company purchasing its own shares
04/07/2006	169	Return by a Company purchasing its own shares

3. The Financial Services Authority

The following documents were submitted to the FSA during the Relevant Period on or around the dates indicated. Copies of the documents are available at the UKLA's Document Viewing Facility located at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Date of Publication	Description of Document
12/06/2007	Annual Report for the year ended 31 March 2007, Notice of the 2007 AGM and Proxy Card
30/11/2007	Accounts for the six month period ended 30 September 2006
14/07/2006	AGM Resolutions

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:41 27-Jun-07
Number	1707Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 400,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 677.87 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:33 28-Jun-07
Number	2653Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 685.3 pence per Share, for cancellation.

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Transaction in Own Shares
Released	17:29 29-Jun-07
Number	3918Z

BURBERRY GROUP PLC: Transaction in Own Shares

Burberry Group plc ("the Company") announces that it has today purchased 200,000 of its ordinary shares of 0.05p each ("Shares") from Merrill Lynch at a price of 684.6 pence per Share, for cancellation.

END

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END